# VITRIA®

VITRIA TECHNOLOGY, INC.
945 Stewart Drive
Sunnyvale, California 94085
www.vitria.com
(408) 212-2700



## 2005 Annual Report

## Letter to Stockholders

## Notice of 2006 Annual Meeting of Stockholders and Proxy Statement

## Report on Form 10-K

Dear Shareholder:

2005 was a year of solid progress, where we continued to execute on our Business Process Application strategy, strengthened our executive team, and streamlined our operations.

Vitria Technology is pioneering a new breed of applications, called Business Process Applications ("BPAs"), that enable businesses to better manage and automate key business processes, end-to-end, across organizations and IT systems. Powered by BusinessWare®, our award-winning business process management platform, Business Process Applications solve problems that traditional enterprise applications can not.

In 2005 we continued to expand our business process application offerings in our core markets:

- In telecommunications, our current suite of BPA products includes pre-built applications for order management and exception handling. This suite has enabled our customers to achieve measurable and sustainable business results, such as reduced manual processing costs and improved delivery of bundled services.
- In healthcare, our BPA product suite includes healthcare transaction intake (HIPAA), the automation of claims management, and the ability to resolve exceptions in these processes, enabling our customers to lower customer costs and risks while increasing customer retention and new business. This product suite enables "Intelligent Interoperability" among healthcare providers and insurers, supporting key healthcare initiatives around electronic health records (EHRs) and regional health initiative organizations (RHIOs).
- Also we have enhanced our framework products that serve as the basis of our vertical offerings and enable our customers to more quickly build custom business process applications on our BusinessWare® platform. Our Smart Gateway framework enables complete visibility and control of the entire electronic document/transaction exchange lifecycle between an organization and its external constituents. It manages orders, claims, billing and invoicing. Our Resolution Accelerator framework is the first purpose-built process framework for exception management. By automating the resolution of business exceptions, Resolution Accelerator is designed to address a problem that results in significant expense to our targeted industries.

Our Business Process Applications have garnered an enthusiastic response from industry analysts, who describe them as "unique and visionary." More importantly, they have generated strong interest among our customers, resulting in several key deals among our telecommunications and healthcare customers. Based on this early success, we believe that BPAs will provide a platform for growth throughout 2006 and beyond.

We continue to invest our business process management platform and flagship product, BusinessWare®, with enhancements that position it at the center of the trend towards service-oriented architecture (SOA). Based on the methodology of designing standardized software components that can be used and re-used to support complex business processes, we believe SOA is the most important IT trend today and is fueling a resurgence in IT investing. BusinessWare®'s strong SOA capabilities should allow us to capitalize on this important industry trend.

Vitria Technology embarks on a 2006 full of promise for the company. We intend to introduce business process applications for the manufacturing and supply chain marketplace, as well as expanding our telecommunications and healthcare application suites. We believe that these new product introductions will drive pipeline growth and license revenues. The emergence of service oriented architectures (SOA) and the trend towards process-based service-oriented business applications (SOBA) have, we believe, positioned Vitria at the epicenter of IT spending priorities. As a pioneer of the process-based SOBA marketplace with our business process applications, we believe we have a first mover advantage with referenceable customers that have proven results. We intend to supplement our own strengths in these markets by aggressively partnering with both technology partners and distribution channel partners. We have a strong balance sheet, a growing pipeline, and a team excited about the opportunities and challenges ahead.

On the behalf of the Board and our employees, I would like to thank our shareholders, our customers and our partners for your continued confidence and support.

Dale Skeen, Ph.D.
Chief Executive Officer, Founder and Director

# VITRIA TECHNOLOGY, INC.

**945 Stewart Drive**
**Sunnyvale, California 94085**

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
## To be held on June 16, 2006

TO THE STOCKHOLDERS OF VITRIA TECHNOLOGY, INC.:

NOTICE IS HEREBY GIVEN that the 2006 Annual Meeting of Stockholders of Vitria Technology, Inc., a Delaware corporation, will be held on Friday, June 16, 2006 at 2:00 p.m. pacific time at our principal executive offices at 945 Stewart Drive, Sunnyvale, California 94085, for the following purposes:

1. To elect one director to hold office until the 2009 Annual Meeting of Stockholders;

2. To ratify the selection of BDO Seidman, LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2006; and

3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this notice.

The Board of Directors has fixed the close of business on April 19, 2006 as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

By Order of the Board of Directors

Michael D. Perry
*Senior Vice President and Chief Financial Officer*

Sunnyvale, California
May 1, 2006

**All stockholders are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. Shares may also be voted electronically via the Internet or by telephone. Even if you have given your proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name.**

## TABLE OF CONTENTS

# VITRIA TECHNOLOGY, INC.

**945 Stewart Drive**
**Sunnyvale, California 94085**

# PROXY STATEMENT
# FOR THE 2006 ANNUAL MEETING OF STOCKHOLDERS

**June 16, 2006**

## QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

### Why am I receiving these materials?

We sent you this proxy statement and the enclosed proxy card because the Board of Directors of Vitria Technology, Inc. is soliciting your proxy to vote at the 2006 Annual Meeting of Stockholders. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

We intend to mail this proxy statement and accompanying proxy card on or about May 4, 2006 to all stockholders of record entitled to vote at the annual meeting.

### Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on April 19, 2006 will be entitled to vote at the annual meeting. On this record date, there were 33,710,204 shares of common stock outstanding and entitled to vote.

#### *Stockholder of Record: Shares Registered in Your Name*

If on April 19, 2006 your shares were registered directly in your name with our transfer agent, Computershare Investor Services LLC, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

#### *Beneficial Owner: Shares Registered in the Name of a Broker or Bank*

If on April 19, 2006 your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

### What am I voting on?

There are two matters scheduled for a vote:

- Election of one director; and
- Ratification of BDO Seidman, LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2006.

### How do I vote?

You may either vote "For" the nominee to the Board of Directors or you may abstain from voting for the nominee. For the ratification of BDO Seidman, LLP as our independent registered public accounting firm you may vote "For" or "Against" or abstain from voting. The procedures for voting are fairly simple.

*Stockholder of Record: Shares Registered in Your Name*

If you are a stockholder of record, you may vote in person at the annual meeting, vote by proxy using the enclosed proxy card or vote by telephone or the Internet. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the Annual Meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.
- To vote using the telephone or the Internet, simply follow the instructions provided on your proxy card in the section called "Telephone and Internet Voting Instructions."

*Beneficial Owner: Shares Registered in the Name of Broker or Bank*

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from Vitria. Simply complete and mail the proxy card to ensure that your vote is counted. To vote in person at the Annual Meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

**How many votes do I have?**

On each matter to be voted upon, you have one vote for each share of common stock you own as of April 19, 2006.

**What if I return a proxy card but do not make specific choices?**

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of the nominee for director. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his best judgment.

**Who is paying for this proxy solicitation?**

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We will also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

**What does it mean if I receive more than one proxy card?**

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return **each** proxy card to ensure that all of your shares are voted.

**Can I change my vote after submitting my proxy?**

Yes. You can revoke your proxy at any time before the final vote at the meeting. You may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy card with a later date.
- You may send a written notice that you are revoking your proxy to our Secretary at 945 Stewart Drive, Sunnyvale, CA 94085.

- You may submit another proxy by telephone or the Internet after you have already provided an earlier proxy.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

**When are stockholder proposals due for next year's annual meeting?**

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by January 3, 2007 to our Secretary, care of Vitria Technology, Inc., 945 Stewart Drive, Sunnyvale, CA 94085. If you wish to submit a proposal that is not to be included in next year's proxy statement or nominate a director, pursuant to our bylaws you must provide specified information to us between March 16, 2007 and April 16, 2007. You are also advised to review our bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and director nominations.

**How are votes counted?**

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and (with respect to proposals other than the election of directors) "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange, or NYSE, on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes.

**How many votes are needed to approve each proposal?**

- For the election of a director, the nominee receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Broker non-votes will have no effect.
- To be approved, Proposal No. 2 ratifying BDO Seidman, LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2006 must receive a "For" vote from the majority of shares cast either in person or by proxy, excluding abstentions, at a meeting at which a quorum is present. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

**What is the quorum requirement?**

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares entitled to vote are represented by stockholders present at the meeting or by proxy. On the record date, there were 33,710,204 shares outstanding and entitled to vote. Thus 16,855,103 shares must be represented by stockholders present at the meeting or by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy vote or vote at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the chairman of the meeting or a majority of the votes present at the meeting may adjourn the meeting to another date.

**How can I find out the results of the voting at the Annual Meeting?**

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in our quarterly report on Form 10-Q for the second quarter of 2006.

## PROPOSAL 1

## ELECTION OF DIRECTORS

Our amended and restated certificate of incorporation and bylaws provide that our Board of Directors shall be divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. Vacancies on the Board may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy, including a vacancy created by an increase in the number of directors, shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor is elected and qualified.

The Board is presently composed of five members. There is one director in the class whose term of office expires in 2006 and who is standing for re-election. The nominee for election to this class, M. Dale Skeen, Ph.D. is currently a member of our Board. Dr. Skeen was previously elected by our stockholders. If elected at the Annual Meeting, Dr. Skeen would serve until the 2009 Annual Meeting and until his successor is elected and has qualified, or until the earlier of his death, resignation or removal.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of Dr. Skeen. In the event that Dr. Skeen should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Dr. Skeen has agreed to serve if elected, and management has no reason to believe that he will be unable to serve. It is our policy to invite directors and nominees to attend the Annual Meeting. Dr. Skeen attended the 2005 Annual Meeting of Stockholders.

Set forth below is biographical information for Dr. Skeen and each person whose term of office as a director will continue after the Annual Meeting.

### Nominee for Election for Three-year Term Expiring at the 2009 Annual Meeting

*M. Dale Skeen, Ph.D.*, is 51 years old, co-founded Vitria in 1994 and has been our Chief Executive Officer since April 2004. Dr. Skeen has also served as Chief Technology Officer and as a director since Vitria's inception. From 1986 to 1994, Dr. Skeen served as Chief Scientist at Teknekron Software Systems, now TIBCO, Inc., a software company. From 1984 to 1986, Dr. Skeen was a research scientist at IBM's Almaden Research Center. From 1981 to 1984, Dr. Skeen was on the faculty at Cornell University. Dr. Skeen holds a B.S. in Computer Science from North Carolina State University and a Ph.D. in Computer Science on Distributed Database Systems from the University of California, Berkeley.

**THE BOARD OF DIRECTORS RECOMMENDS**
**A VOTE IN FAVOR OF THE NAMED NOMINEE.**

### Directors Continuing in Office until the 2007 Annual Meeting

*J. Alberto Yépez*, is 46 years old and has been a director since July 2004. Since November 2005, Mr. Yépez has served as Vice President, Identity Management and Security, at Oracle Corporation, an enterprise software company. From June 2002 to November 2005, Mr. Yépez served as Chairman and Chief Executive Officer of Thor Technologies, Inc., a provider of enterprise security and infrastructure software, which was acquired by Oracle Corporation. From September 2001 to March 2002, Mr. Yépez was Entrepreneur-in-Residence at Warburg Pincus, a global private equity firm. From February 2001 to April 2001, Mr. Yépez was co-Chief Executive Officer of Entrust, Inc., a provider of information security solutions, which he joined upon the merger of privately-held access management vendor enCommerce, Inc. Mr. Yépez served as a member of the board of directors of Entrust, Inc. from June 2000 through February 2003. From June 1995 to June 2000, Mr. Yépez served as Chairman and Chief Executive Officer of enCommerce, Inc., which he co-founded. Prior to enCommerce, Mr. Yepez spent ten years at Apple Computer, Inc., a computer company, holding a variety of senior management roles. Mr. Yépez attended the Kellogg School of Management and holds a B.S. degree in Computer Science, Computer Engineering, and Electronic Physics from the University of San Francisco.

*Harry G. Van Wickle*, is 59 years old, has been a director since July 2005 and Chairman of the Board since January 2006. Mr. Van Wickle has served as a member of the Board of Directors of Komag, Incorporated, a computer storage device company, since October 2000 when Komag merged with HMT Technology Corporation, a thin-film disk company. Mr. Van Wickle served as a member of HMT Technology Corporation's Board of Directors from May 1998 to October 2000. From 1997 to 2000, Mr. Van Wickle served as President and Chief Executive Officer of Intarsia Corporation, an integrated electronic component design and manufacturing company. From 1992 to 1997, Mr. Van Wickle served as Vice President in Operations of Dastek, a former subsidiary of Komag; Vice President of Manufacturing at Cypress Semiconductor Corporation, a provider of silicon-based products; and President of Alphatec Electronics Corporation, an integrated circuits company. From 1974 to 1992, Mr. Van Wickle held management positions at Texas Instruments, a semiconductor and electronic products company, Fairchild Semiconductor Corporation, a semiconductor company, AT&T Corp., a telecommunications company, and Micropolis Corporation (renamed StreamLogic Corporation), an information storage company. Mr. Van Wickle holds a B.A. from Hobart College.

**Directors Continuing in Office until the 2008 Annual Meeting**

*JoMei Chang, Ph.D.*, is 53 years old, co-founded Vitria in 1994 and has been a director since Vitria's inception. Since January 2004, Dr. Chang has been Chief Executive Officer of QilinSoft LLC, a software reseller serving the China market and an affiliate of Vitria. Dr. Chang also served as our Chief Executive Officer from our inception until June 2003 and as our President from inception until November 2002. From 1986 to 1994, Dr. Chang was Vice President and General Manager, Trader Workstation and General Manager, Emerging Technologies at Teknekron Software Systems, now TIBCO, Inc. From 1984 to 1986, she served as a senior engineer in the Network File System group at Sun Microsystems. Dr. Chang holds a B.S. in Computer Science from National Chiao Tung University, Taiwan and a Ph.D. in Electrical Engineering on Database Management Systems from Purdue University.

*Dennis P. Wolf*, is 53 years old and has been a director since July 2003. Since September 2005, Mr. Wolf has served as Executive Vice President and Chief Financial Officer of MySQL AB, an open source database company. From April 2005 to September 2005, Mr. Wolf served as Chief Financial Officer of Hercules Technology Growth Capital, a specialty finance company. From February 2003 to April 2005, Mr. Wolf served as Executive Vice President of Operations, Finance and Administration and Chief Financial Officer of Omnicell, Inc., a provider of clinical infrastructure and workflow automation solutions to the healthcare industry. From January 2001 to January 2003, Mr. Wolf served as Senior Vice President of Finance and Administration and as Chief Financial Officer of Redback Networks, a broadband and optical networking company. From March 1998 to January 2001, Mr. Wolf served as the Executive Vice President and Chief Financial Officer for Credence Systems Corporation, a manufacturer of integrated circuit test equipment, where he also served as Co-President from December 1998 to August 1999. From January 1997 to March 1998, he served as Senior Vice President and Chief Financial Officer at Centigram Communications Corporation and for much of that time also served as its Co-President. Mr. Wolf is a director of Komag, Inc., a computer storage device company. Mr. Wolf holds a B.A. in Religious Studies from the University of Colorado and an M.B.A. from the University of Denver.

**Independence of the Board of Directors**

As required under The NASDAQ Stock Market, Inc., or NASDAQ, listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. Our Board consults with our counsel to ensure that its determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent NASDAQ listing standards, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and Vitria, our senior management and our independent registered public accounting firm, the Board has affirmatively determined that all of our directors are independent directors within the meaning of the applicable NASDAQ listing standards, except for Dr. Chang, our former President and Chief Executive Officer, and Dr. Skeen, our current Chief Executive Officer and Chief Technology Officer. Drs. Chang and Skeen are married to each other.

### Information Regarding the Board of Directors and its Committees

In June 2004, the Board documented the governance practices followed by Vitria by adopting Corporate Governance Policies to assure that the Board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The policies are also intended to align the interests of directors and management with those of our stockholders. The Corporate Governance Policies set forth the practices the Board will follow with respect to board composition and selection, board meetings and involvement of senior management, Chief Executive Officer performance evaluation and succession planning, and board committees and compensation. The Corporate Governance Policies were adopted by the Board to, among other things, reflect changes to the NASDAQ listing standards and Securities and Exchange Commission rules adopted to implement provisions of the Sarbanes-Oxley Act of 2002. The Corporate Governance Guidelines, as well as the charters for the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee of the Board, may be viewed at www.vitria.com.

As required under NASDAQ listing standards, our independent directors meet in regularly scheduled executive sessions at which only independent directors are present. During 2005 our independent directors met two times in regularly scheduled executive sessions at which only independent directors were present.

The Board has five committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, an Independent Committee and a Strategic Committee. The following table provides membership and meeting information for 2005 for each of these Board committees:

| Name | Audit Committee | Compensation Committee | Nominating and Governance | Independent Committee | Strategic Committee |
|---|---|---|---|---|---|
| JoMei Chang, Ph.D. | — | — | — | — | |
| M. Dale Skeen, Ph.D. | — | — | — | — | |
| Harry Van Wickle(1) | X | X* | | X* | X* |
| John L. Walecka(2) | — | — | — | — | — |
| Dennis P. Wolf(3) | X* | — | X | X | X |
| J. Alberto Yépez(4) | X | X | X* | X | X* |
| William H. Younger, Jr.(5) | X | X* | X* | X* | |
| Total meetings in 2005 | 5 | 1 | 0 | 4 | 4 |

* Committee Chairperson

(1) Mr. Van Wickle joined the Board in July 2005. In August 2005, he was appointed to the Audit Committee and the Independent Committee. In November 2005, he was appointed to the Compensation Committee and the Strategic Committee. Mr. Van Wickle has served as chairman of the Independent Committee since August 2005, as chairman of the Compensation Committee since November 2005, and as chairman of the Strategic Committee since January 2006.

(2) Mr. Walecka resigned from the Board in January 2005.

(3) Mr. Wolf was appointed to the Nominating and Corporate Governance Committee and the Strategic Committee in November 2005.

(4) Mr. Yépez was appointed chairman of the Nominating and Corporate Governance Committee in November 2005. From November 2005 to January 2006, Mr. Yépez served as chairman of the Strategic Committee.

(5) Mr. Younger resigned as a director in November 2005. Mr. Younger served as chairman of the Nominating and Corporate Governance Committee until June 2005. Mr. Younger served as a member of the Audit Committee, as chairman of the Compensation Committee, as lead independent director and as a member of the Independent Committee until November 2005.

Below is a description of each committee of the Board. Each committee has the authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to Vitria.

**Audit Committee**

The Audit Committee of the Board oversees our corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions:

- evaluates the performance of and assesses the qualifications of the independent registered public accounting firm;
- determines and approves the engagement of the independent registered public accounting firm;
- determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm;
- reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;
- monitors the rotation of partners of the independent registered public accounting firm on our audit engagement team as required by law;
- confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting;
- establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and
- meets to review our annual audited financial statements to be included in our Annual Report on Form 10-K and quarterly financial statements with management and the independent registered public accounting firm, including reviewing the our disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operation."

Our Audit Committee charter can be viewed at www.vitria.com. Three directors currently comprise the Audit Committee: Messrs. Van Wickle, Wolf and Yépez. The Audit Committee met five times during 2005 and acted by unanimous written consent once.

The Board annually reviews the NASDAQ listing standards definition of independence for Audit Committee members and has determined that all members of our Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the NASDAQ listing standards). The Board has determined that Mr. Wolf qualifies as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of Mr. Wolf's level of knowledge and experience based on a number of factors, including his formal education and his experience as chief financial officer of Omnicell, Inc., a publicly-traded company.

**Compensation Committee**

The Compensation Committee of the Board:

- reviews and approves the overall compensation strategy and policies for Vitria;
- reviews and approves corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management;
- reviews and approves the compensation and other terms of employment of our Chief Executive Officer;
- reviews and approves the compensation and other terms of employment of the other executive officers and senior management; and

- administers our stock option and employee stock purchase plans, bonus plans, and similar programs.

Our Compensation Committee charter can be viewed at www.vitria.com. Two directors currently comprise the Compensation Committee: Messrs. Van Wickle and Yépez. Both are independent (as independence is currently defined in Rule 4200(a)(15) of the NASDAQ listing standards). The Compensation Committee met once during 2005 and acted by unanimous written consent four times.

We also have a Non-Officer Stock Award Committee that grants stock awards pursuant to the 1999 Equity Incentive Plan to employees who are not executive officers. The grants must be in accordance with guidelines adopted by the Compensation Committee. Except as approved by the Compensation Committee, the grants must not exceed 100,000 shares to any individual. This committee has one member: Dr. Skeen, who is our Chief Executive Officer and Chief Technology Officer.

**Nominating and Corporate Governance Committee**

The Nominating and Corporate Governance Committee of the Board:

- identifies, reviews and evaluates candidates to serve as directors of Vitria (consistent with criteria approved by the Board);
- reviews and evaluates incumbent directors;
- recommends candidates to the Board for election to the Board;
- makes recommendations to the Board regarding membership on committees of the Board;
- assesses the performance of the Board; and
- reviews and assesses our corporate governance principles.

Our Nominating and Corporate Governance Committee charter can be viewed at www.vitria.com. Two directors currently comprise the Nominating and Corporate Governance Committee: Messrs. Wolf and Yépez. Both are independent (as independence is currently defined in Rule 4200(a)(15) of the NASDAQ listing standards). The Nominating and Corporate Governance Committee did not meet during 2005 and acted by unanimous written consent once.

The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The committee also intends to consider such factors as: relevant expertise upon which to be able to offer advice to management, sufficient time to devote to the affairs of Vitria, demonstrated excellence in his or her field, sound business judgment, and a commitment to rigorously represent the long-term interests of our stockholders. However, the committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, the operating requirements of Vitria and the long-term interests of stockholders. In conducting this assessment, the committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Board and Vitria, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the committee reviews such directors' overall service to Vitria during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the committee also determines whether the nominee must be independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The committee meets to discuss and consider such candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote. The committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not. To date, the committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates. To date, the committee has not received a timely director nominee from a stockholder or stockholders holding more than 5% of our voting stock.

### Independent Committee

In November 2003, the Independent Committee of the Board of Directors was established to negotiate the sale of Vitria's operations in the People's Republic of China to QilinSoft LLC (formerly referred to as ChiLin LLC), an entity owned by JoMei Chang, Ph.D., a current director and our former Chief Executive Officer and M. Dale Skeen, Ph.D., a director and our Chief Executive Officer and Chief Technology Officer. Three directors currently comprise the Independent Committee: Messrs. Van Wickle, Wolf and Yépez. The Independent Committee approves transactions and manages the relationship between us and QilinSoft LLC. The Independent Committee met four times during 2005 and acted by unanimous written consent twice.

### Strategic Committee

In November 2005, the Board of Directors formed the Strategic Committee to work with management and Vitria's advisors to explore the full range of strategic alternatives available to Vitria, including strategic alliances, collaborations, partnerships, mergers and other transactions, some of which may involve a change in control in Vitria. Three directors currently comprise the Strategic Committee: Messrs. Van Wickle, Wolf and Yépez. The Strategic Committee met four times during 2005.

### Meetings of the Board of Directors

The Board met five times during 2005 and acted by unanimous written consent six times. All directors attended at least 75% of the meetings of the Board held during the period in which they were a director. In addition, all directors attended at least 75% of the meetings of the committees on which they served, held during the period in which they were a committee member.

### Stockholder Communications with the Board of Directors

Our Board has adopted a formal process by which stockholders may communicate with any of our directors. Stockholders who wish to communicate with the Board may do so by sending written communications addressed to the Secretary of Vitria at 945 Stewart Drive, Sunnyvale, CA 94085. All communications will be compiled by the Secretary of Vitria and submitted, depending on the subject matter, to the Chair of the Audit, Compensation, Nominating and Corporate Governance or Independent Committee, or the specified member of the Board on a periodic basis.

### Code of Conduct

We have adopted the Vitria Technology, Inc. Code of Conduct that applies to all of our officers, directors and employees. The Code of Conduct is available on our website at www.vitria.com. If we make any substantive amendments to the Code of Conduct or grant any waiver from a provision of the Code of Conduct to any of our executive officers or directors, we will promptly disclose the nature of the amendment or waiver on our website.

## PROPOSAL 2
## RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected BDO Seidman, LLP as our independent registered public accounting firm for the year ending December 31, 2006, and the Board has directed that management submit the selection of an independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. BDO Seidman, LLP became our independent registered public accounting firm on September 22, 2004, and audited our December 2004 and 2005 financial statements. Representatives of BDO Seidman, LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

Stockholder ratification of the selection of BDO Seidman, LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. However, the Board is submitting the selection of BDO Seidman, LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain BDO Seidman, LLP. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in our best interests and that of our stockholders.

The chart below sets forth the fees paid by us to BDO Seidman, LLP for the various services provided by them for the years ended December 31, 2004 and 2005:

| | Year Ended December 31 | |
|---|---|---|
| | **2005** | **2004** |
| Audit Fees (includes fees for the annual audit of our financial statements, review of the financial statements included in our quarterly reports on Form 10-Q, as well as services provided in connection with statutory and regulatory filings and Sarbanes-Oxley Section 404 related fees) | $1,229,142 | $538,549 |
| Audit-related Fees (includes fees for accounting consultations) | 0 | 0 |
| Tax Fees (includes fees for tax compliance, tax planning and tax returns for expatriate employees) | 2,095 | 0 |
| All Other Fees | 0 | 0 |
| Total Fees | $1,231,237 | $538,549 |

All the fees described above were pre-approved by the Audit Committee. The Audit Committee has determined the rendering of non-audit services by BDO Seidman, LLP is compatible with maintaining their independence.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to ratify the selection of BDO Seidman, LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been ratified.

### Resignation of Ernst & Young LLP

On August 17, 2004, Ernst & Young LLP informed us that Ernst & Young LLP would resign as our independent registered public accounting firm following completion of services related to the review of our interim financial statements for the quarter ending September 30, 2004. This event was disclosed in our Form 8-K filed on August 24, 2004.

The reports of Ernst & Young LLP on our consolidated financial statements for the years ended December 31, 2002 and 2003 did not contain any adverse opinion, or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with its audit of our consolidated financial statements for the years ended December 31, 2002 and 2003, and through the subsequent interim periods, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused it to make reference thereto in its report. During the years ended December 31, 2002 and 2003, and through the subsequent interim periods, there were no "reportable events" requiring disclosure pursuant to paragraphs (a)(1)(v) of Section 304 of Regulation S-K. The term "reportable event" means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Section 304 of Regulation S-K.

We requested Ernst & Young LLP to furnish us a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of that letter dated August 20, 2004 is filed as Exhibit 16.1 to our Current Report on Form 8-K filed on August 24, 2004.

The chart below sets forth the fees paid by us to Ernst & Young LLP for the various services provided by them for the nine months ended September 30, 2004:

| | Nine Months Ended September 30, 2004 |
|---|---|
| Audit Fees (includes fees for review of the financial statements included in our quarterly reports on Form 10-Q and Sarbanes-Oxley Section 404 related fees) | $163,128 |
| Audit-related Fees (includes fees for accounting consultations) | 10,000 |
| Tax Fees (includes fees for tax compliance, tax planning and tax returns for expatriate employees) | 28,954 |
| All Other Fees (includes fees related to review of Vitria transaction with QilinSoft LLC and fees related to a research tool) | 4,005 |
| Total Fees | $206,087 |

All the fees for 2004 described above were pre-approved by the Audit Committee. The Audit Committee determined the rendering of non-audit services by Ernst & Young LLP was compatible with maintaining their independence.

**Pre-Approval Policies and Procedures**

The Audit Committee pre-approves all audit and non-audit services and has delegated authority to pre-approve all permissible services provided by BDO Seidman, LLP. The policy generally pre-approves specified services in the defined categories of audit services, audit-related services and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of BDO Seidman, LLP or on an individual case-by-case basis before BDO Seidman, LLP is engaged to provide each service. The pre-approval of services has been delegated to Mr. Wolf, Chairman of the Audit Committee, and any such pre-approval must be reported to the full Audit Committee at its next scheduled meeting.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.**

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding the ownership of our common stock as of March 1, 2006 by:

- each director and nominee for director;
- each of the executive officers named in the Summary Compensation Table;
- all of our directors, nominees and executive officers as a group; and
- all those known by us to be beneficial owners of more than five percent of our common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of common stock subject to options currently exercisable within 60 days of March 1, 2006. These shares are not deemed outstanding for purposes of computing the percentage ownership of each other person. Percentage of beneficial ownership is based on 33,709,204 shares of our common stock outstanding as of March 1, 2006. Unless otherwise indicated in the footnotes, the address of each of the individuals and entities listed below is c/o Vitria Technology, Inc., 945 Stewart Drive, Sunnyvale, California 94085.

| Name and Address of Beneficial Owner | Shares Issuable Pursuant to Options Exercisable Within 60 Days of March 1, 2006 | Shares Beneficially Owned (Including the Number of Shares Shown in the First Column) | |
|---|---|---|---|
| | | Number | Percent |
| **Directors and Executive Officers** | | | |
| M. Dale Skeen, Ph.D.(1) | 960,665 | 10,822,168 | 31.2% |
| JoMei Chang, Ph.D.(1) | 1,030,943 | 10,892,446 | 31.4% |
| Dennis P. Wolf | 47,914 | 47,914 | * |
| J. Alberto Yépez | 25,832 | 25,832 | * |
| Harry G. Van Wickle | 3,333 | 3,333 | * |
| Michael D. Perry | 87,500 | 87,500 | * |
| John N. Ounjian(2) | 33,333 | 133,333 | * |
| John N. Parillo | — | — | * |
| Paul D. Taylor(3) | — | — | * |
| All directors and executive officers as a group (11 persons)(4) | 2,242,144 | 22,068,712 | 34.0% |
| **5% Stockholders** | | | |
| Deephaven Capital Management LLC(5) | — | 5,339,451 | 15.8% |
| Chang Family Trust, Michael W. Taylor, Trustee(6) | — | 2,244,935 | 6.7% |
| FMR Corp.(7) | — | 2,025,321 | 6.0% |

* Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1) Includes (a) 416,669 shares held by Skeen/ Chang Investments, L.P., of which Drs. JoMei Chang and M. Dale Skeen are general partners and (b) 9,444,834 shares held by Drs. Chang and Skeen as joint tenants.

(2) Includes a restricted stock award for 100,000 shares of common stock granted on March 3, 2005. The shares subject to the restricted stock award vest as to 25% percent of such shares on the one year anniversary of the date of the grant and the remaining shares vest in equal monthly installments over three years.

(3) Mr. Taylor resigned as Senior Vice President, Worldwide Sales in January 2006.

(4) Includes 416,669 shares of common stock held by shares held by Skeen/ Chang Investments, L.P. See footnote (1).

(5) Based solely on a Form 4 filed on March 7, 2006 reporting shares held as of February 24, 2006. Deephaven Capital Management, LLC. is located at 130 Cheshire Lane, Suite 102, Minnetonka, MN 55305.

(6) The Chang Family Trust is a trust for the benefit of family members of Dr. JoMei Chang. Dr. Chang does not have voting or dispositive power over and disclaims beneficial ownership of the shares held by the trust.

(7) Based solely on a Schedule 13G/A filed on February 14, 2006 by FMR Corp. and Edward C. Johnson 3d reporting shares held as of December 31, 2005. The total represents 2,025,321 shares held by Fidelity Management & Research Company, or Fidelity, a wholly-owned subsidiary of FMR Corp., as investment advisor to Select Software & Computer Services. Edward C. Johnson 3d and FMR Corp., through its control of Fidelity, each has sole power to dispose of the 2,025,321 shares held by Fidelity. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by Fidelity, which power resides with Fidelity's Board of Trustees. Members of the Edward C. Johnson 3d family, through their ownership of approximately 49% of the voting power of FMR Corp. and the execution of a shareholders' voting agreement, may be deemed under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp. FMR Corp. and Edward C. Johnson 3d made the Schedule 13G/A filing voluntarily which reflects the joint beneficial ownership of the shares by FMR Corp., Edward C. Johnson 3d, Fidelity and Select Software & Computer Services. FMR Corp. and Edward C. Johnson 3d are located at 82 Devonshire Street, Boston, Massachusetts 02109.

### Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other of our equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the year ended December 31, 2005, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with except: (a) Dr. Skeen filed one late Form 4 reflecting one previous stock option grant for an aggregate of 500,000 shares of common stock; (b) Mr. Ounjian filed one late Form 4 reflecting one previous restricted stock grant for an aggregate of 100,000 shares of common stock; (c) Mr. Ounjian filed one late Form 4/A to correct the vesting schedule of the shares disclosed in the Form 4 filed on August 13, 2004; (d) Mr. Allen Chin, our Vice President of Human Resources, filed one late Form 3/A reflecting one previous stock option grant of 30,000 shares of common stock; (e) Dr. Elizabeth Xu, our Vice President of Engineering, filed one late Form 3/A reflecting nine previous stock option grants in the aggregate amount of 118,250 shares of common stock; (f) Dr. Xu filed one late Form 4 reflecting one previous restricted stock grant of 20,000 shares of common stock; and (g) Deephaven Capital Management LLC filed a late Form 3 reflecting its initial ownership upon becoming a ten percent beneficial owner and a Form 5 reporting late several purchases and sales.

## EXECUTIVE COMPENSATION

### Compensation of Directors

In order to recruit and retain qualified members for the Board, we implemented a non-employee director compensation policy consisting of a cash retainer and annual stock option grant in November 2004. We amended our non-employee director compensation policy in June 2005 and in January 2006.

From January to June 2005, the non-employee director compensation policy consisted of two forms of compensation: (a) a cash retainer of $6,000 per calendar quarter and (b) an annual grant of a stock option to purchase 15,000 shares of Vitria common stock to be granted on August 31 of each year beginning on August 31, 2005.

In June 2005, the Board amended the non-employee director compensation policy to provide that each non-employee director will receive a quarterly cash retainer of $8,000. Each non-employee director serving as a chairman of a committee of the Board of Directors will receive an additional quarterly cash retainer of $2,500. Further, each non-employee director will receive an annual grant of a stock option to purchase 15,000 shares of Vitria common stock, beginning on August 31, 2005. The stock option grant is conditioned on the non-employee director attending at least 75% of the meetings of the Board of Directors and each committee on which he or she serves. The stock option grant will vest in equal monthly installments over a period of 36 months. All non-employee directors will be reimbursed for expenses incurred in connection with their attendance at meetings of the Board of Directors and its committees.

In January 2006, the Board amended our non-employee director compensation policy to provide that in addition to the compensation previously provided, certain outside directors would be compensated as follows:

- In consideration of his service as a non-employee Chairman of the Board of Directors and Chairman of the Strategic Committee, Mr. Van Wickle will receive a monthly cash retainer of $15,000.
- Mr. Van Wickle will also receive $1,000 for each meeting of the Strategic Committee he attended prior to his appointment as Chairman, which was paid to him in January 2006 pursuant to the policy.
- Messrs. Wolf and Yépez, each a non-employee member of the Strategic Committee, will receive $1,000 for each past and future meeting of the Strategic Committee. Payments for meetings attended in 2005 were paid in January 2006 pursuant to the policy. The Board of Directors also approved a payment of $5,000 to Mr. Yépez in recognition of his service as the prior Chairman of the Strategic Committee.

The following chart contains information regarding cash compensation and option grants made to our non-employee directors for services as members of the Board and various committees of the Board during 2005.

| Name | Cash Compensation | Number of Securities Underlying Options Granted(1) | Exercise Price per Share(2) | Date of Grant | Expiration Date |
|---|---|---|---|---|---|
| JoMei Chang, Ph.D. | $28,000 | 15,000 | $3.30 | 08/31/2005 | 08/30/2015 |
| J. Alberto Yépez | 39,500(3) | 15,000 | 3.30 | 08/31/2005 | 08/30/2015 |
| Harry Van Wickle | 14,500(4) | 15,000 | 3.30 | 08/31/2005 | 08/30/2015 |
| Dennis P. Wolf | 37,000(5) | 15,000 | 3.30 | 08/31/2005 | 08/30/2015 |
| William H. Younger, Jr. | 33,000 | 15,000 | 3.30 | 08/31/2005 | 08/30/2015 |
| John L. Walecka(6) | 6,000 | — | — | — | — |

(1) These options vest in equal monthly installments over 36 months, subject to the recipient's attendance of at least 75% of the meetings of the Board of Directors and each committee on which he or she serves.

(2) The exercise price of these options is 100% of the fair market value of our common stock on the grant date as reported on the NASDAQ National Market.

(3) This amount includes all cash compensation paid to Mr. Yépez in 2005, $4,000 paid in January 2006 for service as a non-employee member of the Strategic Committee in 2005 and $5,000 paid in January 2006 for service as the Chairman of the Strategic Committee in 2005.

(4) This amount includes all cash compensation paid to Mr. Van Wickle in 2005 and $4,000 paid in January 2006 for service as a non-employee member of the Strategic Committee in 2005. This amount does not include Mr. Van Wickle's monthly cash retainer of $15,000 for service as a Chairman of the Board of Directors and Chairman of the Strategic Committee of the Board of Directors, which was approved in January 2006.

(5) This amount includes all cash compensation paid to Mr. Wolf in 2005 and $4,000 paid in January 2006 for service as a non-employee member of the Strategic Committee in 2005.

(6) The Board extended the exercise period during which Mr. Walecka may exercise 50,505 vested shares of Vitria common stock subject to certain stock options until the first anniversary of his resignation from the Board, which was January 13, 2006.

## Compensation of Executive Officers

The following table presents summary information for the years ended December 31, 2003, 2004 and 2005 concerning the compensation earned by our Chief Executive Officer and four most highly compensated executive officers at December 31, 2005 whose salary and bonus for 2005 were in excess of $100,000.

| | | Annual Compensation | | | Long Term Compensation Awards | |
|---|---|---|---|---|---|---|
| Name and Principal Position | Fiscal Year | Salary | Bonus | Restricted Stock Award(s) | Securities Underlying Options | All Other Compensation |
| M. Dale Skeen, Ph.D. | 2005 | $332,916 | — | — | 500,000 | $ 1,242(1) |
| Chief Executive Officer and | 2004 | 238,139 | $130,500 | — | — | 1,242(1) |
| Chief Technology Officer | 2003 | 247,500 | — | — | 300,000 | 810(1) |
| Paul D. Taylor(2) | 2005 | 426,236 | 337,568(3) | — | — | 184,725(4) |
| Former Senior Vice President, | 2004 | 427,488 | 219,414(3) | — | 60,000 | 72,088(4) |
| Worldwide Sales | 2003 | 388,062 | 130,388(3) | — | 107,500 | 65,440(4) |
| John N. Ounjian | 2005 | 270,833 | — | $342,000(5) | — | 2,322(1) |
| Executive Vice President, | 2004 | 122,275 | 50,000 | — | 80,000 | 1,161(1) |
| Healthcare and Financial Services | 2003 | — | — | — | — | — |
| Michael D. Perry | 2005 | 250,000 | — | — | — | 3,822(6) |
| Senior Vice President and | 2004 | 135,417 | 46,875 | — | 200,000 | 2,133(1) |
| Chief Financial Officer | 2003 | — | — | — | — | — |
| John N. Parillo | 2005 | 165,625 | 74,338(7) | — | 125,000 | 1,451(1) |
| Senior Vice President, Worldwide | 2004 | — | — | — | — | — |
| Sales | 2003 | — | — | — | — | — |

(1) Amounts represent life insurance premiums paid on behalf of each named executive officer and reported as taxable income.

(2) Mr. Taylor resigned as Senior Vice President, Worldwide Sales in January 2006.

(3) Includes a bonus of $81,033 in 2005, $69,095 in 2004 and commissions of $256,535, $150,319 and $130,388 in 2005, 2004 and 2003, respectively.

(4) Includes (a) $32,561, $34,368, and $31,199 for pension paid on behalf of Mr. Taylor by Vitria in 2005, 2004 and 2003, respectively, (b) $37,609, $37,720 and $34,241 for automobile related expenses paid by Vitria in 2005, 2004 and 2003, respectively, and (c) $114,555 in accrued paid holiday/unused vacation time, which was paid in January 2006 and reflected in 2005 compensation.

(5) Consists of a restricted stock award for 100,000 shares granted in March 2005 at $3.42 value per share, which was the last reported sale price of our Common Stock on the NASDAQ National Market on the day before the date of grant. These shares vest over a four year period as follows: 25% of the shares vest on the first anniversary of the grant date and the remaining 75% of the shares vest monthly thereafter over the following three years, provided the shares are not reacquired by Vitria due to termination of employment during the four year period. These shares are eligible for dividends, if any, that are declared for all stockholders. As of December 31, 2005, 100,000 shares remained restricted and unvested and had a market value of $266,000, based on the closing price of our common stock as reported on the NASDAQ National Market on December 30, 2005, the last trading day of 2005.

(6) In 2005, Mr. Perry received $1,500 of benefit credit, a cash reimbursement for employees that choose not to enroll in Vitria's medical and dental plans, and $2,322 of life insurance premiums paid on Mr. Perry's behalf.

(7) Consists of $74,338 in commissions.

## Stock Option Grants and Exercises

### Option Grants in 2005

We grant options to our executive officers under our 1999 Equity Incentive Plan. The following table presents each stock option grant during 2005 to each of the individuals listed in the Summary Compensation Table. The exercise price of each option is equal to the closing price of our common stock as reported on the NASDAQ National Market for the last market trading day prior to the date of grant.

The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.

The potential realizable value is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by:

- multiplying the number of shares of common stock subject to a given option by the exercise price per share;
- assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the option; and
- subtracting from that result the aggregate option exercise price.

The shares listed in the following table under "Number of Securities Underlying Options Granted" are subject to vesting and vest in 48 equal monthly installments from the date of grant. Each option has a ten-year term, subject to earlier termination if the optionee's service with us ceases. Under certain circumstances following a change of control, the vesting of such option grants may accelerate and become immediately exercisable.

Percentages shown under "Percent of Total Options Granted in 2005" are based on an aggregate of 1,585,350 options granted to our employees during 2005.

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term | |
|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Options Granted | Percent of Total Options Granted in 2005 | Exercise Price per Share | Expiration Date | 5% | 10% |
| M. Dale Skeen, Ph.D. | 500,000 | 31.5% | $3.42 | 3/02/2015 | $1,075,410 | $2,725,300 |
| Paul D. Taylor | — | — | — | — | — | — |
| John N. Ounjian | — | — | — | — | — | — |
| Michael D. Perry | — | — | — | — | — | — |
| John N. Parillo | 125,000 | 7.9 | 2.75 | 5/15/2015 | 216,183 | 547,849 |

### Aggregated Option Exercises During 2005 and Option Values at December 31, 2005

The following table presents the aggregate option exercises during 2005 and the number and value of securities underlying unexercised options that are held by each of the individuals listed in the Summary Compensation Table as of December 31, 2005.

Amounts shown under the column "Value of Unexercised In-the-Money Options at December 31, 2005" are based on a price of $2.66 per share, which was the last reported sale price of our common stock on the NASDAQ National Market on December 30, 2005, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price payable for these shares. None of the exercisable or unexercisable options as of December 31, 2005 were "in-the-money."

| Name | Shares Acquired on Exercise | Value Realized | Number of Securities Underlying Unexercised Options at December 31, 2005 | | Value of Unexercised In-the-Money Options at December 31, 2005 | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable | Unexercisable |
| M. Dale Skeen, Ph.D. | — | $— | 888,790 | 536,460 | $— | $— |
| Paul D. Taylor | — | — | 113,489 | 97,866 | — | — |
| John N. Ounjian | — | — | 26,666 | 53,334 | — | — |
| Michael D. Perry | — | — | 62,500 | 137,500 | — | — |
| John N. Parillo | — | — | — | — | — | — |

### Equity Compensation Plan Information

Vitria has three stockholder approved equity compensation plans, the 1999 Equity Incentive Plan, the 1998 Executive Incentive Plan, collectively the Incentive Plans, and the 1999 Employee Stock Purchase Plan, or the Purchase Plan.

#### *1999 Equity Incentive Plan and 1998 Executive Incentive Plan*

On December 31 of each year for 10 years, starting with the year 1999, the number of shares in the reserve shared by the Incentive Plans will automatically increase by 6.5% of the outstanding common stock on a fully-diluted basis. As of December 31, 2005, 24,806,874 shares were reserved for issuance under the Incentive Plans and 15,127,505 shares remained available for future issuance. However, no more than 8,000,000 shares may be used for incentive stock options, or ISOs, under the Incentive Plans. The Board may grant ISOs that qualify under Section 422 of the Internal Revenue Code to employees, including officers, of Vitria or an affiliate of Vitria. The Board may grant nonstatutory stock options, stock bonuses, restricted stock purchase awards and stock appreciation rights to employees, including officers, directors of and consultants to Vitria or an affiliate of Vitria. The maximum option term is 10 years. The Board may provide for exercise periods of any length in individual option grants, subject to limitations. Generally an option terminates three months after the optionholder's service to Vitria terminates. If the termination is due to the optionholder's disability, the exercise period generally is extended to 12 months. If the termination is due to the optionholder's death or if the optionholder dies within three months after his or her service terminates, the exercise period generally is extended to 18 months following death. Upon a change of control of Vitria, the surviving entity will either assume or substitute outstanding awards under the incentive plan and executive plan. Otherwise, the vesting and exercisability of such stock options and other stock awards will accelerate.

The following table provides certain information with respect to all of Vitria's equity compensation plans in effect as of December 31, 2005.

| Plan Category | Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights(a) | Weighted-average Exercise Price of Outstanding Options, Warrants and Rights(b)(2) | Number of Securities Remaining Available for Issuance under Equity Compensation Plans (excluding securities reflected in column(a))(c) |
|---|---|---|---|
| Equity compensation plans approved by security holders(1) | 5,775,166 | $6.11 | 19,687,067 |
| Equity compensation plans not approved by security holders | — | | — |
| Total | 5,775,166 | $6.11 | 19,687,067 |

(1) The plans included in this row include our 1999 Equity Incentive Plan and 1998 Executive Incentive Plan. The total in column (c) includes 4,559,562 shares reserved for future issuance under our Employee Stock Purchase Plan.

(2) Represents the weighted average exercise price of outstanding stock options only.

### *1999 Employee Stock Purchase Plan*

Under the Purchase Plan, eligible employees can have up to 10% of their earnings withheld to be used to purchase up to 500 shares of common stock per six-month purchase period on specified dates determined by the Board. The price of common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock on the commencement date of each offering period or the specified purchase date. The Board may specify a look-back period of up to 27 months.

The Purchase Plan provides for the issuance of shares of common stock pursuant to purchase rights granted to employees. At the time it was adopted by the Board, 1,500,000 shares were reserved for issuance under the Purchase Plan. On August 14 of each year for 10 years, starting with the year 2000, the number of shares reserved for issuance under the Purchase Plan automatically increases by the greater of (1) 2% of the outstanding shares on a fully-diluted basis, or (2) the number of shares required to restore the reserve to 1,500,000 shares. Such automatic share reserve increases may not exceed 16,500,000 shares in the aggregate over a 10-year period. At December 31, 2005, 978,946 shares had been issued to date and 4,559,562 shares were reserved for future issuance.

## Employment, Severance and Change of Control Agreements

### *Key Employee Retention and Severance Plan*

In January 2002, we adopted a Key Employee Retention and Severance Plan for our executive officers. Upon a change of control of Vitria, if an executive officer leaves Vitria under certain circumstances, the plan provides:

- for a lump sum cash payment equal to 100% of the executive officer's annual base salary and the prorated amount of the executive officer's target or incentive bonus for such year;
- that the vesting for all of the executive officer's outstanding stock options granted, or restricted stock or performance shares issued, prior to the change of control will accelerate by the greater of one year or the length of service of the executive officer;
- that Vitria continue health care coverage for the executive officer and that Vitria continue to subsidize its portion of the premiums payable on account of the executive officer for up to the earlier of one year or the effective date of health care coverage with a subsequent employer; and
- that if any payment, benefit or acceleration of a stock option or other award would be considered a "parachute payment" under Section 280G of the Internal Revenue Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then Vitria will provide the executive officer with such payment, benefit or acceleration that either would result in no excise tax or the full amount of the payment, benefit or acceleration. In any case, the executive officer will receive the payment, benefit or

acceleration that results in the executive officer being in the best position after all taxes, including the excise tax, if applicable, have been paid.

### *Non-Employee Director Change of Control Plan*

In January 2002, the Board of Directors adopted a Non-Employee Director Change of Control Plan for our non-employee directors. Upon a change of control of Vitria, the plan provides that the vesting for all of the non-employee directors' outstanding stock options granted, or restricted stock or performance shares issued, prior to the change of control will accelerate and be fully vested as of the date of the change of control. If such acceleration would be considered a "parachute payment" under Section 280G of the Internal Revenue Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then Vitria will provide the non-employee director with such acceleration that either would result in no excise tax or the full amount of the acceleration. In any case, the non-employee director will receive acceleration that results in the non-employee director being in the best position after all taxes, including the excise tax, if applicable, have been paid.

### *1999 Equity Incentive Plan and 1998 Executive Incentive Plan*

Upon a change of control of Vitria in which the new entity fails to fully assume outstanding stock options granted, or restricted stock or performance shares issued, prior to the change of control, then these stock options, restricted stock or performance shares will be fully vested on the date immediately prior to the effective date of the change of control.

### *1999 Employee Stock Purchase Plan*

In the event of: (i) a dissolution, liquidation, or sale of all or substantially all of the assets of Vitria; (ii) a merger or consolidation in which Vitria is not the surviving corporation; or (iii) a reverse merger in which Vitria is the surviving corporation but the shares outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, then: (1) any surviving or acquiring corporation shall assume rights outstanding under the Purchase Plan or shall substitute similar rights for those outstanding under the Purchase Plan, or (2) in the event any surviving or acquiring corporation refuses to assume such rights or to substitute similar rights for those outstanding under the Purchase Plan, then, as determined by the Board in its sole discretion such rights may continue in full force and effect or the participants' accumulated payroll deductions (exclusive of any accumulated interest which cannot be applied toward the purchase of shares under the terms of the offering) may be used to purchase shares immediately prior to the transaction described above under the ongoing offering and the participants' rights under the ongoing offering shall thereafter be terminated.

### *Offer Letters*

In May 2005, we entered into an offer letter with John N. Parillo, our Senior Vice President, Worldwide Sales. Under the terms of the offer letter, Mr. Parillo's annual salary is $265,000 and he is eligible for a target bonus of up to $210,000. Mr. Parillo was also granted an option for 125,000 shares of common stock with 25% of such shares vesting on the one year anniversary of Mr. Parillo's employment and the remainder of the shares vesting in equal monthly installments over the following 48 months. In addition, under the terms of the offer letter, Mr. Parillo will have the right to receive an additional stock option grant for 25,000 shares of common stock on the first anniversary of his employment with Vitria upon the achievement of certain performance objectives.

In June 2004, we entered into an offer letter with Michael D. Perry, our Senior Vice President and Chief Financial Officer. In September 2004, certain terms of the offer letter were amended. Under the terms of the offer letter, as amended, Mr. Perry's annual salary is $250,000, subject to annual review by the Board of Directors. Mr. Perry is eligible for an annual bonus in accordance with the terms of the executive compensation plan. Mr. Perry is entitled to participate in our Key Employee Retention and Severance Plan. Specifically, if Mr. Perry's employment is terminated without cause within 12 months of his date of hire and it is not a Covered Termination, then upon his execution of a release he shall be entitled to receive 12 months continuation of his base salary. In addition, Mr. Perry was also granted an option for 200,000 shares of common stock with 25% of such shares vesting on the one year anniversary of Mr. Perry's employment and 6.25% of such shares vesting in equal installments at the end of each three-month period thereafter so long as Mr. Perry continues his employment.

***Employment Agreements***

On January 25, 2002, we entered into an employment agreement with Paul D. Taylor, our former Senior Vice President, Worldwide Sales. The employment agreement provided that Mr. Taylor will be paid a base salary of 340,000 Euros (US$426,236 in 2005) per year, an automobile allowance of 30,000 Euros (US$37,609 in 2005) per year, and a variable compensation target of 170,000 Euros (US$199,279 in 2005). Mr. Taylor was also granted an option for 200,000 shares of common stock with 20% of such shares vesting on the one year anniversary of Mr. Taylor's employment and the remainder of the shares vesting at a rate of 1/60 per month thereafter.

On June 16, 2004, we entered into a modification to Mr. Taylor's employment agreement pursuant to which Mr. Taylor received a bonus equal to $69,095 on June 30, 2004. In addition, Mr. Taylor's variable compensation target was changed to 180,000 Euros (US$211,001 in 2005). The modified agreement also included provisions for a performance bonus based upon Vitria's achievement of certain sales targets in North America in the third and fourth quarters of 2004. The sales targets were not achieved and no performance bonus was paid to Mr. Taylor.

On March 30, 2005, we entered into a modification to Mr. Taylor's employment agreement pursuant to which Mr. Taylor received a bonus equal to 18,696 Euros (approximately $US24,148) on April 30, 2005, a bonus equal to 9,245 Euros (approximately $US11,532) on June 30, 2005, and a bonus equal to 37,392 Euros (approximately $US45,353) on August 31, 2005. The modified agreement also included provisions for a performance bonus based upon Vitria's achievement of certain sales targets in North America for the first and second quarters of 2005. These sales targets were not achieved and no performance bonus was paid to Mr. Taylor.

In January 2006, Paul Taylor resigned as Senior Vice President, Worldwide Sales and received a severance payment of $111,637.

## REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS[1]

The Audit Committee oversees Vitria's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in Vitria's Annual Report with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent registered public accounting firm, who is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of Vitria's accounting principles and such other matters as are required to be discussed with the Audit Committee by SAS 61 (Codification of Statements on Auditing Standards, AU Section 380). In addition, the Audit Committee has discussed with the independent registered public accounting firm the firm's independence from management and Vitria, including the matters in the written disclosures required by the Independence Standards Board and considered the compatibility of any non-audit services with the auditors' independence.

The Audit Committee discussed with the independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of Vitria's internal controls and the overall quality of Vitria's financial reporting. The Audit Committee held five meetings during 2005.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2005 for filing with the SEC. The Audit Committee has selected, subject to stockholder ratification, BDO Seidman, LLP as Vitria's independent registered public accounting firm for the year ending December 31, 2006.

AUDIT COMMITTEE

Dennis P. Wolf (Chairman)
Harry G. Van Wickle
J. Alberto Yépez

---

[1] Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate future filings, including this proxy statement, in whole or in part, the following report shall not be incorporated by reference into any such filings.

## REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION[2]

### Introduction

Our executive compensation policies and practices are established and administered by the Compensation Committee of the Board. From January 2005 to November 2005, the Compensation Committee consisted of two non-employee directors: J. Alberto Yépez and William H. Younger, Jr. In November 2005, Harry G. Van Wickle joined the Compensation Committee, replacing Mr. Younger, who resigned from the Board.

### Philosophy

The Compensation Committee has implemented compensation policies, plans and programs that seek to enhance stockholder value by aligning the financial interests of the executive officers with those of the stockholders. The overall goal of the Compensation Committee is to develop compensation practices that will allow Vitria to attract and retain the people needed to define, create and market industry-leading products and services. We also provide significant equity-based compensation pursuant to our 1999 Equity Incentive Plan, 1998 Executive Incentive Plan and 1999 Employee Stock Purchase Plan. The plans are designed to provide a longer-term incentive to management to increase revenues, provide quality returns on investment, enhance stockholder value and contribute to our long-term growth. Vitria has also paid cash bonuses to executive officers based on meeting performance goals.

### Compensation Plans

Our executive compensation is based on three components, each of which is intended to support the overall compensation philosophy.

*Base Salary.* The Compensation Committee recognizes the importance of maintaining compensation levels competitive with other leading technology companies with which Vitria competes for personnel. Since 1999, the Compensation Committee has maintained the base salary component of executive compensation in line with industry medians. Base salary is targeted at the median level for companies in similar businesses of similar characteristics such as sales volume, capitalization and financial performance. The Compensation Committee reviews with the Chief Executive Officer an annual salary plan for Vitria's executive officers, other than the Chief Executive Officer. The annual salary plan is modified as deemed appropriate and approved by the Compensation Committee. The annual salary plan is developed based on an annual review of executive salaries at comparable technology companies. The annual salary plan also takes into account past performance and expected future contributions of the individual executive.

*Equity Incentives.* The Compensation Committee seeks to provide equity compensation for executive officers, including the Chief Executive Officer, that is equal to levels at comparable companies. Long-term equity incentives are provided through grants of stock options to executive officers and other employees pursuant to our 1999 Equity Incentive Plan. This component of compensation is intended to retain and motivate employees to improve the performance of our stock. The Compensation Committee believes this element of the total compensation program directly links the participant's interests with those of the stockholders and our long-term value. Stock options are granted at not less than fair market value and have value only if our stock price increases. Stock options granted generally become exercisable at a rate of 25% beginning on the first anniversary of the vesting commencement date, with the remainder vesting on a monthly basis over the following three years. Options terminate 10 years after the date of grant.

---

[2] Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate future filings, including this proxy statement, in whole or in part, the following report and performance graph shall not be incorporated by reference into any such filings.

Executive officers are also eligible to participate in our 1999 Employee Stock Purchase Plan. Participation levels in such plan are at the discretion of each executive.

During 2005, executive officers were granted an aggregate of 1,045,000 stock options for shares of our common stock, representing 66% of the total number of stock options granted to employees and directors in 2005.

The Compensation Committee believes that the programs described above provide compensation that is competitive with comparable emerging technology companies, link executive and stockholder interests and provide the basis to attract and retain qualified executives. The Compensation Committee will continue to monitor the relationship among executive compensation, our performance and stockholder value.

*Bonus Payments.* Vitria maintains annual cash incentive bonus programs to reward executive officers and other key employees for attaining performance goals. For executive officers, in determining bonus amounts, consideration is given to Vitria's performance and individual performance. Except for Mr. Taylor, none of Vitria's named executive officers were paid a bonus for 2005.

*Key Employee Retention and Severance Plan.* In January 2002, the Board of Directors adopted a Key Employee Retention and Severance Plan after initiating a review in mid-summer 2001 to evaluate existing Vitria plans and policies, industry practices and possible standard approaches to the retention and severance of key executives in the event of a change of control of Vitria. The Board of Directors believes that the plan is necessary to attract, retain and motivate Vitria's executives. A summary of the terms of the plan may be found in the section above entitled "Executive Compensation — Employment, Severance and Change of Control Agreements."

*2005 Stock Award Program for Key Employees.* In October 2005, the Compensation Committee awarded designated key non-executive Vitria employees individual grant options to purchase shares of common stock pursuant to the 1999 Equity Incentive Plan and one-time cash bonuses not to exceed an aggregate of $106,000. An aggregate of 64,900 shares were awarded. This program was undertaken in order to promote employee participation in ownership of stock in Vitria and to assist in employee retention.

### *Chief Executive Officer Compensation*

The Compensation Committee used the procedures described above in setting the annual salary, bonus and equity awards for M. Dale Skeen, Ph.D., Vitria's Chief Executive Officer, Chief Technology Officer, and a member of the Board. Dr. Skeen was appointed Chief Executive Officer in April 2004. In March 2005, the Compensation Committee approved Dr. Skeen's base salary of $350,000 and a target bonus of $225,000. In March 2005, Dr. Skeen was also granted a non-qualified stock option to acquire 500,000 shares of common stock at an exercise price of $3.42 per share, which was 100% of the fair market value of Vitria's common stock on the grant date. The option vests monthly over four years commencing from the date of grant. Dr. Skeen's base salary for 2006 remains $350,000 and Dr. Skeen was not paid a bonus for 2005. The Compensation Committee reviewed and established Dr. Skeen's base salary based on compensation data for comparable companies and the Compensation Committee's assessment of his past performance and its expectation as to his future contributions in directing our long-term success. The Compensation Committee intends to continue to monitor Dr. Skeen's compensation level in light of his performance and the compensation levels of executives at comparable companies.

### *Federal Tax Considerations*

Section 162(m) of the Internal Revenue Code limits Vitria to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain executive officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of Section 162(m). The statute containing this law and the applicable Treasury regulations offer a number of transitional exceptions to this deduction limit for compensation plans, arrangements and binding contracts adopted prior to Vitria's initial public offering. For example, stock options granted prior to May 16, 2004 will qualify as performance-based compensation.

The Compensation Committee believes that, at the present time, it is quite unlikely that the compensation paid that may be subject to the deduction limit will exceed $1 million in a taxable year for any such executive whether or not the compensation qualifies as performance-based compensation. Therefore, the Compensation Committee has not established as a priority designing executive compensation packages specifically intended to avoid the Section 162(m) limitations. The Compensation Committee intends to continue to evaluate the effects of the statute and any applicable Treasury regulations and to grant compensation awards in the future in a manner consistent with Vitria's best interests.

COMPENSATION COMMITTEE

Harry G. Van Wickle (Chairman)
J. Alberto Yépez

**Compensation Committee Interlocks and Insider Participation**

The Compensation Committee currently consists of Messrs. Van Wickle and Yépez. During 2005, the Compensation Committee was comprised of Messrs. Van Wickle, Yépez and Yonger. No member of the Compensation Committee is an officer or employee of Vitria and none of Vitria's executive officers serves as a member of a compensation committee of any entity that has one or more executive officers serving as a member of Vitria's Compensation Committee.

## PERFORMANCE MEASUREMENT COMPARISON

The following graph shows a comparison of total stockholder return of an investment of $100 in cash on December 31, 1999 for:

- our common stock;
- the NASDAQ Stock Market (U.S.); and
- the S&P Information Technology Index.

Historic stock price performance is not necessarily indicative of future stock price performance. All values assume reinvestment of the full amount of all dividends.

### COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN* AMONG VITRIA TECHNOLOGY, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX AND THE S&P INFORMATION TECHNOLOGY INDEX(1)



DOLLARS
120
100
80
60
40
20
0
12/00
12/01
12/02
12/03
12/04
12/05
VITRIA TECHNOLOGY, INC.
NASDAQ STOCK MARKET (U.S.)
S & P INFORMATION TECHNOLOGY


* $100 invested on 12/31/99 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

(1) This section is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference into any of our filings under the Securities Act of 1933, or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

### Employment, Severance and Change of Control Agreements

See the section above entitled "Executive Compensation — Employment and Change of Control Agreements" for a description of our (a) Key Employee Retention and Severance Plan, (b) Non-Employee Director Change of Control Plan, (c) offer letter with John N. Parillo, our Senior Vice President, Worldwide Sales, (d) employment agreement with Paul D. Taylor, our former Senior Vice President, Worldwide Sales and (e) offer letter, as amended, with Michael D. Perry, our Senior Vice President and Chief Financial Officer.

### Relationship with QilinSoft LLC

In December 2003, we sold our interest in our China operations to QilinSoft LLC (formerly referred to as ChiLin LLC). QilinSoft is owned and controlled by Dr. JoMei Chang, a director and a significant stockholder, and Dr. Dale Skeen, a director and our Chief Executive Officer and Chief Technology Officer, the spouse of Dr. Chang and a significant stockholder.

At the time of the sale, Vitria and QilinSoft also entered into a license agreement whereby QilinSoft received a royalty-bearing license to distribute Vitria products in China. In addition, Vitria and QilinSoft have entered into a development agreement pursuant to which QilinSoft will perform development work and other fee-bearing services for Vitria. In November 2004, Vitria and QilinSoft entered into a two year marketing agreement governing the marketing and sales relationship between the parties.

In April 2004, Dr. Chang and Dr. Skeen entered into a confirmation agreement with Vitria confirming the nature of their involvement and/or investment in QilinSoft including obligations with respect to non-solicitation and hiring of Vitria employees and non-competition with Vitria. In July 2004, Vitria and QilinSoft entered into a professional services agreement pursuant to which QilinSoft may order professional services from Vitria.

During 2005, in accordance with the license agreement, we recorded royalty license income of $200,000 from QilinSoft, which was included in service revenue in our statements of operations. During 2005, we incurred charges of $2,898,000 for development work performed by QilinSoft, under the development agreement, which was recorded in research and development expense. As of December 31, 2005 QilinSoft owed us $300,000 for marketing-related fees, which was recorded as an account receivable and paid in January 2006. As of December 31, 2005 we owed QilinSoft $441,000 for development work QilinSoft performed for us in the fourth quarter of 2005, which was paid in February 2006.

Our agreements with QilinSoft were approved by the Independent Committee of the Board, as discussed on page 9 in the section titled "Independent Committee."

### Indemnification Agreements

We have entered into indemnification agreements with our directors and officers for the indemnification of, and advancement of expenses to, these persons to the full extent permitted by Delaware law. We also intend to execute these agreements with our future directors and officers.

We believe that all of the transactions set forth above were made on terms no less favorable to Vitria than could have been obtained from unaffiliated third parties. The transactions with QilinSoft were reviewed and approved by a committee of the Board of Directors comprised of disinterested directors. All future transactions between Vitria and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested directors, and will continue to be on terms no less favorable to Vitria than could be obtained from unaffiliated third parties.

## HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Vitria stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker, direct your written request to Vitria Technology, Inc., Secretary, 945 Stewart Drive, Sunnyvale, California 94085, or call 408-212-2700. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

## OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

Michael D. Perry
*Senior Vice President and Chief Financial Officer*

May 1, 2006

Our Annual Report on Form 10-K for the year ended December 31, 2005 as filed with the SEC is available without charge upon written request to: Investor Relations, Vitria Technology, Inc., 945 Stewart Drive, Sunnyvale, California 94085.

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# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
**Washington, DC 20549**

# Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2005**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission file number 0-27207**

# VITRIA TECHNOLOGY, INC.
*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Delaware** | **77-0386311** |
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |

**945 Stewart Drive**
**Sunnyvale, CA 94085-3913**
*(Address, including zip code, of principal executive offices)*

**Registrant's telephone number, includes area code:**
**(408) 212-2700**

**Securities registered pursuant to Section 12(b) of the Act:**
**None**

**Securities registered pursuant to Section 12(g) of the Act:**

**Common Stock, $0.001 par value per share**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2005 was approximately: $73,799,000. Shares of common stock held by each executive officer and director and their affiliates as of June 30, 2005 have been excluded from this computation. The number of shares of common stock outstanding as of February 28, 2006 was 33,709,204.

## DOCUMENTS INCORPORATED BY REFERENCE

The Registrant has incorporated by reference into Part III hereof portions of its Proxy Statement for its 2006 Annual Meeting of Stockholders to be filed by April 29, 2006.

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# VITRIA TECHNOLOGY, INC.

## TABLE OF CONTENTS

## FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which are subject to the "safe harbor" created by those sections. These forward-looking statements are generally identified by words such as "expect," "anticipate," "intend," "plan," "believe," "hope," "assume," "estimate" and other similar words and expressions. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, including, without limitation, the business risks discussed in Part I, 1A. "Risk Factors" of this Annual Report on Form 10-K. These business risks should be considered in evaluating our prospects and future financial performance.

## PART I

### ITEM 1. *BUSINESS*

Vitria provides business process integration software and services for corporations in telecommunications, manufacturing, healthcare and insurance, finance and other industries. Our offerings include business process applications as well as a business process integration platform.

Our software products orchestrate interactions between isolated software systems, automate manual process steps, facilitate both manual and automated resolution of process exceptions and manage data exchanges between companies. Our software products also provide operational staff and managers with real-time and historical views of individual transactions as well as of large-scale processes spanning multiple systems and organizations.

Our customers use our software products to pursue new revenue opportunities, cut operating costs, reduce process cycle times, decrease process errors, improve customer service, increase supply chain efficiencies and more easily adapt their business processes to changing requirements and conditions.

Our strategy is to help our customers manage complex business processes, particularly those that require enterprise-class reliability from their underlying software infrastructure. These targeted business processes typically use multiple software applications, involve a series of steps occurring over a period of time, include both system-to-system interactions and manual workflow and require end-to-end visibility. Our experience is that such process requirements are most common in Global 2000 companies in telecommunications, manufacturing, healthcare and insurance, and finance, although we have customers in other industries as well.

We execute our strategy in two ways. First, we offer a software platform for business process integration. Customers use our platform to create and deploy process and integration content (such as process models and data transformations) to meet their unique needs. Second, we offer pre-built process applications with our platform to support selected business processes in specific industries. By providing Vitria-built content, based on industry standards and best practices, our applications are designed to reduce customer implementation time while providing an adaptable business process integration framework for meeting future needs.

### Product Overview

*BusinessWare* is our business process integration platform and flagship product. It uses graphically modeled business process and integration logic as the foundation for orchestrating complex interactions among dissimilar software applications, databases, web services, people, and companies over corporate networks and the Internet. Our platform is typically used by information technology professionals to support complex business processes like order management and fulfillment, insurance claims and securities trade processing, supply chain management, and customer service.

*BusinessWare* includes a business process integration server and various options that extend the business process integration server's functionality.

Some specific capabilities in our core BusinessWare product include:

- Process automation

- Management of human workflow
- Message transport and routing
- Data transformation and vocabulary management
- Web services integration and orchestration
- Compatibility with specific data transport protocols
- Tools for building custom connectors
- Various pre-built services for business process integration
- Modeling environment for development
- Solution life cycle management

Some optional capabilities we offer for our core BusinessWare product include:

- Connectors for various packaged software applications (e.g., SAP, Siebel, Oracle Applications, Peoplesoft) and databases (e.g., Oracle, Microsoft SQL Server, Sybase, DB2)
- Connectors for various technology standards and transport protocols (e.g., Java Messaging Service, WebSphere MQ, IBM CICS)
- Specialized data transformation and validation products (e.g., HIPAA, HL7, SWIFT)
- Business process monitoring and analysis
- EDI and various other business-to-business integration standards

Our business process integration platform products have faced increasing competition over the past few years, and we expect this trend to continue as market adoption of lower-level integration technologies like messaging, transformation, and web services continues to shift towards evolving industry standards supported by a broad range of software vendors. Consequently, we expect our pre-built process applications product line to be an important source of our revenue in the years ahead. By combining the capabilities and flexibility of the *BusinessWare* platform with pre-built content for specific types of business process, we believe that our pre-built process applications can provide significant business value to customers. Vitria currently offers four process applications that run on the *BusinessWare* platform:

- *Order Accelerator* — This process application, initially released in March 2004, automates business processes across a telecommunications service provider's existing systems and is designed to provide faster, more cost-effective, and more accurate order management. Order Accelerator includes pre-built business processes and other content based on the Telemanagement Forum's eTOM (Enhanced Telecom Operations Map) standard. We introduced an enhanced version, Order Accelerator 2.0, in June 2005.
- *Resolution Accelerator* — This process application, initially released in June 2005, manages the resolution of business process exceptions. Such exceptions occur when automated business transactions are diverted from their normal process path due to incomplete or erroneous data, specific business policies, or factors external to the process. Resolution Accelerator provides capabilities to automatically fix many problems, guide manual resolution of other problems, and reinsert affected transactions back into the normal process flow. In the quarter ended December 31, 2005, three customers ordered Resolution Accelerator. While a majority of our sales to date of this product have been to the telecommunications sector, it is applicable to other sectors as well.
- *Smart Claims* — This process application for health insurance payers was initially released in late 2003. Smart Claims augments existing claims processing systems by applying automated business rules to reduce off-line manual processing, by intelligently routing claims between different systems, and by providing a unified view of the claims processing lifecycle across multiple systems. Potential benefits to Smart Claims customers include fewer delays in claims processing and payment, reduced errors, faster changes to claims processing logic, and faster response to customer and partner inquiries.

- *Smart Gateway for Healthcare* — This new process application manages the intake, splitting, validation, transformation, aggregation, and routing of health insurance claims and other electronic business documents exchanged with multiple external parties. By consolidating multiple document exchange processes into a single electronic document gateway, this product can reduce operational complexity and costs, increase visibility within a complex document exchange process, and make the automated business logic governing these processes easier to implement, manage and modify. In the quarter ending December 31, 2005, Vitria secured its first order and delivered the first part of this solution. We expect to release the second part of this solution in mid-2006.

In 2006, we intend to continue to market our current pre-built process applications. Also, we are developing enhanced versions of several current process applications, including Resolution Accelerator and Smart Gateway, for release later in 2006. We are also working on new process applications for potential release in late 2006 or early 2007.

We are also continuing to enhance our business process integration platform products. As market interest in web services and service-oriented architectures, or SOA, continues to grow, we are developing an enhanced version of BusinessWare with expanded capabilities for service-oriented integration. We expect to release this enhanced version of BusinessWare in mid-2006.

For the longer term, we are developing new technologies and products to enable our planned next generation of business process applications. While applying our own expertise in process modeling, application frameworks, and other integration technologies, we expect that our next generation process applications will also better leverage application servers and other third party products based on technology standards that are increasingly important to our customers. While our initial emphasis will be on enabling our next generation of process applications, we may also offer related products for use as a business process integration platform.

### Service and Support

Services are a significant part of our business. Our service offerings are all related to the use of Vitria products by our customers and partners and include consulting, training and support. We offer consulting services in the areas of project planning, architecture design, implementation, operational management and performance management. To assist customers and partners in using our software more effectively, we offer training classes at our facilities as well as at customer locations. Customers usually purchase support when they buy our software products. Support includes technical assistance via telephone and email, access to our technical support website, and software upgrades. Customers may renew their support for additional periods after the initial support term expires.

### Competition

The markets for our platform products and business process applications are characterized by evolving industry standards, rapid software and hardware technology developments and frequent new product introductions. Our success depends on how well we support our existing customers, enhance our current products, introduce differentiated new products, meet changing customer needs, respond to emerging standards and technologies, market our products and services and effectively compete against other vendors in our market.

We face intense competition from several types of competitors:

*Integration Product Suites* offered by Sun Microsystems, TIBCO Software, webMethods, IBM and other vendors that most closely resemble our own platform. Some such competitors complement their integration products with related offerings, such as applications servers, portals, and web services management products. We believe we can compete favorably against these vendors for opportunities where business process integration requirements are particularly complex, especially in telecommunications and other industries where we already have a large customer base and industry-specific expertise.

*Business Process Management (BPM) and workflow* products offered by FileNet, Savvion, TIBCO Software, Intalio, Fuego and other vendors. Some of these competing products offer strong capabilities for process modeling, document management and managing human workflow. We believe we can compete favorably against these vendors when buyers need not only BPM and workflow but also high reliability and robust integration capabilities like transaction management and complex data transformation.

*Application Development Suites* offered by BEA, IBM, Microsoft, Sun Microsystems and other companies. Such products are most attractive to buyers that prefer using one vendor's offerings for both application development and application integration. We believe we can compete favorably against these vendors when a buyer needs to focus more on integrating and orchestrating existing applications than on developing new ones and when buyers prefer a process-oriented approach to integration.

*Enterprise Service Buses (ESBs)* offered by Sonic Software, Fiorano, PolarLake and other companies. These products offer flexible and relatively low-cost solutions for transporting, routing, transforming and integrating data across a variety of software applications and data sources. We believe we can compete favorably against these vendors when a customer needs to focus more on orchestrating complex business processes than on data integration.

*Enterprise Application Suites* and related development tools offered by SAP, Oracle and other companies include integration capabilities that sometimes compete against our products. These products are most attractive when buyers need to integrate multiple software systems from the same application vendor. We believe we can compete favorably against these vendors when customers need to integrate and orchestrate existing applications from multiple vendors and prefer an application-neutral approach.

*Pre-integrated suites of industry-specific applications* offered by Telcordia for the telecommunications industry, Trizetto for the health insurance sector and other vendors. These competing products are particularly attractive to buyers who prefer replacing existing applications or buying new applications for a specific functional need. We believe we can compete favorably against these vendors when customers prefer to extend the use of their existing applications rather than replace them and are trying to solve complex business process problems that are cross-functional in nature.

*Business-to-Business Integration (B2Bi) Solutions* offered by Sterling Commerce, GXS, Axway, Inovis, and other companies. These products offer capabilities for inter-company exchange of documents in Electronic Data Interchange (EDI) and other formats. We believe we can compete favorably against these vendors when customer requirements combine B2Bi with complex process orchestration and internal integration.

*Custom software development* by a potential customer's internal resources, off-shore contractors and system integrators. This approach may be attractive when few systems are involved, integration and process requirements are relatively simple and future modifications are not expected to be frequent or extensive. We believe we can compete favorably against this approach when integration needs are more complex, time to market is important and when significant future modifications, flexibility and re-use are expected.

**Sales and Marketing**

We license our products and sell services through our direct sales organization and, in some regions, through several types of resellers. As of December 31, 2005, our sales force consisted of sales professionals and sales support consultants located in 11 offices throughout the world. Sales support consultants who provide pre-sales support to potential customers on product information and deployment capabilities complement our direct sales professionals.

Our sales process requires that we work closely with targeted customers to identify short-term and long-term technical needs and business goals. Our sales team, which includes both sales and technical professionals, then works with the customer to develop a proposal to address these needs. The level of customer analysis and financial commitment required for our products typically results in a sales cycle of six to nine months. We expect that future results may be affected by the fiscal or quarterly budgeting cycles of our customers.

Our marketing efforts are focused on educating potential customers, generating new sales opportunities, and creating awareness of our various products. We conduct a variety of marketing programs to attract and educate prospects in our target market, including seminars, trade shows, direct contact campaigns, press relations and industry analyst programs.

## Strategic Relationships

To assist us in solving some aspects of our customers' business problems, we have established relationships with system integrators and technology vendors.

*System Integrators.* We work with leading consulting firms, including: Accenture, Capgemini, and Deloitte Consulting. These consulting firms have deep relationships across a broad range of enterprise customers and extensive domain expertise. We also work with a number of smaller system integrators. Through these relationships, we deliver comprehensive approaches for telecommunications, manufacturing, healthcare and insurance, finance and other industries.

*Technology Vendors.* We collaborate with leading application software, database and hardware vendors to ensure compatibility of *BusinessWare* with their software and hardware platforms. We have established strategic relationships with leading companies such as BEA, IBM, ILOG, Microsoft, Sybase, Oracle, Portal Software, Red Hat, Siebel Systems and Sun Microsystems. We conduct marketing and/or development activities with these vendors to deliver better products to our joint customers.

## Research and Development

We are concentrating our research and development efforts in two primary areas: 1) continued enhancement of our business process integration platform and 2) creating industry-specific pre-built process applications focused on solving customers' process-centric problems. Our strategy is to develop applications comprised of industry-neutral frameworks that can be extended with industry-specific content customized as needed by our professional services team, system integrators or the customers themselves.

Our research and development expenses were $16.6 million in 2005, $17.5 million in 2004, and $18.2 million in 2003. These investments represented 31%, 28%, and 23%, respectively, of total revenue for those years. We have also used offshore development partners in India and China to increase the productivity of our development efforts while decreasing our costs. In 2006, we intend continue to focus research and development investments on both our platform products and pre-built process applications.

## Intellectual Property and Other Property Rights

Our success depends on our ability to develop and protect our proprietary technology and intellectual property rights. We rely primarily on a combination of licensing provisions, confidentiality procedures, and the protections afforded by the law relating to patents, copyrights, trademarks and trade secrets to accomplish these goals.

We typically license our software products pursuant to non-exclusive license agreements that govern and impose restrictions on our customers' ability to utilize the software. In addition, we seek to avoid disclosing our trade secrets by taking steps that are customary in the industry, including but not limited to, requiring employees, customers and others with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. We also seek to protect our software, documentation and other written materials under trade secret, patent and copyright laws.

We pursue an active patent program. As of December 31, 2005, we held five patents in the United States relating to our technology, and we have numerous patent applications pending in the United States. Our patents expire between 2017 and 2021. It is possible that the patents we have received could be successfully challenged or invalidated, and that the patents we have applied for or our potential future patents will not be granted or may be successfully challenged. It is also possible that we may not develop additional proprietary products or technologies that are patentable, that any patents issued to us may not provide us with any competitive advantages, and that the patents of others will seriously harm our ability to do business.

Despite our efforts to protect our proprietary rights, existing laws afford only limited protection. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, there can be no assurance that we will be able to protect our proprietary rights against unauthorized third-party copying or use. Unauthorized use of our proprietary rights could materially harm our business. Furthermore, policing the unauthorized use of our product is difficult and expensive litigation may be necessary in the future to enforce our intellectual property rights.

It is also possible that third parties will claim that we have infringed their current or future intellectual property. We expect that software developers will increasingly be subject to infringement claims as the number of products in different industry segments overlap. Any claims, with or without merit, could be time-consuming, result in costly litigation, prevent product shipment, cause delays, or require us to enter into royalty or licensing agreements, any of which could harm our business. Patent litigation in particular involves complex technical issues and inherent uncertainties. In the event an infringement claim against us is successful and we could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, our business could be harmed.

### Employees

As of December 31, 2005, we had a total of 247 employees. None of our employees are represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good.

### Financial Information by Business Segment and Geographic Data

We operate in one business segment: business process and related application software. We recognized approximately 47% of our revenue from customers located outside the United States in both 2005 and 2004 and approximately 38% in 2003. Revenue from customers located in the U.S. was approximately 53% of total revenue in both 2005 and 2004. In 2003, revenue from customers located in the U.S. was approximately 62% of total revenue. No one country other than the U.S. accounted for more than 10% of total revenue in 2005, 2004 or 2003. The information included in Note 1 (under the heading "Segment information") and Note 9 of Notes to the Consolidated Financial Statements is incorporated herein by reference from Item 8 of Part II of this Annual Report on Form 10-K.

Information regarding operations in different geographic areas is as follows (in thousands):

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2005 | | 2004 | | 2003 | |
| | Revenue | Percentage of Total Revenue | Revenue | Percentage of Total Revenue | Revenue | Percentage of Total Revenue |
| United States | $28,462 | 53% | $32,957 | 53% | $50,242 | 62% |
| Canada | 4,313 | 8% | 6,343 | 10% | 5,248 | 7% |
| Japan | 4,079 | 8% | 5,966 | 10% | 4,690 | 6% |
| Other International | 16,830 | 31% | 16,619 | 27% | 20,539 | 25% |
| Total | $53,684 | 100% | $61,885 | 100% | $80,719 | 100% |

### Executive Officers of the Registrant

The executive officers of Vitria and their ages as of March 15, 2006 are as follows:

| Name | Age | Position |
|---|---|---|
| M. Dale Skeen | 51 | Chief Executive Officer and Chief Technology Officer |
| Michael D. Perry | 59 | Senior Vice President, Chief Financial Officer |
| John Parillo | 59 | Senior Vice President, Worldwide Sales |
| John N. Ounjian | 59 | Executive Vice President, Healthcare and Insurance |
| Eric Boduch | 31 | Vice President, Marketing |
| Ling Elizabeth Xu | 40 | Vice President, Engineering |
| Allen Chin | 50 | Vice President, Human Resources |

*M. Dale Skeen* has been our Chief Executive Officer since April 2004. Dr. Skeen was named interim CEO by the Board in April 2004 and the Board made him permanent CEO in February 2005. Dr. Skeen co-founded Vitria in 1994, and has been a Director since Vitria's inception and our Chief Technology Officer since 1994. From 1986 to 1994, Dr. Skeen served as Chief Scientist at TIBCO Software. From 1984 to 1986, Dr. Skeen was a research scientist at IBM's Almaden Research Center. From 1981 to 1984, Dr. Skeen was on the faculty at Cornell University. Dr. Skeen holds a B.S. in Computer Science from North Carolina State University and a Ph.D. in Computer Science on Distributed Database Systems from the University of California, Berkeley.

*Michael D. Perry* has been our Senior Vice President and Chief Financial Officer since June 2004. From April 2003 to February 2004, Mr. Perry served as Chief Financial Officer at Ride Data Managers, LLC, and a company formed to acquire and operate internet data centers and from February 2002 to April 2003, Mr. Perry served as Chief Financial Officer at LCF Enterprises, a holding company. From 2001 to 2002, Mr. Perry served as Senior Vice President of Finance at Exodus Communications, Inc., an operator of internet data centers. From 2000 to 2001, Mr. Perry served as Chief Financial Officer at Bidcom, Inc., an application service provider to the construction industry. From 1998 to 2000, Mr. Perry served as Chief Financial Officer at Women.com, a network of content, community and ecommerce sites. From 1987 to 1998, Mr. Perry served as Chief Financial Officer at Belo Corporation, a newspaper and television broadcasting company. Mr. Perry holds a B.A. and an M.B.A. in Accounting and Finance from Michigan State University.

*John Parillo* has been our Senior Vice president of Worldwide Sale since May 2005. From February 2004 to March 2005, he served as Senior Vice President of Sales at Opticom Inc., a software company where he was responsible for global direct sales and channel development to enterprises and government. From February 2000 to February 2004, Mr. Parillo served as Vice President of Worldwide Solution Sales at IBM, where he was responsible for worldwide sales of the Websphere MQ product line. His responsibilities covered 160 countries, with staff to provide support for sales and customer satisfaction. Prior to IBM, Mr. Parillo was the Vice President of Worldwide Product Sales at Tivoli System, Inc., a software company. From 1989 to 1984, he was also Vice President of Sales for Legent Corporation, a software company, acquired by Computer Associates International, Inc. Mr. Parillo holds an A.S. in Information Systems from Quinnipiac College.

*John N. Ounjian* has been our Executive Vice President of Healthcare and Insurance since July 2004. From 1996 to June 2004, Mr. Ounjian served as Senior Vice President and Chief Information Officer of Blue Cross and Blue Shield of Minnesota, a health insurance provider. In 1996, Mr. Ounjian served as a Senior Principal in the healthcare consulting group of Technology Solutions Company. From 1994 to 1996, Mr. Ounjian was President of Technology Advisory Group. From 1989 to 1994, Mr. Ounjian served as the Senior Vice President, Technology Support Services of H.F. Ahmanson & Company/Home Savings of America. From 1975 to 1989, Mr. Ounjian served as the Senior Vice President, Technical Services of Union Bank of California. From 1967 to 1975, Mr. Ounjian served as Vice President, Strategic Planning of First Interstate Bank. Mr. Ounjian holds a B.A in Business Administration from California State University at Northridge.

*Eric Boduch* has been our Vice President of Marketing since August of 2005. From 2004 to 2005, Mr. Boduch served as the Director of Channel and Product Marketing for Embarcadero Technologies, a strategic data management solutions company. From 2001 to 2004, Mr. Boduch was the Founder of ProductSoft, Inc., a product management software and consulting company. From 1995 to 2001, Mr. Boduch served as the Chief Executive Officer of Cerebellum Software, an enterprise software company he founded. From 1993 to 1995, Mr. Boduch was an independent consultant for Internet Securities, Inc., a web-based distributor of financial market information. Mr. Boduch holds a B.S. from The School of Computer Engineering at Carnegie Mellon University and is a graduate of its Entrepreneurial Management Program.

*L. Elizabeth Xu* has been our Vice President of Engineering since April 2004. Dr. Xu is responsible for Vitria's Product Development, Product Management, Customer Engineering, and Customer Training as well as Vitria North America Professional Services. Dr. Xu joined Vitria in 2000 as a Senior Development Manager. From 1996 to 2000, Dr. Xu was a manager at IBM, managing development projects for IBM's DB2, Digital library/Content Management and VideoCharger products. Dr. Xu holds a Ph.D. in Atmospheric Science, a M.S., in Computer Science and Atmospheric Physics, from University of Nevada, and a B.S. in Space Physics from Peking University, China.

*Allen Chin* has been our Vice President of Human Resources since September 2004. From 2002 to August 2004, Mr. Chin served as the Corporate Human Resource Consulting Manager for Franklin Templeton Investments, a global investment management company. From 2000 to 2002, Mr. Chin served as Vice President of Human Resource for Avinon, Inc., an eBusiness software company. From 1998 to 2000, Mr. Chin served as Vice President of Human Resource for Egreetings.com, an Internet eCommerce company. From 1996 to 1998, Mr. Chin served as Director of Human Resource for Mosaix, Inc., an enterprise customer software solutions company. From 1995 to 1996, Mr. Chin served as Director of Human Resource for VECTRA Technologies, Inc., a nuclear engineering consulting service company. Mr. Chin holds a B.A. in Social Welfare from the University of California, Berkeley.

**Available Information**

Vitria was founded in 1994, is incorporated in Delaware, and became a public corporation in 1999. We maintain executive offices and principal facilities at 945 Stewart Drive, Sunnyvale, California, 94085. Our telephone number is 408-212-2700.

We make available free of charge through our Internet website, http://www.vitria.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

## ITEM 1A. *RISK FACTORS*

***Our operating results fluctuate significantly and an unanticipated decline in revenue may result in a decline in our stock price and may disappoint securities analysts or investors, and may also harm our relationship with our customers.***

Our quarterly operating results have fluctuated significantly in the past and may vary significantly in the future. If our operating results are below the expectations of securities analysts or investors, our stock price is likely to decline. Period-to-period comparisons of our historical results of operations are not necessarily a good predictor of our future performance.

Our revenue and operating results depend upon the volume and timing of customer orders and payments and the date of product delivery. Historically, a substantial portion of revenue in a given quarter has been recorded in the third month of that quarter, with a concentration of this revenue in the last two weeks of the third month. We expect this trend to continue and, therefore, any failure or delay in the closing of orders would have a material adverse effect on our quarterly operating results. Since our operating expenses are based on anticipated revenue and because a high percentage of these expenses are relatively fixed, a delay in the recognition of revenue from one or more license transactions could cause significant variations in operating results from quarter to quarter and cause unexpected results.

Our quarterly results depend primarily upon entering into new or follow-on contracts to generate revenue for that quarter. New contracts may not result in revenue in the quarter in which the contract was signed, and we may not be able to predict accurately when revenue from these contracts will be recognized. Our operating results are also dependent upon our ability to manage our cost structure.

***We have incurred substantial operating losses since inception and we cannot guarantee that we will become profitable in the future.***

We have incurred substantial losses since inception as we funded the development of our products and the growth of our organization. We have an accumulated deficit of $229.8 million as of December 31, 2005. Since the beginning of 2002, we have reduced our workforce and consolidated certain facilities as part of our restructuring plans. As a result of these actions, we incurred charges of $746,000 in 2005, $1.1 million in 2004, and $16.1 million in 2003. In order to remain competitive we intend to continue investing in sales and marketing and research and development. As a result, we may report future operating losses and cannot guarantee whether we will report net income in the future.

***Our operating results are substantially dependent on license revenue from BusinessWare and our business could be materially harmed by factors that adversely affect the pricing and demand for BusinessWare.***

Since 1998, a majority of our total revenue has been, and is expected to be, derived from the licensing and support of our *BusinessWare* platform product and for applications built for that platform. Accordingly, our future operating results will depend on the demand for *BusinessWare* by existing and future customers, including new and enhanced releases that are subsequently introduced. If our competitors release new products that are superior to *BusinessWare* in performance or price, or we fail to enhance *BusinessWare* and introduce new products in a timely manner, demand for our products may decline. A decline in demand for *BusinessWare* as a result of competition, technological change or other factors would significantly reduce our revenue.

***Failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products could reduce our ability to compete and result in lower revenue.***

During 2005, we had a net loss of $12.1 million and our operating activities used $16.2 million of cash. As of December 31, 2005, we had approximately $61.5 million in cash and cash equivalents and short-term investments, $49.5 million in working capital, $22 million in short-term liabilities, and $5.3 million in long-term liabilities. We may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, or at all. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

- develop or enhance our products and services;
- acquire technologies, products or businesses;
- expand operations, in the United States or internationally;
- hire, train and retain employees; or
- respond to competitive pressures or unanticipated capital requirements.

Our failure to do any of these things could result in lower revenue and could seriously harm our business.

***The reluctance of companies to make significant expenditures on information technology could reduce demand for our products and cause our revenue to decline.***

There can be no assurance that the level of spending on information technology in general, or on business integration software by our customers and potential customers, will increase or remain at current levels in future periods. Lower spending on information technology could result in reduced license sales to our customers, reduced overall revenue, diminished margin levels, and could impair our operating results in future periods. Any general delay in capital expenditures may cause a decrease in sales, may cause an increase in our accounts receivable and may make collection of license and support payments from our customers more difficult. A general slow-down in capital spending, if sustained in future periods, could result in reduced sales or the postponement of sales to our customers.

***We experience long and variable sales cycles, which could have a negative impact on our results of operations for any given quarter.***

Our products are often used by our customers to deploy mission-critical solutions used throughout their organization. Customers generally consider a wide range of issues before committing to purchase our products, including product benefits, ability to operate with existing and future computer systems, ability to accommodate increased transaction volume and product reliability. Many customers will be addressing these issues for the first time. As a result, we or other parties, including system integrators, must educate potential customers on the use and benefits of our product and services. In addition, the purchase of our products generally involves a significant commitment of capital and other resources by a customer. This commitment often requires significant technical review, assessment of competitive products, and approval at a number of management levels within the customer's organization. Because of these issues, our sales cycle has ranged from six to nine months, and in some cases even longer, and it is very difficult to predict whether and when any particular license transaction might be completed.

***Because a small number of customers have in the past accounted for a substantial portion of our revenue, our revenue could decline due to the loss or delay of a single customer order.***

Sales to our ten largest customers accounted for 36% of total revenue in the fiscal year ended December 31, 2005. Our license agreements do not generally provide for ongoing license payments. Therefore, we expect that revenue from a limited number of customers will continue to account for a significant percentage of total revenue in future quarters. Our ability to attract new customers will depend on a variety of factors, including the reliability, security, scalability, breadth and depth of our products, and the cost-effectiveness of our products. The loss or delay of individual orders could have a significant impact on revenue and operating results. Our failure to add new customers that make significant purchases of our product and services would reduce our future revenue.

***If we are not successful in developing industry specific pre-built process applications based on BusinessWare, our ability to increase future revenue could be harmed.***

We have developed and intend to continue to develop pre-built process applications based on *BusinessWare* which incorporate business processes, connectivity and document transformations specific to the needs of particular industries, including healthcare and insurance, telecommunications, manufacturing, finance and other industries. This presents technical and sales challenges and requires collaboration with third parties, including system integrators and standard organizations, and the commitment of significant resources. Specific industries may experience economic downturns or regulatory changes that may result in delayed spending decisions by customers or require changes to our products. If we are not successful in developing these targeted pre-built process applications or these pre-built process applications do not achieve market acceptance, our ability to increase future revenue could be harmed.

To date we have concentrated our sales and marketing efforts toward companies in the healthcare and insurance, financial services, telecommunication and other vertical markets. Customers in these vertical markets are likely to have different requirements and may require us to change our product design or features, sales methods, support capabilities or pricing policies. If we fail to successfully address the needs of these vertical markets we may experience decreased sales in future periods.

***Our products may not achieve market acceptance, which could cause our revenue to decline.***

Deployment of our products requires interoperability with a variety of software applications and systems and, in some cases, the ability to process a high number of transactions per second. If our products fail to satisfy these demanding technological objectives, our customers will be dissatisfied and we may be unable to generate future sales. Failure to establish a significant base of customer references will significantly reduce our ability to license our product to additional customers.

***Our markets are highly competitive and, if we do not compete effectively, we may suffer price reductions, reduced gross margins and loss of market share.***

The market for our products and solutions is intensely competitive, evolving and subject to rapid technological change. The intensity of competition is expected to increase in the future. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could significantly reduce our future revenue. Our current and potential competitors include, BEA, Fiorano, FileNet, Fuego, IBM Corporation, Intalio, Microsoft Corporation, Oracle, PolarLake, SAP, Savvion, Sonic Software, Sun Microsystems, TIBCO Software, Telcordia, TriZetto, webMethods and others. In the future, some of these companies may expand their products to provide or enhance existing business process management, business analysis and monitoring, and business vocabulary management functionality, as well as integration solutions for specific business problems. These or other competitors may merge to attempt the creation of a more competitive entity or one that offers a broader solution than we provide. In addition, "in-house" information technology departments of potential customers have developed or may develop systems that provide for some or all of the functionality of our products. We expect that internally developed application integration and process automation efforts will continue to be a principal source of competition for the foreseeable future. In particular, it can be difficult to sell our product to a potential customer whose internal development group has already made large investments in and progress towards completion of systems that our product is intended to replace. Finally, we face direct and indirect competition from major enterprise software developers that offer integration products as a complement to their other enterprise software products. These companies may also modify their applications to be more easily integrated with other applications through web services or other means. Some of these companies include Oracle and SAP AG.

Many of our competitors have more resources and broader customer and partner relationships than we do. In addition, many of these competitors have extensive knowledge of our industry. Current and potential competitors have established or may establish cooperative relationships among themselves or with third-parties to offer a single solution and increase the ability of their products to address customer needs. Although we believe that our solutions generally compete favorably with respect to these factors, our market is relatively new and is evolving rapidly. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater resources.

***The cost and difficulty in implementing our product could significantly harm our reputation with customers, diminishing our ability to license additional products to our customers.***

Our products are often purchased as part of large projects undertaken by our customers. These projects are complex, time consuming and expensive. Failure by customers to successfully deploy our products, or the failure by us or third-party consultants to ensure customer satisfaction, could damage our reputation with existing and future customers and reduce future revenue. In many cases, our customers must interact with, modify, or replace significant elements of their existing computer systems. The cost of our products and services represent only a portion of the related hardware, software, development, training and consulting costs. The significant involvement of third parties, including system integrators, reduces the control we have over the implementation of our products and the quality of customer service provided to organizations which license our software.

In some circumstances we provide consulting services for significant production, customization or modification of software for customers. Such services may be quite complex and it may be difficult to predict the level of resources needed and the timing of completion, particularly in light of changes in customer requirements or resources. As a result, we have experienced claims by customers alleging that we have not properly performed such services. In the event we are not able to resolve such claims to the satisfaction of such a customer, we may be subject to litigation or other actions that could adversely impact our financial results and our ability to license products or provide services to this or other customers.

***If our products do not operate with the many hardware and software platforms used by our customers, our business may fail.***

We currently serve a customer base with a wide variety of constantly changing hardware, packaged software applications and networking platforms. If our products fail to gain broad market acceptance, due to their inability to support a variety of these platforms, our operating results may suffer. Our business depends, among others, on the following factors:

- our ability to integrate our product with multiple platforms and existing, or legacy, systems and to modify our products as new versions of packaged applications are introduced;
- the portability of our products, particularly the number of operating systems and databases that our products can source or target;
- our ability to anticipate and support new standards, especially Internet standards;
- the integration of additional software modules under development with our existing products; and
- our management of software being developed by third parties for our customers or use with our products.

***If we fail to introduce new versions and releases of our products in a timely manner, our revenue may decline.***

We may fail to introduce or deliver new products on a timely basis, if at all. In the past, we have experienced delays in the commencement of commercial shipments of our *BusinessWare* products. To date, these delays have not had a material impact on our revenue. If new releases or products are delayed or do not achieve market acceptance, we could experience a delay or loss of revenue and cause customer dissatisfaction. In addition, customers may delay purchases of our products in anticipation of future releases. If customers defer material orders in anticipation of new releases or new product introductions, our revenue may decline.

***Our products rely on third-party programming tools and applications. If we lose access to these tools and applications, or are unable to modify our products in response to changes in these tools and applications, our revenue could decline.***

Our programs utilize Java programming technology provided by Sun Microsystems. We also depend upon access to the interfaces, known as "APIs," used for communication between external software products and packaged application software. Our access to APIs of third-party applications are controlled by the providers of these applications. If the application provider denies or delays our access to APIs, our business may be harmed. Some application providers may become competitors or establish alliances with our competitors, increasing the likelihood that we would not be granted access to their APIs. We also license technology related to the connectivity of our product to third-party database and other applications and we incorporate some third-party technology into our product offerings. Loss of the ability to use this technology, delays in upgrades, failure of these third parties to support these technologies, or other difficulties with our third-party technology partners could lead to delays in product shipment and could cause our revenue to decline.

***The use of Open Source Software in our products may expose us to additional risks and harm our intellectual property our intellectual property position.***

"Open Source Software" is software that is covered by a license agreement which permits the user to liberally copy, modify and distribute the software for free. Certain Open Source Software is licensed pursuant to license agreements that require a user who intends to distribute the Open Source Software as a component of the user's software to disclose publicly part or all of the source code to the user's software. This effectively renders what was previously proprietary software Open Source Software. As competition in our markets increases, we must reduce our product development costs. Many features we may wish to add to our products in the future may be available as Open Source Software and our development team may wish to make use of this software to reduce development costs and speed up the development process. While we monitor the use of all Open Source Software and try to ensure that no Open Source Software is used in such a way as to require us to disclose the source code to the related product, such use could inadvertently occur. Additionally, if a third party has incorporated certain types of Open Source Software into its software, has not disclosed the presence of such Open Source Software and we embed that third party software into one or more of our products, we could, under certain circumstances, be required to disclose the source code to our product. This could have harm our business and intellectual property position.

***We could suffer losses and negative publicity if new versions and releases of our products contain errors or defects.***

Our products and their interactions with customers' software applications and IT systems are complex, and accordingly, there may be undetected errors or failures when products are introduced or as new versions are released. We have in the past discovered software errors in our new releases and new products after their introduction that has resulted in additional research and development expenses. To date, these additional expenses have not been material. We may in the future discover errors in new releases or new products after the commencement of commercial shipments. Since many customers are using our products for mission-critical business operations, any of these occurrences could seriously harm our business and generate negative publicity.

***If we fail to attract and retain qualified personnel, our ability to compete will be harmed.***

We depend on the continued service of our key technical, sales and senior management personnel. None of these employees are bound by an employment agreement. The loss of senior management or other key research, development, sales and marketing personnel could harm our future operating results. We have experienced over the past few years turnover in our sales and marketing and finance organizations. In addition, we must attract, retain and motivate highly skilled employees. We face significant competition for individuals with the skills required to develop, market and support our products and services. We cannot assure that we will be able to recruit and retain sufficient numbers of these highly skilled employees.

***If we fail to adequately protect our proprietary rights, we may lose these rights and our business may be seriously harmed.***

We depend upon our ability to develop and protect our proprietary technology and intellectual property rights to distinguish our products from our competitors' products. The use by others of our proprietary rights could materially harm our business. We rely on a combination of copyright, patent, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. Despite our efforts to protect our proprietary rights, existing laws afford only limited protection. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, there can be no assurance that we will be able to protect our proprietary rights against unauthorized third party copying or use. Furthermore, policing the unauthorized use of our products is difficult and expensive litigation may be necessary in the future to enforce our intellectual property rights.

***Our products could infringe the intellectual property rights of others causing costly litigation and the loss of significant rights.***

Software developers in our market are increasingly being subject to infringement claims as the number of products in different software industry segments overlap. Any claims, with or without merit, could be time-consuming, result in costly litigation, prevent product shipment or cause delays, or require us to enter into royalty or licensing agreements, any of which could harm our business. Patent litigation in particular involves complex technical issues and inherent uncertainties. In the event an infringement claim against us is successful and we cannot obtain a license on acceptable terms or license a substitute technology or redesign our product to avoid infringement, our business would be harmed. Furthermore, former employers of our current and future employees may assert that our employees have improperly disclosed to us or are using confidential or proprietary information.

***Our significant international operations may fail to generate significant product revenue or contribute to our drive toward profitability, which could result in slower revenue growth and harm our business.***

We have international presence in Australia, Canada, France, Germany, Italy, Japan, Korea, Singapore, Spain and the United Kingdom. During 2005, 47% of our revenue was derived from international markets. There are a number of challenges to establishing and maintaining operations outside of the United States and we may be unable to continue to generate significant international revenue. If we fail to successfully establish or maintain our products in international markets, we could experience slower revenue growth and our business could be harmed. In addition, it also may be difficult to protect our intellectual property in certain international jurisdictions.

***We are at risk of securities class action litigation due to our expected stock price volatility.***

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially acute for us because technology companies have experienced greater than average stock price volatility in recent years and, as a result, have been subject to, on average, a greater number of securities class action claims than companies in other industries. In November 2001, Vitria and certain of our officers and directors were named as defendants in a class action shareholder complaint. This litigation could result in substantial costs and divert management's attention and resources, and could seriously harm our business. See Item 3 of Part I "Legal Proceedings" for more information regarding this litigation.

***We have implemented anti-takeover provisions which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.***

Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

- establishment of a classified Board of Directors requiring that not all members of the Board of Directors may be elected at one time;
- authorizing the issuance of "blank check" preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares and thwart a takeover attempt;
- prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;
- limitations on the ability of stockholders to call special meetings of stockholders;
- prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and
- establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Section 203 of the Delaware General Corporations Law and the terms of our stock option plans may also discourage, delay or prevent a change in control of Vitria. In addition, as of December 31, 2005, our executive officers, directors and their affiliates beneficially own approximately 35% of our outstanding common stock. This could have the effect of delaying or preventing a change of control of Vitria and may make some transactions difficult or impossible without the support of these stockholders.

## ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

## ITEM 2. *PROPERTIES*

As of December 31, 2005, our principal sales, marketing, research and development and administrative offices consist of approximately 64,000 square feet of leased space located in Sunnyvale, California under a lease that expires in August 2009. We also have leases for sales offices in various locations in the U.S. and ten foreign countries expiring on various dates through June 2013. In addition, we have approximately 156,000 square feet of leased space in locations in the U.S. and in the United Kingdom that were exited as part of restructuring actions taken in 2002 and 2003. We believe that our existing leased properties are in good condition and suitable for the conduct of our business.

## ITEM 3. *LEGAL PROCEEDINGS*

In November 2001, Vitria and certain of our officers and directors were named as defendants in a class action shareholder complaint filed in the United States District Court for the Southern District of New York, now captioned *In re Vitria Technology, Inc. IPO Securities Litigation*, Case No. 01-CV-10092. In the amended complaint, the plaintiffs allege that Vitria, certain of our officers and directors, and the underwriters of our initial public offering, or the IPO, violated federal securities laws because Vitria's IPO registration statement and prospectus contained untrue statements of material fact or omitted material facts regarding the compensation to be received by, and the stock allocation practices of, the IPO underwriters. The plaintiffs seek unspecified monetary damages and other relief. Similar complaints were filed in the same court against hundreds of public companies, or the Issuers, that first sold their common stock since the mid-1990s, or the IPO Lawsuits.

The IPO Lawsuits were consolidated for pretrial purposes before United States Judge Shira Scheindlin of the Southern District of New York. Defendants filed a global motion to dismiss the IPO-related lawsuits on July 15, 2002. In October 2002, Vitria's officers and directors were dismissed without prejudice pursuant to a stipulated dismissal and tolling agreement with the plaintiffs. On February 19, 2003, Judge Scheindlin issued a ruling denying in part and granting in part the Defendants' motions to dismiss.

In June 2003, Vitria's Board of Directors approved a resolution tentatively accepting a settlement offer from the plaintiffs according to the terms and conditions of a comprehensive Memorandum of Understanding negotiated between the plaintiffs and the Issuers. Under the terms of the settlement, the plaintiff class will dismiss with prejudice all claims against the Issuers, including Vitria and our current and former directors and officers, and the Issuers will assign to the plaintiff class or its designee certain claims that they may have against the IPO underwriters. In addition, the tentative settlement guarantees that, in the event that the plaintiffs recover less than $1.0 billion in settlement or judgment against the underwriter defendants in the IPO Lawsuits, the plaintiffs will be entitled to recover the difference between the actual recovery and $1.0 billion from the insurers for the Issuers. In June 2004, Vitria executed a final settlement agreement with the plaintiffs consistent with the terms of the Memorandum of Understanding. On February 15, 2005, the Court issued a decision certifying a class action for settlement purposes and granting preliminary approval of the settlement subject to modification of certain bar orders contemplated by the settlement. On August 31, 2005, the Court reaffirmed class certification and preliminary approval of the modified settlement in a comprehensive Order. In addition, the Court approved the form of Notice to be sent to members of the settlement classes, which was published and mailed beginning November 15, 2005. On February 24, 2006 the Court dismissed litigation filed against certain underwriters in connection with the claims to be assigned to the plaintiffs under the settlement. The Court has set a Final Settlement Fairness Hearing on the settlement for April 24, 2006. The settlement is still subject to statutory notice requirement as well as final judicial approval.

## ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None.

# PART II

## ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

### Common Stock

Our common stock is traded on the NASDAQ National Market under the symbol "VITR." Public trading of our common stock commenced on September 17, 1999. The following table shows, for the periods indicated, the high and low per share prices of our common stock, as reported by the NASDAQ National Market.

| Quarter Ended | High | Low |
|---|---|---|
| *Fiscal 2004* | | |
| March 31, 2004 | $8.41 | $5.32 |
| June 30, 2004 | $6.11 | $2.75 |
| September 30, 2004 | $3.20 | $1.90 |
| December 31, 2004 | $4.24 | $2.89 |
| *Fiscal 2005* | | |
| March 31, 2005 | $4.36 | $3.07 |
| June 30, 2005 | $3.57 | $2.46 |
| September 30, 2005 | $3.71 | $2.56 |
| December 31, 2005 | $3.37 | $2.45 |

As of December 31, 2005, there were approximately 274 stockholders of record of our common stock.

### Dividend Policy

We have never paid any cash dividends on our common stock and do not expect to pay cash dividends for the foreseeable future. In addition, our credit facility with Silicon Valley Bank prohibits the payment of cash dividends.

## Issuer Purchases of Equity Securities

We did not repurchase any of our equity securities during the quarter ended December 31, 2005.

## ITEM 6. *SELECTED FINANCIAL DATA*

The consolidated statement of operations data for the years ended December 31, 2005, 2004, and 2003, and the consolidated balance sheet data as of December 31, 2005 and 2004, have been derived from our audited financial statements included elsewhere in this Annual Report on Form 10-K. The consolidated statement of operations data for the years ended December 31, 2002 and 2001, and the consolidated balance sheet data as of December 31, 2003, 2002, and 2001 have been derived from our audited financial statements not included in this Annual Report on Form 10-K. Our historical results are not necessarily indicative of results to be expected for any future period. The data presented below has been derived from financial statements that have been prepared in accordance with accounting principles generally accepted in the United States and should be read in conjunction with our financial statements, including the notes, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| | (In thousands, except per share data) | | | | |
| **Consolidated Statement of Operations Data:** | | | | | |
| Revenue: | | | | | |
| License | $ 13,261 | $ 14,947 | $ 30,089 | $ 36,009 | $ 77,518 |
| Service and other | 40,423 | 46,938 | 50,630 | 61,318 | 57,466 |
| Total revenue | 53,684 | 61,885 | 80,719 | 97,327 | 134,984 |
| Cost of revenue: | | | | | |
| License | 1,388 | 667 | 614 | 2,845 | 1,607 |
| Service and other | 20,071 | 23,635 | 23,857 | 32,719 | 29,759 |
| Total cost of revenue | 21,459 | 24,302 | 24,471 | 35,564 | 31,366 |
| Gross profit | 32,225 | 37,583 | 56,248 | 61,763 | 103,618 |
| Operating expenses: | | | | | |
| Sales and marketing | 18,222 | 21,990 | 39,773 | 72,709 | 96,535 |
| Research and development | 16,609 | 17,507 | 18,249 | 30,970 | 40,978 |
| General and administrative | 10,051 | 13,316 | 13,176 | 20,736 | 20,168 |
| Stock-based compensation | 126 | 354 | 423 | 1,616 | 1,820 |
| Amortization and impairment of intangible assets | — | — | — | 2,748 | 3,608 |
| Impairment of goodwill | — | — | — | 7,047 | — |
| Restructuring and other charges | 746 | 1,052 | 16,117 | 19,516 | — |
| Acquired in-process technology | — | — | — | — | 1,500 |
| Total operating expenses | 45,754 | 54,219 | 87,738 | 155,342 | 164,609 |
| Loss from operations | (13,529) | (16,636) | (31,490) | (93,579) | (60,991) |
| Other income, net | 1,668 | 1,235 | 1,203 | 3,083 | 8,415 |
| Net loss before income taxes | (11,861) | (15,401) | (30,287) | (90,496) | (52,576) |
| Provision for income taxes | 255 | 493 | 594 | 1,187 | 1,046 |
| Net loss | $(12,116) | $(15,894) | $(30,881) | $ (91,683) | $ (53,622) |
| Net loss per share | | | | | |
| Basic and diluted | $ (0.36) | $ (0.48) | $ (0.95) | $ (2.83) | $ (1.69) |
| Weighted average shares used in computation of net loss per share | | | | | |
| Basic and diluted | 33,487 | 33,069 | 32,626 | 32,397 | 31,713 |

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | 2002 | 2001 |
| | | | (In thousands) | | |
| **Consolidated Balance Sheet Data:** | | | | | |
| Cash, cash equivalents and short-term investments | $61,482 | $78,563 | $ 91,536 | $117,863 | $157,213 |
| Working capital | 49,513 | 63,750 | 80,517 | 101,258 | 147,574 |
| Total assets | 73,388 | 92,897 | 114,125 | 146,624 | 245,511 |
| Current deferred revenue | 10,242 | 11,082 | 13,864 | 13,430 | 27,309 |
| Long-term liabilities | 5,290 | 8,082 | 12,111 | 9,852 | 811 |
| Stockholders' equity | 46,102 | 57,593 | 71,956 | 101,948 | 190,511 |

## ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

*The following discussion and analysis should be read with "Selected Financial Data" and our consolidated financial statements and notes included elsewhere in this Annual Report on Form 10-K.*

*The discussion in this Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this Annual Report on Form 10-K should be read as applying to all related forward-looking statements wherever they appear in this Annual Report on Form 10-K. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in Part I, Item 1., "Risks Factors" as well as those discussed elsewhere.*

### Overview

Vitria provides business process integration software and services for corporations in telecommunications, manufacturing, healthcare and insurance, finance and other industries. Our offerings include business process applications as well as a business process integration platform.

Our software products orchestrate interactions between isolated software systems, automate manual process steps, facilitate both manual and automated resolution of process exceptions and manage data exchanges between companies. Our software products also provide operational staff and managers with real-time and historical views of individual transactions as well as of large-scale processes spanning multiple systems and organizations.

Our customers use our software products to pursue new revenue opportunities, cut operating costs, reduce process cycle times, decrease process errors, improve customer service, increase supply chain efficiencies and more easily adapt their business processes to changing requirements and conditions.

Our strategy is to help our customers manage complex business processes, particularly those that require enterprise-class reliability from their underlying software infrastructure. These targeted business processes typically use multiple software applications, involve a series of steps occurring over a period of time, include both system-to-system interactions and manual workflow and require end-to-end visibility. Our experience is that such process requirements are most common in Global 2000 companies in telecommunications, manufacturing, healthcare and insurance, and finance, although we have customers in other industries as well.

We execute our strategy in two ways. First, we offer BusinessWare, a software platform for business process integration. Customers use our platform to create and deploy process and integration content (such as process models and data transformations) to meet their unique needs. Second, we offer pre-built process applications with BusinessWare to support selected business processes in specific industries. By providing Vitria-built content, based on industry standards and best practices, our applications are designed to reduce customer implementation time while providing an adaptable business process integration framework for meeting future needs.

We have operations in the Americas, Europe, Asia, and Australia. We sell our products through our direct sales force and, in some regions, through system integrators and other resellers. Our software runs on Sun Solaris, Microsoft Windows, IBM AIX, Hewlett-Packard HP-UX, and Linux operating systems.

### Executive Summary

During 2005, we extended the capabilities of our core platform product by releasing *BusinessWare* version 4.3.1, which included some user interface enhancements, support for new versions of operating systems from Sun Microsystems and IBM, an improved application framework, and updated tools to help existing customers migrate to the current version of our platform. In 2005, we also released two new business process applications, Resolution Accelerator and Smart Gateway for Healthcare, as well as an enhanced version of Order Accelerator, an existing business process application for the telecommunications industry.

Our business process integration platform products have faced increasing competition over the past several years. Increasing competition was a primary factor in the decline in total license revenue from 2004 to 2005. We expect the intensity of our competition in platform sales to further increase as market adoption of messaging, transformation, and web services, and other integration-related technologies continues to shift towards evolving industry standards supported by a broad range of software vendors.

Consequently, we expect our pre-built process applications product line to be our primary source of revenue growth in the years ahead. By combining the power and flexibility of BusinessWare's platform with pre-built content, we believe that our pre-built process applications can provide more customer value, command higher prices, and offer us a more diverse revenue composition than our platform sales alone. While our 2005 license revenue from process applications fell short of our goals, we made significant progress by signing customer contracts to sell seven of these products. These include our first sales of Resolution Accelerator (our new application for managing process exceptions) and Smart Gateway for Healthcare (our new application for receiving, validating, and distributing insurance claims and other business documents sent by other companies).

In 2006, we plan to increase investment in our pre-built process applications product line and bring one or more new applications to market. We also plan to release enhanced versions of several existing pre-built process applications.

The challenges on which our executives are most focused in 2006 include increasing sales of our existing pre-built process applications, bringing new pre-built process applications to market successfully, enhancing our platform products to better support our future applications, as well as providing greater value to our platform customers, improving execution in sales and marketing, expanding our strategic alliances to increase our revenue opportunities and renewing enterprise license agreements with some of our most important customers. In addition, we plan to selectively invest in research and development and sales and marketing to strengthen our future growth and at the same time, contain overall costs in order to reduce our net cash outflow. We regularly consider a full range of strategic alternatives, including strategic alliances, collaborations, partnerships, mergers and other transactions, some of which may involve a change in control in Vitria.

### Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We evaluate our estimates on an on-going basis, including those related to revenue recognition, allowances for doubtful accounts and restructuring charges. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

#### *Revenue Recognition*

We derive our revenue from sales of software licenses and related services. In accordance with the provisions of Statement of Position, or (SOP), 97-2, *Software Revenue Recognition*, as amended, we record revenue from software licenses when a license agreement is signed by both parties, the fee is fixed or determinable, collection of the fee is probable and delivery of the product has occurred. For electronic delivery, we consider our software products to have been delivered when the access code to download the software from the Internet has been provided to the customer. If an element of the agreement has not been delivered, revenue for that element is deferred based on vendor-specific objective evidence of fair value. If vendor-specific objective evidence of fair value does not exist for the undelivered element, all revenue is deferred until sufficient objective evidence exists or all elements have been delivered. We treat all arrangements with payment terms longer than normal as having fees that are not fixed or determinable. Our normal payment terms typically range from "net 30 days" to "net 90 days" but we occasional grant payment terms up to a year but these are determined on a deal by deal basis. We defer revenue for those agreements that exceed our normal payment terms and are therefore assessed as not being fixed or determinable. Revenue under these agreements is recognized as payments become due unless collectibility concerns exist, in which case revenue is deferred until payments are received. Our assessment of collectibility is particularly critical in determining whether revenue should be recognized in the current market environment. Fees derived from arrangements with resellers are not recognized until evidence of a sell-through arrangement to an end user has been received.

Service revenue includes product maintenance, consulting and training. Customers who license our software products normally purchase maintenance services. These maintenance contracts provide unspecified software upgrades and technical support over a specified term, which is typically twelve months. Maintenance contracts are usually paid in advance and revenue from these contracts are recognized ratably over the term of the contract. Many of our customers use third-party system integrators to implement our products. Customers typically purchase additional consulting services from us to support their implementation activities. These consulting projects recognized under SOP 81-1, are clearly stated as such in discussion below. These consulting services are either sold on a time and materials or fixed fee basis and recognized as the services are performed, in accordance with the provisions of SOP 81-1, *Accounting for Performance of Construction Type and Certain Production Type Contracts.* We also offer training services which are sold on a per-student or per-class basis. Fees from training services are recognized as classes are attended by customers.

Payments received in advance of revenue recognition are recorded as deferred revenue. In the event that a software license arrangement requires us to provide consulting services for significant production, customization or modification of the software, or when the customer considers these services essential to the functionality of our software product, both the product license revenue and consulting services revenue would be recognized in accordance with the provision of SOP 81-1, *Accounting for Performance of Construction Type and Certain Production Type Contracts.* In such event, we would recognize revenue from such arrangements using the percentage of completion method and, therefore, both the product license and consulting services revenue would be recognized as work progresses, using hours worked as input measures. These arrangements have not been common and, therefore, the significant majority of our license revenue in the past three years has been recognized under SOP 97-2. We did not have any license and consulting arrangements that increase software functionality that are recognized under SOP 81-1 in 2005.

For arrangements for which we recognize revenue under the percentage of completion methods we measure progress toward completion based on the ratio of hours incurred to total estimated hours on the project, an input method. We believe we are able to make reasonably dependable estimates based on historical experience and various other assumptions that we believe are reasonable under the circumstances. These estimates included forecasting of hours to be incurred to-date, and projecting the remaining effort to complete project. These estimates are assessed continually during the term of the contract and revisions are reflected when conditions become known. Provisions for all losses on contracts are recorded when estimates determine that a loss will be incurred on a project. Using different hour estimates or different methods of measuring progress toward completion, consulting and service revenues and expenses may produce different results. A favorable change in estimates in a period could result in additional revenues and profit, and an unfavorable change in estimates could result in a reduction of revenue and profit or a recording of a loss.

### *Allowance for Doubtful Accounts*

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to deliver required payments to us. When we believe a collectability issue exists with respect to a specific receivable, we record an allowance to reduce that receivable to the amount that we believe is collectible. Accounts 180 days past due are typically fully reserved. In addition, we record an allowance on the remainder of our receivables that are still in good standing. When determining this allowance, we consider the probability of recoverability based on our past experience, taking into account current collection trends that are expected to continue, as well as general economic factors. From this, we develop an allowance provision based on the percentage of likelihood that our aged receivables will not be collected. Historically, our actual losses have been consistent with our provisions. Customer accounts receivable balances are written off against the allowance for doubtful accounts when they are deemed uncollectible.

Unexpected future events or significant future changes in trends could have a material impact on our future allowance provisions. If the financial condition of our individual customers were to deteriorate in the future, or general economic conditions were to deteriorate and affect our customers' ability to pay, our allowance expense could increase and have a material impact on our future statements of operations and cash flows.

### *Restructuring Charges*

We recorded $746,000 in restructuring charges related to the realignment of our business operations in 2005. In 2004 and 2003, we recorded $1.1 million and $16.1 million of restructuring charges, respectively. As of December 31, 2005, we have $7.4 million in accrued restructuring expenses consisting of lease payments for facilities we restructured in 2003 and 2002.

Only costs resulting from a restructuring plan that are not associated with, or that do not benefit activities that will be continued, are eligible for recognition as liabilities at the commitment date. These charges represent expenses incurred in connection with certain cost reduction programs that we have undertaken and consist primarily of the cost of involuntary termination benefits and remaining contractual lease payments and other costs associated with closed facilities net of anticipated sublease income. Information regarding sublease income estimates for the amount of sublease income we are likely to receive and the timing of finding a tenant has been obtained from third party experts and is based on prevailing market rates.

Until December 31, 2002 a liability for the restructuring costs was recognized at the date of our commitment in accordance with Emerging Issues Task Issue (EITF) No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activities*. In June 2002, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which addresses accounting for restructuring and similar costs. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred and not at the date of our commitment to the exit plan. This statement also establishes that fair value is the objective for initial measurement of the liability. We have adopted the provisions of SFAS No. 146 for restructuring costs initiated after December 31, 2002.

The recognition of the restructuring charges for facility closure costs require the extensive use of estimates, including estimates and assumptions related to future maintenance costs, our ability to secure sub-tenants and anticipated sublease income to be received in the future. If we fail to make accurate estimates or to complete planned activities in a timely manner, we might record additional charges or reverse previous charges in the future. Such additional charges or reversals will be recorded to the restructuring charges line in our statement of operations in the period in which additional information becomes available to indicate our estimates should be adjusted. Since April 2002, we have revised our sublease income estimates at least semi-annually due to significant downward trends in the real estate markets in the United States and in the United Kingdom.

## Quarterly Results of Operations

The following tables set forth statement of operations data for each of the eight quarters in the period ended December 31, 2005, as well as the percentage of our total revenue represented by each item. This information has been derived from our unaudited financial statements. The unaudited financial statements have been prepared on the same basis as the audited financial statements contained in this Annual Report and include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of this information. You should read this information in conjunction with our annual audited financial statements and related notes appearing elsewhere in this annual report. Our quarterly operating results are expected to vary significantly from quarter to quarter and you should not draw any conclusions about our future results from the results of operations for any quarter.

| | Mar. 31, 2004 | Jun. 30, 2004 | Sep. 30, 2004 | Dec. 31, 2004 | Mar. 31, 2005 | Jun. 30, 2005 | Sep. 30, 2005 | Dec. 31, 2005 |
|---|---|---|---|---|---|---|---|---|
| **Statement of Operation Data:** | | | | | | | | |
| Revenue: | | | | | | | | |
| License | $ 3,391 | $ 1,874 | $ 3,066 | $ 6,616 | $ 5,422 | $ 2,146 | $ 3,929 | $ 1,764 |
| Service and other | 10,858 | 11,831 | 13,234 | 11,015 | 11,123 | 10,200 | 9,559 | 9,541 |
| Total revenue | 14,249 | 13,205 | 16,300 | 17,631 | 16,545 | 12,346 | 13,488 | 11,305 |
| Cost of revenue: | | | | | | | | |
| License | 198 | 126 | 227 | 116 | 121 | 286 | 797 | 184 |
| Service and other | 6,088 | 5,912 | 5,900 | 5,735 | 5,682 | 5,292 | 4,711 | 4,386 |
| Total cost of revenue | 6,286 | 6,038 | 6,127 | 5,851 | 5,803 | 5,578 | 5,508 | 4,570 |
| Gross profit | 7,963 | 7,667 | 10,173 | 11,780 | 10,742 | 6,768 | 7,980 | 6,735 |
| Operating expenses: | | | | | | | | |
| Sales and marketing | 6,567 | 5,790 | 4,672 | 4,961 | 4,973 | 4,872 | 4,784 | 3,593 |
| Research and development | 4,656 | 4,205 | 4,388 | 4,258 | 4,542 | 4,836 | 3,878 | 3,353 |
| General and administrative | 3,282 | 3,577 | 3,121 | 3,336 | 3,637 | 2,863 | 1,644 | 1,907 |
| Stock-based compensation | 41 | 302 | 6 | 5 | 62 | 21 | 22 | 21 |
| Restructuring and other charges | 54 | 570 | 173 | 255 | 136 | 471 | 38 | 101 |
| Total operating expenses | 14,600 | 14,444 | 12,360 | 12,815 | 13,350 | 13,063 | 10,366 | 8,975 |
| Loss from operations | (6,637) | (6,777) | (2,187) | (1,035) | (2,608) | (6,295) | (2,386) | (2,240) |
| Other income, net | 111 | 288 | 356 | 480 | 238 | 341 | 556 | 533 |
| Net loss before income taxes | (6,526) | (6,489) | (1,831) | (555) | (2,370) | (5,954) | (1,830) | (1,707) |
| Provision for income taxes | 120 | 174 | 221 | (22) | 47 | 55 | 55 | 98 |
| Net loss | $ (6,646) | $ (6,663) | $ (2,052) | $ (533) | $ (2,417) | $ (6,009) | $ (1,885) | $ (1,805) |
| Basic and diluted net loss per share | $ (0.20) | $ (0.20) | $ (0.06) | $ (0.02) | $ (0.07) | $ (0.18) | $ (0.06) | $ (0.05) |

| | Mar. 31, 2004 | Jun. 30, 2004 | Sep. 30, 2004 | Dec. 31, 2004 | Mar. 31, 2005 | Jun. 30 2005 | Sep. 30, 2005 | Dec. 31, 2005 |
|---|---|---|---|---|---|---|---|---|
| **As a Percentage of Total Revenue:** | | | | | | | | |
| Revenue: | | | | | | | | |
| License | 24% | 14% | 19% | 38% | 33% | 17% | 29% | 16% |
| Service and other | 76% | 86% | 81% | 62% | 67% | 83% | 71% | 84% |
| Total revenue | 100% | 100% | 100% | 100% | 100% | 100% | 100% | 100% |
| Cost of revenue: | | | | | | | | |
| License | 1% | 1% | 1% | 1% | 1% | 2% | 6% | 1% |
| Service and other | 43% | 43% | 36% | 32% | 34% | 43% | 35% | 39% |
| Total cost of revenue | 44% | 44% | 37% | 33% | 35% | 45% | 41% | 40% |
| Gross profit | 56% | 56% | 63% | 67% | 65% | 55% | 59% | 60% |
| Operating expenses: | | | | | | | | |
| Sales and marketing | 46% | 42% | 29% | 28% | 30% | 39% | 36% | 32% |
| Research and development | 33% | 31% | 27% | 24% | 28% | 39% | 29% | 30% |
| General and administrative | 23% | 26% | 19% | 19% | 22% | 24% | 12% | 17% |
| Stock-based compensation | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 0% |
| Restructuring and other charges | 0% | 4% | 1% | 2% | 1% | 4% | 0% | 1% |
| Total operating expenses | 102% | 105% | 76% | 73% | 81% | 106% | 77% | 80% |
| Loss from operations | (46)% | (49)% | (13)% | (6)% | (16)% | (51)% | (18)% | (20)% |
| Other income, net | 1% | 2% | 2% | 3% | 1% | 3% | 4% | 5% |
| Net loss before income taxes | (45)% | (47)% | (11)% | (3)% | (15)% | (48)% | 14% | (15)% |
| Provision for income taxes | 1% | 1% | 1% | 0% | 0% | 0% | 0% | 1% |
| Net loss | (46)% | (48)% | (12)% | (3)% | (15)% | (48)% | (14)% | (16)% |

## Comparison of Years Ended December 31, 2005, 2004 and 2003

### Revenue

Total revenue, which is comprised of license revenue and service revenue, declined 13% from 2004 to 2005, and 23% from 2003 to 2004. The reason for these declines is discussed below.

*License.* The license revenue that we recognize in any given period is directly related to the number and size of our license orders. A few large license orders usually comprise a large percentage of our sales and as such our average license order size fluctuates significantly from period to period. Due to the rapidly changing business environment, we expect that we will continue to see fluctuations in the size of our average license order.

License revenue decreased 11% from $14.9 million in 2004 to $13.3 million in 2005. Sales for our platform products and our application products fell short of our planned revenue targets. In 2005, our license order volume declined by 21% from 2004 while our average license order size increased. The decrease in our license order volume in 2005 compared to 2004 was due to the continuing maturation of the market in which we compete for our platform products, which has resulted in fewer total orders as competition has increased for these products. We rely on relatively few, large orders in any given period. We expect that license order volume and average order size will continue to fluctuate.

License revenue decreased 50% from $30.1 million in 2003 to $14.9 million in 2004. While sales for our platform products declined in 2004 due to increased competition, our new application products fell short of our planned revenue targets because the sales cycle for these new products took longer than we expected. From 2003 to 2004 we experienced a 37% decline in license order volume and our average license order size declined 26% as compared to 2003. The decrease in our license order volume in 2004 compared to 2003 year was due to the maturation of the market in which we compete for our platform products, which has resulted in fewer total orders as competition has increased for these products. The decrease in the size of our average license order in 2004 as compared to 2003 was primarily due to the commoditization of the market for business integration platform products in which *BusinessWare* competes, which has resulted in downward pricing pressure for these products.

*Service and other.* The level of service revenue is affected by the number and size of license sales in a given period. Customers typically purchase maintenance for the first year as part of each license sale. Most of our consulting revenue and customer training revenue is also affected by the size and number of license deals. Service and other revenue also includes revenue from support renewals, which are dependent upon our installed license base. Service revenue decreased 14% from $46.9 million in 2004 to $40.4 million in 2005. The decrease is primarily attributable to a decrease in consulting revenue of $4.9 million. This decrease in revenue was due to the decrease in license revenue and more fixed price, variable length engagements. Maintenance and training services revenue decreased by $1.6 million due to the decrease in license sales.

Service revenue decreased 7% from $50.6 million in 2003 to $46.9 million in 2004. Consulting revenue decreased by $2.8 million and first year support revenue decreased by $1.2 million. These declines were offset by an increase in maintenance renewal revenue of $1.8 million from customers who had licensed our products in previous years. Also affecting the comparison to the prior year was $1.1 million in non-recurring government grant revenue recognized in 2003.

Included in service and other revenue for 2003 was approximately $1.1 million of revenue related to government grants received in prior years. This revenue previously had been included in deferred revenue on the balance sheet since 1999 pending the outcome of several government audits, which were finalized in the fourth quarter of 2003, because we had concluded that revenue under these arrangements were not fixed or determinable until the expiration of the audits. We have no further government grant-related deferred revenue on our consolidated balance sheet as of December 31, 2005.

Revenue from customers outside the United States represented 47% in both 2005 and 2004, and 38% in 2003 respectively.

Revenue from our ten largest customers accounted for 36% of total revenue in both 2005 and 2004, and 33% of total revenue in 2003. In all three years, no single customer accounted for more than 10% of total revenue. In the year ended December 31, 2005, no customer accounted for more than 10% of our accounts receivable balance. UPC Operations BV accounted for 10% of our accounts receivable balance as of December 31, 2004. We expect that revenue from a limited number of customers will continue to account for a large percentage of total revenue in future quarters. Therefore, the loss or delay of individual orders could have a significant impact on revenue. Our ability to attract new customers will depend on a variety of factors, including the reliability, security, scalability and the overall cost-effectiveness of our products. To date, we have not experienced significant seasonality of revenue. However, we expect that future results may be affected by the fiscal or quarterly budget cycles of our customers.

### Cost of Revenue

*License.* Cost of license revenue consists of royalty payments to third parties for technology incorporated into our products. Fluctuations in cost of license revenue is generally due to the buying patterns of our customers, as cost of license revenue is dependent upon which products our customers purchase and which of those purchased products have third-party technology incorporated into them.

Cost of license revenue increased 108% from $667,000 in 2004 to $1.4 million in 2005. This increase in cost of license revenue was mainly due to an upgrade of embedded third-party technology which was made available to all existing customers who had the previous version of such technology.

Cost of license revenue increased 8% from $614,000 in 2003 to $667,000 in 2004. This increase in cost of license revenue was primarily due to the incorporation of new third-party technology into products released and first sold in 2004.

Future fluctuations in cost of license revenue is dependent upon increases or decreases in sales of those particular products which incorporate third-party technology.

*Service and other.* Cost of service revenue consists of salaries, facility costs, travel expenses and payments to third-party consultants incurred in providing customer support, training and implementation services.

Cost of service and other revenue decreased 15% from $23.6 million in 2004 to $20.1 million in 2005. This decrease was primarily due to reduced salary and related expenses of $1.6 million because of lower headcount, a decrease of $603,000 in external consulting expenses, a decrease of $470,000 in allocated expenses from general and administrative due to cost containment efforts, a decrease of $355,000 in travel and entertainment expense, as well as related decreases in most other expense areas as a result of our cost containment efforts.

Cost of service and other revenue remained relatively consistent, decreasing slightly from $23.9 million in 2003 to $23.6 million in 2004. The decrease in cost of service and other revenue was primarily due to a reduction in salary expense of $1.5 million due to reduced headcount offset by an increase in contractor costs of $1.1 million.

We expect that cost of service and other will decrease in 2006 as compared to 2005 due to our cost containment efforts.

**Operating Expenses**

*Sales and Marketing* Sales and marketing expenses consist of salaries, commissions, field office expenses, travel, entertainment and promotional expenses.

Sales and marketing expenses decreased 17% from $22.0 million in 2004 to $18.2 million in 2005. This decrease was primarily the result of lower salary and related expense of $1.5 million due to lower headcount, a decrease in promotional expenses of $380,000, lower commission expense of $334,000, as well as related decreases in most other expense areas as a result of our cost containment efforts.

Sales and marketing expenses decreased 45% from $39.8 million in 2003 to $22.0 million in 2004. This decrease was primarily due to lower headcount which reduced salary and related expenses by $9.7 million, depreciation and occupancy expenses by $2.1 million and travel and entertainment expenses by $1.5 million. In addition, commission expense declined $1.9 million due to lower headcount and lower license sales.

We expect that sales and marketing expenses will decrease in 2006 as compared to 2005 due to continuing cost containment efforts.

*Research and Development.* Research and development expenses include costs associated with the development of new products, enhancements to existing products, and quality assurance activities. These costs consist primarily of employee salaries, benefits and the cost of consulting resources that supplement the internal development team.

Research and development expenses decreased 5% from $17.5 million in 2004 to $16.6 million in 2005. This decrease was primarily the result of lower salary and related expenses of $1.0 million due to lower headcount, a decrease of $199,000 in depreciation expense, and a decrease of $268,000 in occupancy expenses offset by an increase in external consulting expense of $729,000.

Research and development expenses decreased 4% from $18.2 million in 2003 to $17.5 million in 2004. This decrease was primarily due to reduced depreciation and occupancy charges of $1.3 million, partially offset by an increase in offshore third party development expenses of $351,000 as we shifted some development work to India and China. Research and development costs remained relatively flat compared to 2003 as we maintained productivity in order to develop new products and enhance existing products in 2004.

We expect that research and development expenses will decrease slightly in 2006 as compared to 2005 due to continuing cost containment efforts.

*General and Administrative.* General and administrative expenses consist of salaries for administrative, executive and finance personnel, outside professional service fees, information systems costs and our provision for doubtful accounts.

General and administrative expenses decreased 25% from $13.3 million in 2004 to $10.1 million in 2005. The decrease was mainly due to lower salary and related expenses of $1.6 million, due to lower headcount, lower external consulting costs of $730,000, lower equipment and related costs of $621,000 primarily due to disposal of software that was no longer utilized at year-end 2004 and lower depreciation expense of $305,000 due to assets becoming fully depreciated and not being replaced.

General and administrative expenses remained essentially unchanged from $13.2 million in 2003 to $13.1 million in 2004. The slight decrease was primarily due to lower depreciation and occupancy expenses of $926,000 and lower travel related expenses of $310,000, offset by higher salary and related expense of $538,000 mainly related to severance charges for the departure of several key executives in the second quarter of 2004 and increased contractor costs of $611,000 primarily due to compliance with the Sarbanes-Oxley Act.

We expect that general and administrative expenses will decrease in 2006 as compared to 2005 due to continuing cost containment efforts.

*Stock-based compensation.* Total stock-based compensation expenses were $126,000 in 2005, $354,000 in 2004 and $423,000 in 2003.

In April 2005, the SEC announced that the accounting provisions of SFAS 123R are to be applied in the first quarter of the fiscal year beginning after June 15, 2005. As a result, we are now required to adopt SFAS 123R in the first quarter of fiscal 2006 and will recognize stock-based compensation expense using the modified prospective method. We are evaluating the requirements under SFAS 123R and expect the adoption of this statement to have a significant adverse impact on our consolidated statements of income and net income per share.

Stock-based compensation includes the amortization of unearned employee stock-based compensation on options issued to employees prior to our initial public offering in September 1999. Amortization of unearned employee stock-based compensation for options issued to employees prior to Vitria's initial public offering in September 1999 was amortized over a five year period and was fully amortized as of December 31, 2004. For the years ended December 31, 2005, 2004, and 2003, we did not incur any stock-based compensation in connection with stock issued to non-employees for services rendered.

In 2004, we issued a stock grant to all Vitria employees. Each person who was a non-executive employee on the date of the grant received 250 shares of Vitria common stock. The fair market value of our common stock at the date of the grant was $2.88 per share. This stock grant resulted in stock based compensation expense of $207,000 in 2004. In accordance with APB No. 25, *Accounting for Stock Issued to Employees*, we recorded $67,000 stock-based compensation expense for stock option grant modifications made for a certain executive in 2004.

In the first quarter of 2005, we issued a restricted stock award. The expense related to this stock award is being recognized over a four year period as service is rendered. We recorded $71,000 in stock-based compensation expense related to this stock award during 2005. In addition, we recorded $55,000 in stock-based compensation expense for a stock award granted to a former member of our Board of Directors.

*Restructuring and other charges.* In 2002, we initiated actions to reduce our cost structure due to sustained negative economic conditions that affected our operations and resulted in lower than anticipated revenue. The plan was a combination of a reduction in workforce of approximately 285 employees, consolidations of facilities in the United States and United Kingdom and the related disposal of leasehold improvements and equipment. As a result of these restructuring actions, we incurred a charge of $19.5 million in the year ended December 31, 2002. The restructuring charge included approximately $4.2 million of severance-related charges and $15.3 million of committed excess facilities payments, which included $463,000 for the write-off of leasehold improvements and equipment in vacated facilities.

In 2003, we initiated actions to further reduce our cost structure. The plan was a combination of a reduction in workforce of approximately 100 employees, consolidations of facilities in the United States and United Kingdom and the related disposal of leasehold improvements and equipment. As a result of these restructuring actions, we incurred a charge of $16.1 million in the year ended December 31, 2003. The restructuring charge included approximately $2.9 million of severance related charges and $13.0 million of committed excess facilities payments, which included $2.2 million for the write-off of leasehold improvements and equipment in vacated facilities. The charge also included $180,000 in accretion charges related to the fair value treatment for the facilities we restructured in 2003, in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*.

In 2004, we incurred $1.1 million in restructuring costs. These costs consisted of accretion expense due to the fair value treatments for those leases restructured in 2003 under SFAS No. 146 and adjustments we made to our estimates for future sublease income and other assumption of future costs, which we revise periodically based on current market conditions.

In 2005, we incurred $746,000 in restructuring costs. These costs consisted of accretion expense due to the fair value treatments for those leases restructured in 2003 under SFAS No. 146 and adjustments we made to our estimates for future sublease income and other assumption of future costs, which we revise periodically based on current market conditions.

The facilities consolidation charges for all of our restructuring actions were calculated using management's best estimates and were based upon the remaining future lease commitments for vacated facilities from the date of facility consolidation, net of estimated future sublease income. We have engaged brokers to locate tenants to sublease all of the excess facilities, and, to date, have signed sublease agreements for two of the four remaining buildings. The estimated costs of vacating these leased facilities were based on market information and trend analyses, including information obtained from third-party real estate sources. Our ability to generate the estimated sublease income is highly dependent upon the existing economic conditions, particularly lease market conditions in certain geographies, at the time we negotiate the sublease arrangements with third parties. While the amount we have accrued is our best estimate, these estimates are subject to change and may require routine adjustment as conditions change. If macroeconomic conditions related to the commercial real estate market worsen, we may be required to increase our estimated cost to exit certain facilities.

In our estimated lease payout schedule in the table below (in thousands), future lease payments for facilities are shown at actual contractual amounts and future sublease income is estimated based on third party estimates based on prevailing market rates. On our Consolidated Balance Sheets, liabilities for leases restructured in 2003 are carried at their fair value, which incorporates discounting the payments to their net present value.

| | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 and Thereafter | Total Estimated Net Payments |
|---|---|---|---|---|---|---|---|
| Undiscounted future lease payments and estimated operating costs for restructured facilities | $3,753 | $2,230 | $856 | $856 | $856 | $2,092 | $10,643 |
| Less: contractual future sublease income | (770) | (512) | — | — | — | — | (1,282) |
| Gross estimated future payments | $2,983 | $1,718 | $856 | $856 | $856 | $2,092 | 9,361 |
| Less: Discount factor due to fair value treatment of facilities restructured in 2003 | | | | | | | (1,941) |
| Net future payments on restructured facilities | | | | | | | $ 7,420 |

***Interest Income and Other Income, net***

The largest component of interest and other income is interest earned on cash, cash equivalents and investments, but interest and other income also includes interest expense, gains and losses on sale of fixed assets and foreign exchange transactions. The net of interest and other income increased by $433,000, or 35%, to $1.7 million in 2005 compared to $1.2 million in both 2004 and 2003. This increase in 2005 was due primarily to the effect of rising interest rates on our investments.

### *Provision for Income Taxes*

We recorded provision for income taxes of $255,000, $493,000, and $594,000 million for 2005, 2004 and 2003, respectively. Income tax provisions in all periods presented relate to income taxes currently payable on income generated in non-U.S. tax jurisdictions, state income taxes, and foreign withholding taxes incurred on software license revenue.

Due to the history of losses and uncertainty surrounding the realization of net deferred tax assets, the Company has provided a valuation allowance for the entire amount of its deferred tax assets. The valuation allowance will be reduced at such time as management believes it is more likely than not that the deferred tax assets will be realized. The increase in our valuation allowance was $4.1 million and $2.6 million for the years ended December 31, 2005 and 2004, respectively.

As of December 31, 2005, we had federal and state net operating loss (NOL) carryforwards of approximately $202.7 million and $123.7 million respectively. We also had federal and state tax credit carryforwards of approximately $6.7 million and $5.7 million respectively, at December 31, 2005. The federal net operating loss and tax credit carryforwards will expire beginning in 2014, if not utilized. The state operating losses will expire beginning 2006. The state tax credits carry forward indefinitely. Our ability to utilize the benefits of the NOLs and tax credit carryforwards is dependent on our generation of sufficient taxable income in future years. Utilization of the Company's net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration or elimination of the net operating loss and tax credit carryforwards before utilization.

### *Liquidity and Capital Resources*

| | Year Ended December 31, | | | Percent Change 2005 vs. 2004 | Percent Change 2004 vs. 2003 |
|---|---|---|---|---|---|
| | 2005 | 2004 | 2003 | | |
| | | (In thousands) | | | |
| Cash, cash equivalents and short term investments | $ 61,482 | $ 78,563 | $ 91,536 | (22)% | (14)% |
| Short-term liabilities | 21,996 | 27,222 | 30,058 | (19)% | (9)% |
| Long-term liabilities | 5,290 | 8,082 | 12,111 | (35)% | (33)% |
| Net cash used in operating activities | (16,217) | (13,731) | (26,164) | 18% | (48)% |
| Net cash provided by (used in) investing activities | 10,324 | 35,957 | (7,987) | 71% | 550% |
| Net cash provided by financing activities | 165 | 1,244 | 451 | (87)% | 176% |

Our cash, cash equivalents and short term investments are what remain from the cash generated by our IPO. The current source of our cash flow is primarily cash receipts from customers as we do not have any outstanding debt and our interest expense is insignificant. The downward trend in our revenue over the past three years has affected our cash flows, contributing to a negative cash flow from operations in 2005, 2004, and 2003. Our cash payments to employees and suppliers have exceeded our cash receipts from customers in each of these three years. To compensate for our declining revenue, we restructured in 2003, closing facilities and reducing headcount. In 2005, our combined cash and investment balances declined by an average of $4.3 million per quarter. We need to continue to selectively invest in research and development to produce new products and in sales and marketing to sell those products in order to increase our revenue and improve our cash position. Unless we are able to increase our revenue in the next few years, we may need to further reduce spending or seek additional funds through public or private debt financings.

The decline in our cash and investment balances is summarized in the table below.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Beginning cash and investment balances | $ 78,563 | $ 91,536 | $ 117,863 |
| Cash receipts from customers | 52,033 | 65,512 | 81,338 |
| Miscellaneous cash receipts | 1,198 | 2,939 | 1,795 |
| Investment income | 1,976 | 1,145 | 1,294 |
| Cash payments to vendors and employees | (72,288) | (82,569) | (110,754) |
| Ending cash and investment balances | $ 61,482 | $ 78,563 | $ 91,536 |
| Net decrease in cash and investment balances | $(17,081) | $(12,973) | $ (26,327) |

Net cash used in operating activities increased $2.5 million, or 18%, in 2005 compared to 2004. The following table, with data taken from our consolidated statements of cash flows, summarizes the reasons for the increase:

| | Year Ended December 31, | | Change 2004 to 2005 | Percent Change 2004 to 2005 |
|---|---|---|---|---|
| | 2005 | 2004 | | |
| Operating activities: | | | | |
| Net loss | $(12,116) | $(15,894) | $ 3,778 | (24)% |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | | |
| Loss on disposal of fixed assets | 29 | 31 | (2) | (6)% |
| Note receivable forgiven | — | 186 | (186) | (100)% |
| Depreciation and amortization | 1,051 | 1,954 | (903) | (46)% |
| Stock-based compensation | 126 | 354 | (228) | (64)% |
| Provision for doubtful accounts | 9 | 89 | (80) | (90)% |
| Changes in assets and liabilities: | | | | |
| Accounts receivable | 2,674 | 4,853 | (2,179) | (45)% |
| Other current assets | (301) | 1,688 | (1,989) | (118)% |
| Other assets | 129 | (127) | 256 | (202)% |
| Accounts payable | (726) | (60) | (666) | 1110% |
| Accrued liabilities | (829) | 746 | (1,575) | (211)% |
| Accrued restructuring and other charges | (6,003) | (5,388) | (615) | 11% |
| Deferred revenue | (840) | (2,782) | 1,942 | (70)% |
| Other long-term liabilities | 580 | 619 | (39) | (6)% |
| Net cash used in operating activities | $(16,217) | $(13,731) | $(2,486) | 18% |

Our loss decreased $3.8 million from 2004 to 2005. This decrease was primarily due to lower cost of goods sold and lower operating expense offset by lower revenue. Our depreciation expense declined $903,000, or 46%, from 2004 to 2005 due to certain fixed assets being disposed in 2004 and assets becoming fully depreciated in 2005 and not replaced. Cash generated from the reduction of accounts receivable declined $2.2 million, or 47%, from 2004 to 2005. This decline in cash generated from the reduction of accounts receivable reflects our overall declining revenue. Other current assets increased $301,000 in 2005 as compared to a decrease of $1.7 million in 2004. The decrease in 2004 was primarily due to certain assets being disposed. Accounts payable and accrued liabilities declined $1.6 million in 2005 as compared to an increase of $686,000 in 2004. The decrease was primarily due to lower overall spending and headcount. Deferred revenue declined $840,000 in 2005 as compared to a decline of $2.8 million in 2004. This decrease in deferred revenue reflects our overall declining revenue trend.

Cash, cash equivalents and short term investments decreased 22% from $78.6 million at December 31, 2004 to $61.5 million at December 31, 2005. The main reason for the decline in our cash and investment balances between 2004 and 2005 was that our total cash payments to vendors and employees were greater than our total cash receipts from customers. Cash payments of $6.4 million made in 2005 for leases restructured in previous years are not included as an expense in our 2005 net income as they have already been expensed and accrued in previous years.

Net cash used in operating activities decreased $12.4 million, or 48%, in 2004 compared to 2003. The primary reason for this decline was the decrease in our net loss from $30.9 million in 2003 to $15.9 million in 2004. Cash, cash equivalents and short term investments decreased 14% from $91.5 million at December 31, 2003 to $78.6 million at December 31, 2004. The main reason for the decline in our cash and investment balances between 2003 and 2004 was that our total cash payments to vendors and employees were greater than our total cash receipts from customers. Cash payments of $5.3 million made in 2004 for leases restructured in previous years is not included as an expense in our 2004 net income as it has already been expensed and accrued in previous years.

Net cash provided by investing activities decreased $25.6 million, or 71%, in 2005 compared to 2004. This decrease in the current year was mainly due to the fact that we sold at maturity $11.5 million more in short term investments than we purchased in 2005 compared to $36.2 million more in short term investments sold than purchased in 2004. We sold at maturity more short-term investments than we purchased partially to fund operating losses of $12.1 million and cash payments for restructured leases of approximately $6.4 million.

Net cash provided by (used in) investing activities increased $43.9 million, or 550%, in 2004 compared to 2003. This increase was mainly due to the fact that we sold at maturity $36.2 million more in short term investments than we purchased in 2004. We sold at maturity more short-term investments than we purchased partially to fund operating losses of $15.9 million and cash payments for restructured leases of approximately $6.3 million. The remaining $14.0 million from investments we sold at maturity is due to timing differences in buying and selling investments in order to take advantage of the effect of interest rate changes in the marketplace.

Net cash provided by financing activities decreased $1.1 million, or 87%, in 2005 compared to 2004. This decrease was due to a decrease in stock option exercises over the prior year. Net cash provided by financing activities increased $793,000, or 176%, in 2004 compared to 2003. This increase was due to an increase in stock option exercises over the prior year.

Our net accounts receivable balance decreased $2.7 million from $10.5 million at December 31, 2004 to $7.8 million at December 31, 2005. The decrease in our accounts receivable balance was due a decline in revenue in the fourth quarter of 2005 of $6.3 million as compared to the fourth quarter revenue in 2004, from $17.6 million to $11.3 million.

Our deferred revenue balance decreased $840,000 from $11.1 million at December 31, 2004 to $10.2 million at December 31, 2005. This decrease in our deferred revenue balance is due to a decrease in support renewals and new support orders due to fewer license orders and reflects our overall trend of declining revenue.

### *Contractual Obligations and Commitments*

At December 31, 2005, we had contractual obligations and commercial commitments of approximately $12.2 million as shown in the table below. The table below excludes obligations related to accounts payable and accrued liabilities incurred in the ordinary course of business.

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | **Total** | **Less Than 1 Year** | **1-3 Years** | **3-5 Years** | **More Than 5 Years** |
| | | | (In thousands) | | |
| Capital Lease Obligations | $ 149 | $ 141 | $ 8 | $ — | $ — |
| Operating Lease Obligations | 11,794 | 3,686 | 3,860 | 2,155 | 2,093 |
| Employment Contract Obligations | 173 | 173 | — | — | — |
| Sublease Deposits | 91 | 35 | 56 | — | — |
| Total | $12,207 | $4,035 | $3,924 | $2,155 | $2,093 |

Operating lease commitments shown above include all of our facility leases, both for buildings that we have restructured and buildings not restructured, and are net of all contractual sub-lease agreements. Of the above $11.8 million in operating lease obligations, $9.3 million is related to total operating lease obligations for restructured buildings. This $9.3 million is the net of $10.6 million in gross lease payments, less $1.3 million in contractual future sublease income. Our Employment contract obligations relate to severance accruals with respect to our reduction of workforce.

### *Off-Balance Sheet Arrangements*

At December 31, 2005 and December 31, 2004, we did not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purposes entities, which are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

### *Credit Facilities with Silicon Valley Bank*

We entered into a Loan and Security Agreement with Silicon Valley Bank, dated June 28, 2002, for the purpose of establishing a revolving line of credit. We modified this agreement on June 24, 2005 and reduced the line of credit from $12.0 million to $6.5 million. The modification requires us to maintain minimum cash, cash equivalents, and short-term investments balance of $12.0 million. The agreement also requires us to maintain our primary depository and operating accounts with Silicon Valley Bank and invest all of our investments through Silicon Valley Bank. The line of credit serves as collateral for letters of credit and other commitments, even though these items do not constitute draws on the line of credit. Available advances under the line of credit are reduced by the amount of outstanding letters of credit and other commitments. Interest on outstanding borrowings on the line of credit accrues at the bank's prime rate of interest. The agreement is secured by all of our assets.

As of December 31, 2005, we had not borrowed against this line of credit. In connection with the line of credit agreement, we have outstanding letters of credit of approximately $3.0 million related to certain office leases at December 31, 2005. Fees related to our outstanding letters of credit totaled $37,000 in 2005.

## Operating Capital and Capital Expenditure Requirements

Estimated future uses of cash over the next twelve months are primarily to fund operations and to a lesser extent to fund capital expenditures. For the next twelve months, we expect to fund these uses from cash generated from operations, interest generated from cash and investment balances and cash and investment balances. Our ability to generate cash from operations is dependent upon our ability to sell our products and services and generate revenue, as well as our ability to manage our operating costs. In turn, our ability to sell our products is dependent upon both the economic climate and the competitive factors in the marketplace in which we operate.

In the past, we have invested significantly in our operations. We plan to selectively invest in research and development and sales and marketing in 2006 to strengthen our future growth and at the same time, contain overall costs in order to reduce our net cash outflow. For the next year, we anticipate that operating expenses and planned capital expenditures will continue to constitute a material use of our cash resources. We expect our capital expenditures in the next year to be approximately $600,000 to $700,000. We believe that our available cash, cash equivalents and short-term investments will be sufficient to meet our working capital and operating expense requirements for at least the next twelve months. At some point in the future we may require additional funds to support our working capital and operating expense requirements or for other purposes such as funding acquisitions or investments in other businesses. We may also explore strategic alternatives, such as alliances, partnerships and collaborations. If such funds are needed, we may seek to raise these additional funds through public or private debt or equity financings. If we need to seek additional financing, there is no assurance that this additional financing will be available, or if available, will be on reasonable terms and not dilutive to our stockholders.

We believe our success requires expanding our customer base and continuing to enhance our *BusinessWare* products. Our revenue, operating results and cash flows depend upon the volume and timing of customer orders and payments and the date of product delivery. Historically, a substantial portion of revenue in a given quarter has been recorded in the third month of that quarter, with a concentration of this revenue in the last two weeks of the third month. We expect this trend to continue and, therefore, any failure or delay in the closing of orders would have a material adverse effect on our quarterly operating results and cash flows. Since our operating expenses are based on anticipated revenue and because a high percentage of these expenses are relatively fixed, a delay in the recognition of revenue from one or more license transactions could cause significant variations in operating results from quarter to quarter and cause unexpected results. Revenue from contracts that do not meet our revenue recognition policy requirements for which we have been paid or have a valid receivable are recorded as deferred revenue. While a portion of our revenue in each quarter is recognized from deferred revenue, our quarterly performance will depend primarily upon entering into new contracts to generate revenue for that quarter. New contracts may not result in revenue during the quarter in which the contract was signed, and we may not be able to predict accurately when revenue from these contracts will be recognized. Our future operating results and cash flows will depend on many factors, including the following:

- size and timing of customer orders and product and service delivery;
- level of demand for our professional services;
- changes in the mix of our products and services;
- ability to protect our intellectual property;
- actions taken by our competitors, including new product introductions and pricing changes;
- costs of maintaining and expanding our operations;
- timing of the development and release of new products or enhanced products;
- costs and timing of hiring qualified personnel;
- success in maintaining and enhancing existing relationships and developing new relationships with system integrators;
- technological changes in our markets, including changes in standards for computer and networking software and hardware;
- deferrals of customer orders in anticipation of product enhancements or new products;
- delays in our ability to recognize revenue as a result of the decision by our customers to postpone software delivery, or because of changes in the timing of when delivery of products or services is completed;
- customer budget cycles and changes in these budget cycles;
- external economic conditions;
- availability of customer funds for software purchases given external economic factors;
- costs related to acquisition of technologies or businesses;
- ability to successfully integrate acquisitions;
- changes in strategy and capability of our competitors; and
- liquidity and timeliness of payments from international customers.

As a result of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. It is likely that in some future quarter our operating results may be below the expectations of public market analysts and investors. In this event, the price of our common stock would likely decline.

**Related Party Transactions**

In December 2003, we sold our interest in our China operations to QilinSoft LLC (formerly referred to as ChiLin LLC). QilinSoft is owned and controlled by Dr. JoMei Chang, a director and a significant stockholder, and

Dr. Dale Skeen, a director and our Chief Executive Officer and Chief Technology Officer, the spouse of Dr. Chang and a significant stockholder.

At the time of the sale, Vitria and QilinSoft entered into a license agreement whereby QilinSoft received a royalty-bearing license to distribute our products in China. In addition, Vitria and QilinSoft executed a development agreement in December 2003 pursuant to which QilinSoft performs development work and other fee-bearing services for us. In April 2004, Dr. Chang and Dr. Skeen entered into a confirmation agreement with us confirming the nature of their involvement and/or investment in QilinSoft including obligations with respect to non-solicitation and hiring of our employees and non-competition with Vitria. In July 2004, we entered into a professional services agreement with QilinSoft pursuant to which QilinSoft may order professional services from us. In November 2004, we entered into a two year marketing agreement with QilinSoft governing the marketing and sales relationship between the parties.

The following table is a summary of our related party revenue and service fees for the periods ending December 31, 2005, 2004 and 2003. (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Revenue from QilinSoft LLC | $ 200 | $100 | $— |
| R&D and Consulting expense incurred with QilinSoft LLC | $2,898 | $596 | $— |
| Trade A/R with QilinSoft LLC | $ 300 | $ — | $— |
| Trade A/P and Accruals with QilinSoft LLC | $ 441 | $102 | $— |

We experienced a significant increase in outsourced research and development costs incurred with QilinSoft LLC, during 2005, and we expect another substantial increase in 2006 over 2005 levels. This is because we are continuing to do more of our engineering for professional services work offshore and QilinSoft is an important provider of offshore engineering talent.

**Recently Issued Accounting Pronouncements**

In May 2005, the Financial Accounting Standard Board, (FASB) issued Statement of Accounting Standard 154, *Accounting Changes and Error Corrections*, or SFAS 154, which replaces Accounting Principles Board Opinions, (APB) 20, *Accounting Changes* and SFAS 3, *Reporting Accounting Changes in Interim Financial Statements.* SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and are required to be adopted in the first fiscal quarter of 2006. We do not expect that adoption of this statement will have a material impact on our results of operations or financial conditions.

In December 2004, the FASB issued Statement of Financial Accounting Standards 123 — revised 2004 or SFAS 123R, *Share-Based Payment,* which replaces Statement of Financial Accounting Standards No. 123 or SFAS 123, Accounting for *Stock-Based Compensation*" and supersedes APB Opinion No. 25, (APB 25), *Accounting for Stock Issued to Employees.* SFAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of income. In April 2005, the SEC announced that the accounting provisions of SFAS 123R are to be applied in the first quarter of the fiscal year beginning after June 15, 2005. As a result, we are now required to adopt SFAS 123R in the first quarter of fiscal 2006 and will recognize stock-based compensation expense using the modified prospective method. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See Note 1 in our Notes to Consolidated Financial Statements for the pro forma net income and net income per share amounts as if we had used a fair-value-based method similar to the methods required under SFAS 123R to measure compensation expense for employee stock incentive awards. We are evaluating the requirements under SFAS 123R and expect the adoption of this statement to have a significant adverse impact on our consolidated statements of income and net income per share.

## ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The following discussion about our risk management activities includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements for the reasons described in Part I, Item 1A. "Risk Factors".

### Interest Rate Risk

Our exposure to market risk for changes in interest rates relates to our investment portfolio, which consists of short-term money market instruments and debt securities with maturities between 90 days and one year. We do not use derivative financial instruments in our investment portfolio. We place our investments with high credit quality issuers and, by policy; we limit the amount of credit exposure to any one issuer.

We mitigate default risk by investing in high credit quality securities and by monitoring the credit rating of investment issuers. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. These securities are generally classified as available for sale, and consequently, are recorded on the balance sheet at fair value with unrealized gains or losses reported, as a separate component of stockholders' equity, net of tax. Unrealized losses at December 31, 2005 were $46,000.

We have no cash flow exposure due to rate changes for cash equivalents and short-term investments as all of these investments are at fixed interest rates.

There has been no material change in our interest rate exposure since December 31, 2005.

The table below presents the principal amount of related weighted average interest rates for our investment portfolio. Short-term investments are all in fixed rate instruments and have maturities of one year or less. Cash equivalent consist of money market funds and short-term investments which have an original maturity date of 90 days or less from the time of purchase.

Table of investment securities (in thousands) as of December 31:

| | 2005 Fair Value | 2005 Weighted Average Interest Rate | 2004 Fair Value | 2004 Weighted Average Interest Rate |
|---|---|---|---|---|
| Cash | $ 7,679 | 0.52% | $ 8,080 | 0.43% |
| Short-term investments and cash equivalents | 53,803 | 4.28% | 70,483 | 2.10% |
| Total cash and investment securities | $61,482 | | $78,563 | |

### Foreign Exchange Risk

As a global concern, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial position and results of operations. Historically, our primary exposures have related to non-U.S. dollar-denominated currencies, receivables, and inter-company receivables or payables with our foreign subsidiaries. Additionally, we provide funding to our foreign subsidiaries in Europe, Asia Pacific and Latin America. Currently, short-term intercompany balances with our foreign subsidiaries are in a net liability position with the U.S. corporate headquarters. The net liability position primarily comes from our subsidiary in Japan, and the remaining foreign subsidiaries are in a net intercompany receivable position with the U.S. corporate headquarters. A 10% strengthening of foreign exchange rates against the U.S. dollar with all other variables held constant would result in an increase in the net intercompany payable, which is denominated in foreign currencies and due to corporate headquarters, of approximately $200,000. A 10% weakening of foreign exchange rates against the U.S. dollar with all other variables held constant would result in a decrease in the net intercompany payable due to corporate headquarters, which is denominated in foreign currencies and due to corporate headquarters, of approximately $200,000. At December 31, 2005, our foreign subsidiaries had a net asset position of close to zero and thus a 10% change in foreign exchange rates would not have materially affected our financial position.

In order to reduce the effect of foreign currency fluctuations, from time to time we utilize foreign currency forward exchange contracts (forward contracts) to hedge certain foreign currency transaction exposures outstanding during the period. The gains and losses on the forward contracts help to mitigate the gains and losses on our outstanding foreign currency transactions. We do not enter into forward contracts for trading purposes. All foreign currency transactions and all outstanding forward contracts are marked-to-market at the end of the period with unrealized gains and losses included in other income, net.

We had no outstanding forward contacts as of December 31, 2005 and did not enter into any forward contracts during 2005.

## ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The financial statements required by this item are submitted as a separate section of this Annual Report on Form 10-K. See Item 15 of Part IV. The chart entitled "Financial Information by Quarter (Unaudited)" contained in Item 7 of Part II hereof is hereby incorporated by reference into this Item 8 of Part II of this Annual Report on Form 10-K.

## ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

On September 22, 2004, Vitria Technology, Inc., (Vitria), engaged BDO Seidman, LLP, (BDO), as Vitria's new independent registered public accounting firm. The engagement of BDO was approved by the Audit Committee of the Board of Directors.

## ITEM 9A. *CONTROLS AND PROCEDURES*

### Disclosure controls and procedures

We maintain "disclosure controls and procedures" as this term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, or the Exchange Act. Our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our control system are met to ensure that information required to be disclosed by us in reports that we file under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer, (CEO) and Chief Financial Officer, (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing disclosure controls and procedures, our management has necessarily applied its judgment in evaluating the costs versus the benefits of the possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, but there can be no assurance that any design will succeed in achieving its stated goal under all potential future conditions.

Under supervision of Vitria management, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. In performing this evaluation, Vitria management has determined that the material weaknesses further described in our "Report of Management on Internal Control over Financial Reporting" existed at of December 31, 2005. As a result, our CEO and CFO have concluded that our disclosure controls and procedures were not effective in providing reasonable assurance that the objectives of our control system were met as of December 31, 2005.

Our "Report of Management on Internal Control over Financial Reporting" and the related report of our independent registered public accounting firm are included in this Form 10-K on pages 39 and 40, respectively.

### Changes in Internal Control over Financial Reporting

Except as disclosed above, there was no change in our internal control over financial reporting that occurred during the fourth quarter of 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

## ITEM 9B. *OTHER INFORMATION*

None.

## PART III

### ITEM 10. *DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT*

Information concerning our directors will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Stockholders, to be held on June 16, 2006, in the section entitled "Proposal 1-Election of Directors" and is incorporated by reference into this report. Information concerning our Audit Committee and Financial Expert is incorporated by reference to the section entitled "Audit Committee" contained in our definitive Proxy Statement. Information concerning procedures for recommending directors in incorporated by referenced to the section entitled "Nominating and Corporate Governance Committee" contained in our definitive Proxy Statement. Information concerning our Executive Officers is set forth under "Executive Officers" in Part I of this Annual Report on Form 10-K and is incorporated herein by reference. Information concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated by reference to the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" contained in our definitive Proxy Statement. Information concerning our code of conduct is incorporated by reference to the section entitled "Code of Conduct" to be contained in our definitive Proxy Statement.

### ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this item will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Stockholders, to be held on June 16, 2006, under the caption "Executive Compensation," and is incorporated by reference into this report.

### ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this item will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Stockholders, to be held on June 16, 2006, under the caption "Security Ownership of Certain Beneficial Owners and Management," and "Securities Authorized for Issuance Under Equity Compensation Plans" and is incorporated by reference into this report.

### ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*

The information required by this item will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Stockholders, to be held on June 16, 2006, under the caption "Certain Relationships and Related Transactions", and is incorporated by reference into this report.

### ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this Item will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Stockholders to be held on June 16, 2006 under the section entitled "Proposal 2 — Ratification of Selection of Independent Registered Public Accounting Firm."

## PART IV

### ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K*

## VITRIA TECHNOLOGY, INC.

## INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

## REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our internal control system has been designed to provide reasonable, not absolute, assurance to our management and Board of Directors that the objectives of our control system with respect to the integrity, reliability and fair presentation of published financial statements are met. Even an effective internal control system, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of controls. Therefore, even those internal control systems determined to be effective can provide only reasonable assurance that financial statements are free of material errors.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2005. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework.* Based on our assessment, which was conducted according to the COSO criteria, we have concluded that our internal control over our financial reporting was not effective in achieving its objectives as of December 31, 2005 due to the material weaknesses described below.

A material weakness is defined as a control deficiency, or combination of control deficiencies that could result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be detected or prevented. Using this definition, management found that the following material weaknesses existed as of December 31, 2005:

*The Company didn't have adequate staffing to perform needed reviews.* Deficiencies were noted in the review of documentation, reconciliations, and assumptions used to prepare the financial statements, review of equity-based compensation disclosures, and the review of journal entries. Although these deficiencies were not considered to be material weaknesses when considered individually, taken together they were deemed to be a material weakness. This combination of deficiencies required the Company to record several year-end adjusting journal entries prior to finalizing the 2005 consolidated financial statements.

*Documentation supporting the Company's control assessment was not adequate.* The Company's documentation did not include enough evidence of compensating controls, of the extent, timing, and results of test work, of the impact on related account balances or geographic locations, or of the testing of certain spreadsheet-based calculations. In addition, management's deficiency analyses did not sufficiently identify control gaps, pervasive deficiencies, or minor documentation deficiencies. Although these deficiencies were not considered to be material weaknesses when considered individually, taken together they were deemed to be a material weakness. This combination of deficiencies did not result in errors in the Company's financial statements.

*Internal controls over the Company's subsidiary in Japan were not proven to be effective as of December 31, 2005.* The Company's review and supervision procedures over the recording of activity at its Japanese subsidiary were judged to be deficient because certain sales-related agreements were not translated from Japanese into English so that the company's English-speaking revenue recognition personnel could adequately review them. Also, there was not enough testing to show that certain payroll and accounts payable processes were adequately controlled, and finally, certain controls were put into place too late during 2005 to be tested and judged effective as of December 31, 2005. Although these deficiencies were not considered to be material weaknesses when considered individually, taken together they were deemed to be a material weakness. This combination of deficiencies did not result in errors in the Company's financial statements.

Our independent registered public accounting firm's attestation report on management's assessment of our internal control over financial reporting is included on page 40 of this Form 10-K.

/s/ M. Dale Skeen, Ph.D.

M. Dale Skeen, Ph.D.
Chief Executive Officer and Chief Technical Officer

/s/ Michael D. Perry

Michael D. Perry
Senior Vice President and Chief Financial Officer

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
Vitria Technology, Inc. and subsidiaries
Sunnyvale, California

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Vitria Technology, Inc. (the "Company") did not maintain effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment:

1. *Lack of sufficient personnel to perform needed reviews and supervision.* Specifically, deficiencies were noted in the following areas: (a) management review of supporting documentation, reconciliations, calculations and assumptions used to prepare the financial statements; (b) management review of equity-based compensation and related disclosure; and (c) management review of journal entries recorded during the financial statement preparation process. Taken together, these deficiencies constitute a material weakness in the Company's system of internal controls over financial reporting. These deficiencies resulted in errors in the financial statements, which were identified and corrected before finalizing the 2005 consolidated financial statements, and result in more than a remote likelihood that a material misstatement of the Company's annual or interim financial statements would not be prevented or detected.

2. *Documentation supporting the Company's final scoping and controls assessment was not adequate.* Specifically, the Company's documentation did not include sufficient evidence and analyses of: (a) complementary and/or redundant compensating controls; (b) the adequacy of the extent, timing, and results of test work, including the related impact on account balances and locations that were not included in management's scope; and (c) consideration and testing of certain complex spreadsheets. In addition, management's deficiency analyses did not include sufficient consideration of any identified control gaps, pervasive deficiencies, or minor documentation deficiencies. Taken together, these deficiencies constitute a material weakness in the Company's system of internal controls over financial reporting. Although these deficiencies did not result in errors in the financial statements, taken together, these deficiencies resulted in more than a remote likelihood that a material misstatement of the Company's annual or interim financial statements would not be prevented or detected.

3. *Internal controls over the Company's Japanese subsidiary were not proven to be effective as of December 31, 2005.* The Company's review and supervision procedures over the recording of activity at its Japanese subsidiary were assessed to be deficient in that: (a) several sales-related agreements were not translated from Japanese to English, which prevented U.S. personnel from performing an adequate review of the contract terms to sufficiently analyze revenue recognition; (b) there was not adequate testing to prove that the controls over the payroll and accounts payable cycles were effective; and (c) certain of these controls were implemented during late 2005 and had not been in place long enough for the Company to consider them effective. Taken together, these deficiencies constitute a material weakness in the Company's system of internal controls over financial reporting. Although these deficiencies did not result in errors in the financial statements, these control deficiencies result in more than a remote likelihood that a material misstatement to the Company's annual or interim financial statements will not be prevented or detected.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the Company's consolidated financial statements as of and for the year ended December 31, 2005, and this report does not affect our report dated March 31, 2006 on those consolidated financial statements.

In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by COSO. Also in our opinion, because of the effects of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control — Integrated Framework* issued by COSO. We do not express an opinion or any other form of assurance on management's statements regarding corrective actions taken by the Company after December 31, 2005.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Vitria Technology, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2005, and the financial statement schedule listed in the accompanying index, and our report dated March 31, 2006 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP

San Francisco, California
March 31, 2006

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Vitria Technology, Inc.
*Sunnyvale, California*

We have audited the accompanying consolidated balance sheets of Vitria Technology, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2005. We have also audited the consolidated financial statement schedule listed in the accompanying index. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of financial statements and the financial statement schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vitria Technology, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the consolidated financial statement schedule presents fairly, in all material respects, the information sets forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Vitria Technology, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 31, 2006 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP

San Francisco, California
March 31, 2006

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Vitria Technology, Inc.:

We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of Vitria Technology, Inc. for the year ended December 31, 2003. Our audit also included the financial statement schedule listed in the Index at Item 15 of this Annual Report on Form 10-K, with respect to the year ended December 31, 2003. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Vitria Technology, Inc. for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule with respect to the year ended December 31, 2003, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ ERNST & YOUNG LLP

Palo Alto, California
January 22, 2004

## VITRIA TECHNOLOGY, INC.

## CONSOLIDATED BALANCE SHEETS

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| | (In thousands, except per share amounts) | |
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 26,503 | $ 32,106 |
| Short-term investments | 34,979 | 46,457 |
| Accounts receivable, net | 7,846 | 10,529 |
| Other current assets | 2,181 | 1,880 |
| Total current assets | 71,509 | 90,972 |
| Property and equipment, net | 1,136 | 1,053 |
| Other assets | 743 | 872 |
| Total assets | $ 73,388 | $ 92,897 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts payable | $ 1,051 | $ 1,777 |
| Accrued compensation | 3,059 | 4,186 |
| Accrued liabilities | 4,184 | 4,086 |
| Accrued restructuring expenses | 3,460 | 6,091 |
| Deferred revenue, short-term | 10,242 | 11,082 |
| Total current liabilities | 21,996 | 27,222 |
| Long-Term Liabilities: | | |
| Accrued restructuring expenses | 3,960 | 7,332 |
| Other long-term liabilities | 1,330 | 750 |
| Total long-term liabilities | 5,290 | 8,082 |
| Commitments and contingencies (Note 7) | | |
| Stockholders' Equity: | | |
| Preferred stock: issuable in series $0.001 par value; 5,000 shares authorized; no shares issued or outstanding | — | — |
| Common stock: $0.001 par value; 150,000 shares authorized; 33,709 and 33,447 shares issued; 33,585 and 33,323 shares outstanding at December 31, 2005 and 2004, respectively | 34 | 33 |
| Additional paid-in capital | 276,128 | 275,366 |
| Unearned stock-based compensation | (271) | — |
| Accumulated other comprehensive income | 515 | 382 |
| Accumulated deficit | (229,808) | (217,692) |
| Treasury stock, at cost, 124 shares | (496) | (496) |
| Total stockholders' equity | 46,102 | 57,593 |
| Total liabilities and stockholders' equity | $ 73,388 | $ 92,897 |

The accompanying notes are an integral part of these consolidated financial statements.

## VITRIA TECHNOLOGY, INC.

## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | (In thousands, except per share amounts) | | |
| Revenue: | | | |
| License | $ 13,261 | $ 14,947 | $ 30,089 |
| Service and other | 40,423 | 46,938 | 50,630 |
| Total revenue | 53,684 | 61,885 | 80,719 |
| Cost of revenue: | | | |
| License | 1,388 | 667 | 614 |
| Service and other | 20,071 | 23,635 | 23,857 |
| Total cost of revenue | 21,459 | 24,302 | 24,471 |
| Gross profit | 32,225 | 37,583 | 56,248 |
| Operating expenses: | | | |
| Sales and marketing | 18,222 | 21,990 | 39,773 |
| Research and development | 16,609 | 17,507 | 18,249 |
| General and administrative | 10,051 | 13,316 | 13,176 |
| Stock-based compensation | 126 | 354 | 423 |
| Restructuring and other charges | 746 | 1,052 | 16,117 |
| Total operating expenses | 45,754 | 54,219 | 87,738 |
| Loss from operations | (13,529) | (16,636) | (31,490) |
| Interest income | 1,976 | 1,145 | 1,294 |
| Other income (expenses), net | (308) | 90 | (91) |
| Net loss before income taxes | (11,861) | (15,401) | (30,287) |
| Provision for income taxes | 255 | 493 | 594 |
| Net loss | $(12,116) | $(15,894) | $(30,881) |
| Basic and diluted net loss per share | $ (0.36) | $ (0.48) | $ (0.95) |
| Weighted average shares used in calculating basic and diluted net loss per share | 33,487 | 33,069 | 32,626 |

The accompanying notes are an integral part of these consolidated financial statements.

## VITRIA TECHNOLOGY, INC.

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

| | Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Unearned Stock-Based Compensation | Notes Receivable from Shareholders | Accumulated Other Comprehensive Income (loss) | Accumulated Deficit | Treasury Stock | Total Stockholders Equity |
|---|---|---|---|---|---|---|---|---|---|
| | (In thousands) | | | | | | | | |
| Balance at December 31, 2002 | 32,602 | $33 | $273,418 | $(517) | $(193) | $ 620 | $(170,917) | $(496) | 101,948 |
| Comprehensive loss: | | | | | | | | | |
| Net loss | — | — | — | — | — | — | (30,881) | — | (30,881) |
| Other comprehensive income (loss) Foreign currency translation | — | — | — | — | — | 55 | — | — | 55 |
| Unrealized loss on short-term investments | — | — | — | — | — | (40) | — | — | (40) |
| Total comprehensive loss | — | — | — | — | — | — | — | — | (30,866) |
| Issuance of common stock, net | 192 | — | 451 | — | — | — | — | — | 451 |
| Amortization of deferred stock compensation | — | — | — | 438 | — | — | — | — | 438 |
| Reversal of deferred stock compensation due to employees termination | — | — | (15) | — | — | — | — | — | (15) |
| Balance at December 31, 2003 | 32,794 | $33 | $273,854 | $ (79) | $(193) | $ 635 | $(201,798) | $(496) | $ 71,956 |
| Comprehensive loss: | | | | | | | | | |
| Net loss | — | — | — | — | — | — | (15,894) | — | (15,894) |
| Other comprehensive income (loss) Foreign currency translation | — | — | — | — | — | (146) | — | — | (146) |
| Unrealized loss on short-term investments | — | — | — | — | — | (107) | — | — | (107) |
| Total comprehensive loss | — | — | — | — | — | — | — | — | (16,147) |
| Issuance of common stock, net | 529 | — | 1,445 | — | — | — | — | — | 1,445 |
| Amortization of deferred stock compensation | — | — | — | 79 | — | — | — | — | 79 |
| Stock option modifications | — | — | 67 | — | — | — | — | — | 67 |
| Loan forgiveness | — | — | — | — | 193 | — | — | — | 193 |
| Balance at December 31, 2004 | 33,323 | $33 | $275,366 | $ — | $ — | $ 382 | $(217,692) | $(496) | $ 57,593 |
| Comprehensive loss: | | | | | | | | | |
| Net loss | — | — | — | — | — | — | (12,116) | — | (12,116) |
| Other comprehensive income (loss) | | | | | | | | | — |
| Foreign currency translation | — | — | — | — | — | 74 | — | — | 74 |
| Unrealized loss on short-term investments | — | — | — | — | — | 59 | — | — | 59 |
| Total comprehensive loss | — | — | — | — | — | — | — | — | (11,983) |
| Issuance of common stock | 162 | 1 | 420 | — | — | — | — | — | 421 |
| Issuance of restricted stock to employee | 100 | — | 342 | (342) | — | — | — | — | — |
| Amortization of deferred stock compensation | — | — | — | 71 | — | — | — | — | 71 |
| Balance at December 31, 2005 | 33,585 | $34 | $276,128 | $(271) | $ — | $ 515 | $(229,808) | $(496) | $ 46,102 |

The accompanying notes are an integral part of these consolidated financial statements.

## VITRIA TECHNOLOGY, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| | | (In thousands) | |
| Operating activities: | | | |
| Net loss | $(12,116) | $(15,894) | $ (30,881) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | |
| Loss on write-down of equity investments | — | — | 300 |
| Loss on disposal of subsidiary | — | — | 339 |
| Loss on disposal of fixed assets | 29 | 31 | 2,202 |
| Note receivable forgiven | — | 186 | — |
| Depreciation and amortization | 1,051 | 1,954 | 4,615 |
| Stock-based compensation | 126 | 354 | 423 |
| Provision for doubtful accounts | 9 | 89 | — |
| Changes in assets and liabilities: | | | |
| Accounts receivable | 2,674 | 4,853 | (363) |
| Other current assets | (301) | 1,688 | (568) |
| Other assets | 129 | (127) | 318 |
| Accounts payable | (726) | (60) | (427) |
| Accrued liabilities | (829) | 746 | (7,435) |
| Accrued restructuring and other charges | (6,003) | (5,388) | 5,617 |
| Deferred revenue | (840) | (2,782) | 481 |
| Other long-term liabilities | 580 | 619 | (785) |
| Net cash used in operating activities | (16,217) | (13,731) | (26,164) |
| Investing activities: | | | |
| Purchases of property and equipment | (1,214) | (233) | (737) |
| Purchases of investments | (58,728) | (67,699) | (116,577) |
| Proceeds from maturities of investments | 70,266 | 103,889 | 109,219 |
| Net proceeds from sale of China subsidiary | — | — | 108 |
| Net cash provided by (used in) investing activities | 10,324 | 35,957 | (7,987) |
| Financing activities: | | | |
| Proceeds from exercises of stock option and ESPP purchases | 366 | 1,244 | 451 |
| Repayment of note payable | (201) | — | — |
| Net cash provided by financing activities | 165 | 1,244 | 451 |
| Effect of exchange rate changes on cash and cash equivalents | 125 | (146) | 55 |
| Net increase (decrease) in cash and cash equivalents | (5,603) | 23,324 | (33,645) |
| Cash and cash equivalents at beginning of year | 32,106 | 8,782 | 42,427 |
| Cash and cash equivalents at end of year | $ 26,503 | $ 32,106 | $ 8,782 |
| Supplemental non-cash information: | | | |
| Income taxes paid | $ 389 | $ 631 | $ 1,032 |
| Interest paid | $ 16 | $ 13 | $ 22 |
| Total Non-Cash Disclosures: | | | |
| Purchases of equipment financed by capital leases | $ 286 | $ — | $ — |

The accompanying notes are an integral part of these consolidated financial statements.

## VITRIA TECHNOLOGY, INC.

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

### Note 1 — Summary of Significant Accounting Policies:

*The Company*

Vitria develops, markets and supports a family of software products, *BusinessWare*, and related applications, which enable customers to gain greater real-time operational visibility and control of strategic business processes. Vitria was incorporated in California in October 1994. We reincorporated in Delaware in July 1999.

*Principles of consolidation*

The accompanying consolidated financial statements include the accounts of Vitria and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

*Use of estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates we make include collectibility estimates allowance for doubtful accounts, estimates of future sublease income for restructuring activities and percentage of completion estimates for fixed fee consulting engagements, for which revenue is recognized using the percentage of completion method.

*Foreign currency*

The functional currencies of our subsidiaries are the local currencies. Balance sheet accounts are translated into United States dollars at exchange rates prevailing at the balance sheet dates. Revenue, costs and expenses are translated into United States dollars at average rates for the period. Gains and losses resulting from translation are included as a component of accumulated other comprehensive income (loss). Net gains and losses resulting from foreign exchange transactions are included in the consolidated statement of operations and were not significant during any of the periods presented.

*Cash, cash equivalents and short-term investments*

All of our investments have a contractual maturity of one year or less. We consider all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents and investments with original maturities greater than three months from the date of purchase to be short-term investments. All of our short-term investments are comprised of marketable debt securities, which are classified as available-for-sale and are reported at fair value with unrealized gains and losses included in other comprehensive income (loss). Fair values are based upon quoted prices in an active market, or if that information is not available, on quoted market prices of instruments of similar characteristics. Realized gains and losses and declines in value judged to be other than temporary are included in other income or expense. Such amounts have not been material during any of the periods presented.

*Property and equipment*

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Useful lives of three years are used for computer equipment, software licenses and furniture and fixtures. Amortization of capitalized leased assets is computed on the straight-line method over the term of the lease, or estimated life if shorter. Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful lives, whichever is shorter.

*Long-lived assets*

We periodically review our long-lived assets for impairment. Such assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, such as a significant industry or economic downturn, or significant changes in the manner of use of the assets or in our business strategy. If indicators of impairment exist, recoverability is assessed by comparing the estimated undiscounted cash flows resulting from the use of the asset and their eventual disposition against their carrying amounts. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with fair value generally determined based on an estimate of discounted future cash flows.

*Accounts receivable*

Accounts receivable consist of trade receivables from customers for purchases of our software or services and do not bear interest. We do not usually require collateral or other security to support credit sales. However, we do require the customer provide a letter of credit or payment in advance if we determine that there is a potential collectibility issue based on the customer's credit history or geographic location. Our normal payment terms currently range from "net 30 days" to "net 90 days" for domestic and international customers, respectively. For customers who have licensed software from us in the past, credit is extended based upon periodically updated evaluations of each customer's payment history with us and ongoing credit evaluations of the customer's current financial condition.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to deliver required payments to us. When we believe a collectibility issue exists with respect to a specific receivable, we record an allowance to reduce that receivable to the amount that we believe is collectible. Accounts 180 days past due are typically fully reserved. In addition, we record an allowance on the remainder of our receivables that are still in good standing. When determining this allowance, we consider the probability of recoverability based on our past experience, taking into account current collection trends that are expected to continue, as well as general economic factors. From this, we develop an allowance provision based on the percentage likelihood that our aged receivables will not be collected. Historically our actual losses have been consistent with our provisions. Customer accounts receivable balances are written off against the allowance for doubtful accounts when they are deemed uncollectible.

Unexpected future events or significant future changes in trends could have a material impact on our future allowance provisions. If the financial condition of our individual customers were to deteriorate in the future, or general economic conditions were to deteriorate and affect our customers' ability to pay, our allowance expense could increase and have a material impact on our future statements of operations and cash flows.

*Revenue recognition*

We derive our revenue from sales of software licenses and related services. In accordance with the provisions of Statement of Position "SOP 97-2", *Software Revenue Recognition*, as amended, we record revenue from software licenses when a license agreement is signed by both parties, the fee is fixed or determinable, collection of the fee is probable and delivery of the product has occurred. For electronic delivery, we consider our software products to have been delivered when the access code to download the software from the Internet has been provided to the customer. If an element of the agreement has not been delivered, revenue for the element is deferred based on vendor-specific objective evidence of fair value. If vendor-specific objective evidence of fair value does not exist for the undelivered element, all revenue is deferred until sufficient objective evidence exists or all elements have been delivered. We treat all arrangements with payment terms longer than normal as having fees that are not fixed or determinable. Our normal payment terms typically range from "net 30 days" to "net 90 days" but we occasionally grant payment terms up to a year for domestic and international customers, respectively. We defer our revenue for those agreements which exceed our normal payment terms and are therefore assessed as not being fixed or determinable. Revenue under these agreements is recognized as payments become due unless collectibility concerns exist, in which case revenue is deferred until payments are received. Our assessment of collectibility is particularly critical in determining whether revenue should be recognized in the current market environment. Fees derived from arrangements with resellers are not recognized until evidence of a sell-through arrangement to an end user has been received.

Service revenue includes product maintenance, consulting and training. Customers who license our software products normally purchase maintenance services. These maintenance contracts provide unspecified software upgrades and technical support over a specified term, which is typically twelve months. Maintenance contracts are usually paid in advance and revenue from these contracts is recognized ratably over the term of the contract. Many of our customers use third-party system integrators to implement our products. Customers typically purchase additional consulting services from us to support their implementation activities. These consulting projects recognized under SOP 81-1, are clearly stated as such in discussion below. These consulting services are either sold on a time and materials or fixed fee basis and recognized as the services are performed, in accordance with the provisions of SOP 81-1, *Accounting for Performance of Construction Type and Certain Production Type Contracts.* We also offer training services which are sold on a per-student or per-class basis. Fees from training services are recognized as classes are attended by customers.

Payments received in advance of revenue recognition are recorded as deferred revenue. In the event that a software license arrangement requires us to provide consulting services for significant production, customization or modification of the software, or when the customer considers these services essential to the functionality of our software product, both the product license revenue and consulting services revenue would be recognized in accordance with the provision of SOP 81-1, *Accounting for Performance of Construction Type and Certain Production Type Contracts.* In such event, we would recognize revenue from such arrangements using the percentage of completion method and, therefore, both the product license and consulting services revenue would be recognized as work progresses, using hours worked as input measures. These arrangements have not been common and, therefore, the significant majority of our license revenue in the past three years has been recognized under SOP 97-2. We did not have any license and consulting arrangements that increase software functionality that are recognized under SOP 81-1 in 2005.

For arrangements for which we recognize revenue under the percentage of completion method, we measure progress toward completion based on the ratio of hours incurred to total estimated hours on the project, an input method. We believe we are able to make reasonably dependable estimates based on historical experience and various other assumptions that we believe are reasonable under the circumstances. These estimates included forecasting of hours to be incurred to-date, and projecting the remaining effort to complete project. These estimates are assessed continually during the term of the contract and revisions are reflected when conditions become known. Provisions for all losses on contracts are recorded when estimates determine that a loss will be incurred on a project. Using different hour estimates or different methods of measuring progress toward completion, consulting and service revenues and expenses may produce different results. A favorable change in estimates in a period could result in additional revenues and profit, and an unfavorable change in estimates could result in a reduction of revenue and profit or a recording of a loss.

***Fair value of financial instruments***

The carrying values of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their fair value because of the short-term maturity of these financial instruments. Short-term investments classified as available-for sale, are carried at fair value. The carrying amounts of our capital lease obligations and restructuring accruals approximate their fair value. The fair values are estimated using a discounted cash flow analysis based on our current incremental borrowing rates for similar types of borrowing arrangements.

### *Derivative Financial Instruments*

The accounting for changes in the fair value (i.e., unrealized gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. Derivatives that are not hedges must be adjusted to fair value through current earnings. We recognize all of our derivative instruments as either assets or liabilities in the balance sheet at fair value. We did not have any derivatives on the balance sheet at either December 31, 2005 or December 31, 2004, and we did not have any derivative activities during the year ended December 31, 2005.

In order to reduce the effect of foreign currency fluctuations, from time to time we utilize foreign currency forward exchange contracts (forward contracts) to hedge certain foreign currency transaction exposures outstanding during the period. The gains and losses on the forward contracts help to mitigate the gains and losses on our outstanding foreign currency transactions. We do not enter into forward contracts for trading purposes. All foreign currency transactions and all outstanding forward contracts are marked-to-market at the end of the period with unrealized gains and losses included in other income, net. We did not enter into any forward contracts during 2005 and had no outstanding forward contracts as of December 31, 2005 or December 31, 2004.

### *Advertising costs*

Advertising costs are expensed as incurred and totaled approximately $75,000, $109,000, and $41,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

### *Research and development*

Research and development expenses include costs incurred to develop and enhance our software. Research and development costs are charged to expense as incurred.

### *Software development costs for external use*

Software development costs incurred prior to the establishment of technological feasibility are charged to research and development expense as incurred. Material software development costs incurred subsequent to the time a product's technological feasibility has been established, using the working model approach, through the time the product is available for general release to customers, are capitalized. Amortization of capitalized software development costs begins when the product is available for general release to customers and is computed as the greater of (1) the ratio of current gross revenue for a product to the total of current and anticipated future gross revenue for the product or (2) the straight-line method over the estimated economic life of the product. To date, development costs qualifying for capitalization have been insignificant and therefore have been expensed as incurred.

### *Stock-based compensation*

We currently account for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion or APB 25, *Accounting for Stock Issued to Employees* and Financial Accounting Standards Board Interpretation, (FIN) 44, *Accounting for Certain Transactions Involving Stock Compensation*, and comply with the disclosure provisions of Statement of Financial Accounting Standards, or SFAS 123, *Accounting for Stock-Based Compensation* and SFAS 148, *Accounting for Stock-based Compensation — Transition and Disclosure.* Under APB 25 and related interpretations compensation is based on the difference, if any, on the date of the grant between the fair value of our stock and the exercise price. Unearned compensation is amortized and expensed in accordance with FIN 28, *Accounting for Stock Appreciation*

*Rights and Other Stock Option or Award Plan*, using the multiple option approach. We account for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and Emerging Issued Task Force, (EITF) 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.* Our accounting treatment of stock options will significantly change during 2005 due to planned adoption of SFAS 123(R), *Share-Based Payment,* which is effective for periods beginning after June 15, 2005. See *Recent Accounting Pronouncements* in Note 1.

The following table illustrates the effect on net loss and loss per share if we had applied the fair value recognition provisions of SFAS 123 to employee stock-based compensation, including shares issued under our stock option plans and Employee Stock Purchase Plan, collectively options. For purposes of pro forma disclosures, the estimated fair value of the options is assumed to be amortized to expense over the options' vesting periods and the amortization of deferred compensation, as calculated under the intrinsic value method, has been added back. Pro forma information follows (in thousands, except per share amounts):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Net loss, as reported | $(12,116) | $(15,894) | $(30,881) |
| Add: stock-based employee compensation included in reported net loss | 126 | 354 | 423 |
| Deduct: total stock-based compensation expense determined under fair value based method for all awards | (2,859) | (3,966) | (2,917) |
| Pro forma net loss | $(14,849) | $(19,506) | $(33,375) |
| Basic and diluted net loss per share | $ (0.36) | $ (0.48) | $ (0.95) |
| Pro forma basic and diluted net loss per share | $ (0.44) | $ (0.59) | $ (1.02) |
| Weighted-average shares used in calculations | 33,487 | 33,069 | 32,626 |

### *Income taxes*

Income taxes are accounted for using an asset and liability approach that requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on the rates expected to apply to taxable income in the periods the associated assets and liabilities are expected to be settled or realized. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

### *Net loss per share*

Basic net loss per share is calculated by dividing net loss by the weighted-average shares of common stock outstanding. The weighted-average shares of common stock outstanding does not include shares subject to our right of repurchase, which lapses ratably over the related vesting term. Diluted net loss per share is calculated by dividing net loss by the weighted-average shares of common stock outstanding plus potential common stock. Potential common stock is composed of shares of common stock subject to our right of repurchase and total shares of common stock issuable upon the exercise of stock options. The calculation of diluted net loss per share excludes shares of potential common stock if the effect is anti-dilutive. For any period in which a net loss is reported, diluted net loss per share equals basic net loss per share.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Numerator for basic and diluted net loss per share: | | | |
| Net loss | $(12,116) | $(15,894) | $(30,881) |
| Denominator for basic and diluted net loss per share: | | | |
| Weighted average shares of common stock outstanding | 33,487 | 33,069 | 32,640 |
| Less shares subject to repurchase | — | — | (14) |
| Denominator for basic and diluted net loss per share | 33,487 | 32,069 | 32,626 |
| Basic and diluted net loss per share | $ (0.36) | $ (0.48) | $ (0.95) |

The following table sets forth the weighted average shares of potential common stock that are not included in the diluted net loss per share calculation above (in thousands). The effect of these potentially outstanding shares was not included in the calculation of diluted loss per share because the effect would have been anti-dilutive:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Weighted average effect of anti-dilutive securities: | | | |
| Employee stock options (using Treasury stock method) | 97 | 337 | 1,132 |
| Unvested restricted stock | 100 | — | — |
| Common stock subject to repurchase agreements | — | — | 14 |
| Total | 197 | 337 | 1,146 |

### *Comprehensive loss*

Comprehensive loss is comprised of net loss and other comprehensive income (loss) such as foreign currency translation gains and losses and unrealized gains or losses on available-for-sale securities. Our total comprehensive loss was as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Net loss | $(12,116) | $(15,894) | $(30,881) |
| Other comprehensive loss | | | |
| Foreign currency translation adjustment | 74 | (146) | 55 |
| Unrealized gain (loss) on short-term investments | 59 | (107) | (40) |
| Comprehensive loss | $(11,983) | $(16,147) | $(30,866) |

The components of accumulated other comprehensive income (loss) are as follows (in thousands):

| | Year Ended December 31, | |
|---|---|---|
| | 2005 | 2004 |
| Foreign currency translation adjustment | $561 | $ 487 |
| Unrealized (loss) on short-term investments | (46) | (105) |
| Total accumulated other comprehensive income | $515 | $ 382 |

### *Segment information*

We provide business process integration software and services to businesses around the world. Since management's primary form of internal reporting is aligned with the offering of these software products and services, we believe that we have operated in one segment during each of the three years ended December 31, 2005, 2004 and 2003. We sell our products primarily to healthcare and insurance, telecommunications, manufacturing, and finance industries in the United States and in foreign countries through our direct sales personnel, resellers and system integrators.

### *Concentrations of credit risks and other concentrations*

We derive our revenue primarily from one product, and applications and services related to that product. No customer comprised more than 10% of total revenue in 2005, 2004 or 2003.

Financial instruments that potentially subject us to a concentration of credit risk consist of cash equivalents, short-term investments and accounts receivable.

All of our cash equivalents at December 31, 2005 and 2004 were deposited with financial institutions which we believe are of high credit quality. Our deposits with financial institutions may, at times exceed federally insured limits, however, we have not experienced any losses on such accounts.

For short-term investments, we limit credit risk by placing all investments with high credit quality issuers and limit the amount of investment with any one issuer. We only invest in high credit quality commercial paper, auction paper, bonds, or government securities.

We perform our ongoing credit evaluations of our customers' financial condition and generally require no collateral from customers. We maintain an allowance for doubtful accounts based upon the expected collectibility of our accounts receivables.

In 2004, we only had one customer, UPC whose receivable balance was greater that 10% of our total accounts receivable. At the end of December 31, 2005, no accounts receivable balance was greater than 10% of our total accounts receivable.

### *Recent accounting pronouncements*

In May 2005, the Financial Accounting Standard Board, (FASB) issued Statement of Accounting Standard 154, *Accounting Changes and Error Corrections*, or SFAS 154, which replaces Accounting Principles Board Opinions, (APB) 20, *Accounting Changes* and SFAS 3, *Reporting Accounting Changes in Interim Financial Statements*. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and are required to be adopted in the first fiscal quarter of 2006. We do not expect that application of this statement will have a significant impact on our financial position or results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards 123 — revised 2004 or SFAS 123R, *Share-Based Payment*, which replaces Statement of Financial Accounting Standards No. 123 or SFAS 123, Accounting for *Stock-Based Compensation*" and supersedes APB Opinion No. 25, (APB 25), *Accounting for Stock Issued to Employees*. SFAS 123R requires the measurement of all employee share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of income. In April 2005, the SEC announced that the accounting provisions of SFAS 123R are to be applied in the first quarter of the fiscal year beginning after June 15, 2005. As a result, we are now required to adopt SFAS 123R in the first quarter of fiscal 2006 and will recognize stock-based compensation expense using the modified prospective method. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. See Stock-based compensation above for the pro forma net loss and net loss per share amounts as if we had used a fair-value-based method similar to the methods required under SFAS 123R to measure compensation expense for employee stock incentive awards. We are evaluating the requirements under SFAS 123R and expect the adoption of this statement to have a significant adverse impact on our consolidated statements of operations and net loss per share.

**Note 2 — Balance Sheet Components (in thousands):**

| | December 31, | |
|---|---|---|
| | 2005 | 2004 |
| Trade accounts receivable | $ 5,793 | $ 10,754 |
| Unbilled accounts receivable | 2,594 | 307 |
| Less: Allowance for doubtful accounts | (541) | (532) |
| | $ 7,846 | $ 10,529 |
| Property and equipment, net | | |
| Computer equipment | $ 5,951 | $ 10,047 |
| Software licenses | 4,125 | 4,765 |
| Furniture and fixtures | 1,755 | 1,918 |
| Leasehold improvements | 2,133 | 2,297 |
| Computer equipment under capital leases | 265 | 287 |
| | 14,229 | 19,314 |
| Less: Accumulated depreciation and amortization | (13,093) | (18,261) |
| | 1,136 | $ 1,053 |
| Accrued liabilities: | | |
| Capital leases — current portion | $ 136 | $ 72 |
| Uninvoiced Payables | 3,151 | 2,771 |
| Other | 897 | 1,243 |
| | $ 4,184 | $ 4,086 |
| Other long-term liabilities: | | |
| Capital leases | $ 7 | $ — |
| Long-term sublease deposits | 56 | 77 |
| Deferred revenue | 1,267 | 673 |
| | $ 1,330 | $ 750 |

Included in accrued liabilities as of December 31, 2005 and 2004 is $3.1 million and $2.8 million respectively, for services received by Vitria for which invoices have not been received.

## Note 3 — Cash, Cash Equivalents and Short-term Investments

The following is a summary of cash, cash equivalents and available-for-sale securities (in thousands):

| | As of December 31, 2005 | | | | As of December 31, 2004 | | | |
|---|---|---|---|---|---|---|---|---|
| | Carrying Value | Unrealized Gains | Unrealized Losses | Fair Value | Carrying Value | Unrealized Gains | Unrealized Losses | Fair Value |
| Cash | $ 7,679 | — | — | $ 7,679 | $ 8,080 | — | — | $ 8,080 |
| Money market funds | 1,285 | — | — | 1,285 | 5,652 | — | — | 5,652 |
| Government securities | 800 | — | — | 800 | 3,698 | — | — | 3,698 |
| Commercial paper | 16,739 | — | — | 16,739 | 14,676 | — | — | 14,676 |
| Total cash equivalents | 18,824 | — | — | 18,824 | 24,026 | — | — | 24,026 |
| Total cash and cash equivalents | 26,503 | — | — | 26,503 | 32,106 | — | — | 32,106 |
| Government securities | 13,754 | — | (23) | 13,731 | 15,067 | — | (40) | 15,027 |
| Corporate bonds | 13,794 | — | (26) | 13,768 | 20,958 | — | (64) | 20,894 |
| Commercial paper | 7,477 | 3 | — | 7,480 | 10,537 | — | (1) | 10,536 |
| Total short-term investments | 35,024 | 3 | (49) | 34,979 | 46,562 | — | (105) | 46,457 |
| Total cash, cash equivalents, and short-term investments | $61,527 | $ 3 | $(49) | $61,482 | $78,668 | $— | $(105) | $78,563 |

## Note 4 — Deferred Revenue

Deferred revenue is comprised primarily of deferred maintenance, consulting and training revenue. Deferred maintenance revenue is not recorded until it has been supported by a formal commitment to pay or until it has been collected. Deferred maintenance is recognized in the consolidated statement of operations over the term of the arrangement, which is most commonly twelve months but can be as long as 18 or 24 months. Consulting and training revenue is generally recognized as the services are performed. Total long term and short term deferred revenue was $11.5 million at December 31, 2005 and $11.8 million at December 31, 2004.

## Note 5 — Credit Agreements

We entered into a Loan and Security Agreement with Silicon Valley Bank, dated June 28, 2002, for the purpose of establishing a revolving line of credit. We modified this agreement on June 24, 2005 and reduced the line of credit from $12.0 million to $6.5 million. The modification requires us to maintain minimum cash, cash equivalents, and short-term investments balance of $12.0 million. The agreement also requires us to maintain our primary depository and operating accounts with Silicon Valley Bank and invest all of our investments through Silicon Valley Bank. The line of credit serves as collateral for letters of credit and other commitments, even though these items do not constitute draws on the line of credit. Available advances under the line of credit are reduced by the amount of outstanding letters of credit and other commitments. Interest on outstanding borrowings on the line of credit accrues at the bank's prime rate of interest. The agreement is secured by all of our assets.

As of December 31, 2005, we had not borrowed against this line of credit. In connection with the line of credit agreement, we have outstanding letters of credit of approximately $3.0 million related to certain office leases at December 31, 2005. Fees related to our outstanding letters of credit totaled $37,000 in 2005.

**Note 6 — Restructuring**

In 2002, we initiated actions to reduce our cost structure due to sustained negative economic conditions that impacted our operations and resulted in lower than anticipated revenue. The plan was a combination of a reduction in workforce of approximately 285 employees, consolidations of facilities in the United States and United Kingdom and the related disposal of leasehold improvements and equipment. As a result of these restructuring actions, we incurred a charge of $19.5 million in the year ended December 31, 2002.

In 2003, we initiated actions to further reduce our cost structure. The plan was a combination of a reduction in workforce of approximately 100 employees, consolidations of facilities in the United States and United Kingdom and the related disposal of leasehold improvements and equipment. As a result of these restructuring actions, we incurred a charge of $16.1 million in the year ended December 31, 2003. The restructuring charge included approximately $2.9 million of severance related charges and $13.0 million of committed excess facilities charges, which included $2.2 million for the write-off of leasehold improvements and equipment in vacated facilities. The charge also included $180,000 in accretion charges related to the fair value treatment for the facilities we restructured in 2003, in accordance with SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities.*

In 2004, we incurred $1.1 million in restructuring costs. These costs consisted of accretion expense due to the fair value treatments for those leases restructured in 2003 under SFAS 146 and adjustments we made to our estimates for future sublease income and other assumption of future costs, which we revise periodically based on current market conditions.

In 2005, we incurred $746,000 in restructuring costs. These costs consisted of accretion expense due to the fair value treatments for those leases restructured in 2003 under SFAS 146 and adjustments we made to our estimates for future sublease income and other assumption of future costs, which we revise periodically based on current market conditions.

In 2005, we reclassified $467,000 from accrued restructuring to accrued rent to account for rent expense in periods prior to restructurings for which our landlord had not yet billed us, resulting in an increase in rent expense of $125,000 during the first quarter of 2005. This represented the difference between the $467,000 gross rent expense and the present valued amount of $342,000 that was previously included in accrued restructuring.

As of December 31, 2005, $7.4 million related to facility closures remains accrued from all of our restructuring actions net of $1.3 million of estimated future sublease income. A portion of this liability is based on the fair value treatment required by SFAS 146, which we adopted as of January 1, 2003.

The facilities consolidation charges for all of our restructuring actions were calculated using management's best estimates and were based upon the remaining future lease commitments for vacated facilities from the date of facility consolidation, net of estimated future sublease income. We have engaged brokers to locate tenants to sublease all of the excess facilities and, to date, have signed sublease agreements for two of the four remaining buildings. The estimated costs of vacating these leased facilities were based on market information and trend analyses, including information obtained from third-party real estate sources. Our ability to generate estimated sublease income is highly dependent upon the existing economic conditions, particularly lease market conditions in certain geographies, at the time the sublease arrangements are negotiated with third parties. While the amount we have accrued is the best estimate, these estimates are subject to change and may require routine adjustment as conditions change through the implementation period. If macroeconomic conditions related to the commercial real estate market continue to worsen, we may be required to increase our estimated cost to exit certain facilities.

As of December 31, 2005, $7.4 million of restructuring and other costs remained accrued for payment in future periods. The table below (in thousands) includes our 2003 accrual for restructured facilities, which was discounted at fair value, in accordance with SFAS 146.

| | Facilities Consolidation | Severance | Total |
|---|---|---|---|
| Balance at December 31, 2003 | $18,482 | $ 330 | $18,812 |
| Cash payments | (6,295) | (330) | (6,625) |
| Facility adjustments | 1,236 | — | 1,236 |
| Balance at December 31, 2004 | $13,423 | $ — | $13,423 |
| Cash payments | (6,400) | — | (6,400) |
| Facility adjustments | 397 | — | 397 |
| Balance at December 31, 2005 | $ 7,420 | $ — | $ 7,420 |

The future contractual lease payments, net of contractual future sublease income, amount to $9.4 million. The payments primarily consisting of lease obligations that will be made through 2013.

In the estimated lease payout schedule in the table below (in thousands), future lease payments are undiscounted and future sublease income is estimated based on third party estimates derived from prevailing market rates.

| | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 and Thereafter | Total Estimated Net Payments |
|---|---|---|---|---|---|---|---|
| Undiscounted future lease payments and estimated operating costs for restructured facilities | $3,753 | $2,230 | $856 | $856 | $856 | $2,092 | $10,643 |
| Less: contractual future sublease income | (770) | (512) | — | — | — | — | (1,282) |
| Gross estimated future payments | $2,983 | $1,718 | $856 | $856 | $856 | $2,092 | $ 9,361 |
| Less: Discount factor due to fair value treatment of facilities restructured in 2003 | | | | | | | (1,941) |
| Net future payments on restructured facilities | | | | | | | $ 7,420 |

## Note 7 — Commitments and Contingencies:

*Operating Leases*

We lease office space and certain equipment under non-cancelable operating leases through 2013. Some of these lease arrangements have options to renew at varying terms. Some of the leases require payment of property taxes, insurance, maintenance and utilities.

Total rent expense for operating lease agreements was $2.3 million, $2.6 million, and $4.4 million for the years ended December 31, 2005, 2004 and 2003, respectively.

In 2004 and 2003, we entered into several agreements to sublease certain of our leased buildings or offices which were restructured in 2002 and 2003. The subleases commenced from June to October 2004 and will expire in October 2007. Sublease rental income received, offset against our restructuring accrual, was $647,000 and $164,000 for the years ended December 31, 2004 and 2003. In 2005, we did not enter into any new agreements to sublease any of our leased buildings or offices. Sublease rental income received, offset against restructuring expenditures and adjustments, was $1.1 million for the year ended December 31, 2005.

### *Capital Leases*

During 2005, we acquired two new capital leases for computer equipment. These leases mature dates in January 2007 and March 2007 and interest rates that average 7% on an annual basis. Total equipment capitalized under these two leases was $286,000 and as of December 31, 2005 the accumulated amortization was $82,000, with an outstanding principal balance of $143,000.

In 2004, the total equipment capitalized under capital leases was approximately $281,000 and the accumulated amortization was approximately $219,000. These leases had maturity dates ranging from January 2005 to November 2005 with interest rates that averaged 10% on an annual basis.

Future minimum lease payments under non-cancelable operating and capital leases, undiscounted and reduced by minimum sublease income at December 31, 2005, are as follows (in thousands):

| | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 and Thereafter | Lease Payment |
|---|---|---|---|---|---|---|---|
| Operating leases | $3,686 | $2,352 | $1,508 | $1,299 | $856 | $2,093 | $11,794 |
| Capital leases | 141 | 8 | — | — | — | — | 149 |
| Imputed interest on capital leases | (5) | (1) | — | — | — | — | (6) |
| Total | $3,822 | $2,359 | $1,508 | $1,299 | $856 | $2,093 | $11,943 |

The amounts above include undiscounted operating lease commitments due under leases for abandoned facilities of $9.4 million, which is net of contractual sublease income of $1.3 million.

### *Warranties and Indemnification*

We generally provide a limited warranty for our software products and professional services to its customers. That warranty period is typically 90 days and accounts for such warranty obligations under SFAS No. 5, *Accounting for Contingencies.* Our software products' warranty is typically that software will, in all material respects, operate as documented in the relevant user documentation for the software product. Our professional services are generally warranted to be performed in a professional manner and in certain specific cases the services and related deliverables must adhere to specifications agreed between the parties. In the event there is a failure of such warranties, we generally will correct or provide a reasonable work-around or provide replacement product or service, or refund the relevant funds which may have been paid to us. We have not provided for a warranty accrual as of December 31, 2005 or December 31, 2004. To date, our product warranty expense has not been significant.

We generally agree to indemnify our customers against third party legal claims that our software products infringe certain other third-party intellectual property rights. In the event of such a third party claim, we are generally obligated to defend our customer against the claim and to either settle the claim at our expense or pay damages that the customer is legally required to pay to the third-party claimant. In addition, in the event of an infringement, we generally agree to modify or replace the infringing product, or, if those options are not reasonably possible, to refund the cost of the software or a portion thereof. To date, we have not been required to make any payment resulting from infringement claims asserted against our customers. As such, we have not provided for an infringement accrual as of December 31, 2005.

### *Contingencies*

In November 2001, Vitria and certain of our officers and directors were named as defendants in a class action shareholder complaint filed in the United States District Court for the Southern District of New York, now captioned

*In re Vitria Technology, Inc. IPO Securities Litigation*, Case No. 01-CV-10092. In the amended complaint, the plaintiffs allege that Vitria, certain of our officers and directors, and the underwriters of our initial public offering or the IPO violated federal securities laws because Vitria's IPO registration statement and prospectus contained untrue statements of material fact or omitted material facts regarding the compensation to be received by, and the stock allocation practices of, the IPO underwriters. The plaintiffs seek unspecified monetary damages and other relief. Similar complaints were filed in the same court against hundreds of public companies, or the Issuers that first sold their common stock since the mid-1990s, or the IPO Lawsuits.

The IPO Lawsuits were consolidated for pretrial purposes before United States Judge Shira Scheindlin of the Southern District of New York. Defendants filed a global motion to dismiss the IPO-related lawsuits on July 15, 2002. In October 2002, Vitria's officers and directors were dismissed without prejudice pursuant to a stipulated dismissal and tolling agreement with the plaintiffs. On February 19, 2003, Judge Scheindlin issued a ruling denying in part and granting in part the Defendants' motions to dismiss.

In June 2003, Vitria's Board of Directors approved a resolution tentatively accepting a settlement offer from the plaintiffs according to the terms and conditions of a comprehensive Memorandum of Understanding negotiated between the plaintiffs and the Issuers. Under the terms of the settlement, the plaintiff class will dismiss with prejudice all claims against the Issuers, including Vitria and our current and former directors and officers, and the Issuers will assign to the plaintiff class or its designee certain claims that they may have against the IPO underwriters. In addition, the tentative settlement guarantees that, in the event that the plaintiffs recover less than $1.0 billion in settlement or judgment against the underwriter defendants in the IPO Lawsuits, the plaintiffs will be entitled to recover the difference between the actual recovery and $1.0 billion from the insurers for the Issuers. In June 2004, Vitria executed a final settlement agreement with the plaintiffs consistent with the terms of the Memorandum of Understanding. On February 15, 2005, the Court issued a decision certifying a class action for settlement purposes and granting preliminary approval of the settlement subject to modification of certain bar orders contemplated by the settlement. On August 31, 2005, the Court reaffirmed class certification and preliminary approval of the modified settlement in a comprehensive Order. In addition, the Court approved the form of Notice to be sent to members of the settlement classes, which was be published and mailed beginning November 15, 2005. On February 24, 2006 the Court dismissed litigation filed against certain underwriters in connection with the claims to be assigned to the plaintiffs under the settlement. The Court has set a Final Settlement Fairness Hearing on the settlement for April 24, 2006. The settlement is still subject to statutory notice requirement as well as final judicial approval.

**Note 8 — Income Taxes:**

The following is a geographical breakdown of consolidated income (loss) before income taxes by income tax jurisdiction (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| United States | $(12,225) | $(15,511) | $(26,729) |
| Foreign | 364 | 110 | (3,558) |
| Total | $(11,861) | $(15,401) | $(30,287) |

The provision for income taxes consists of the following (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Current: | | | |
| Federal | $ — | $ — | $ — |
| State | — | — | 80 |
| Foreign | 255 | 493 | 514 |
| Total provision for taxes | $255 | $493 | $594 |

The tax provision is reconciled to the amount computed using the federal statutory rate of 35% for December 31, 2005, 2004 and 2003, as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Income tax benefit at federal statutory rate | $(4,151) | $(5,390) | $(10,601) |
| State income tax, net of federal benefit | (446) | — | 52 |
| Foreign Taxes | 255 | — | — |
| Valuation allowance changes affecting the tax provision | 4,972 | 5,774 | 10,982 |
| Nondeductible compensation | 44 | 109 | 161 |
| Federal & State Research & Development | (478) | — | — |
| Other | 59 | — | — |
| Provision for taxes | $ 255 | $ 493 | $ 594 |

Deferred tax assets and (liabilities) consist of the following (in thousands):

| | As of December 31, | |
|---|---|---|
| | 2005 | 2004 |
| Net operating loss carryforwards | $ 73,832 | $ 69,083 |
| Tax credit carryforwards | 10,548 | 9,162 |
| Capitalized expenses, accruals and allowances | 6,037 | 8,094 |
| Net deferred tax assets | 90,417 | 86,339 |
| Valuation allowance | (90,417) | (86,339) |
| | $ — | $ — |

We recorded provision for income taxes of $255,000, $493,000, and $594,000 million for the years ended December 31, 2005, 2004 and 2003, respectively. Income tax provisions in all periods presented relate to income taxes currently payable on income generated in non-U.S. tax jurisdictions, state income taxes, and foreign withholding taxes incurred on software license revenue.

Due to the history of losses and uncertainty surrounding the realization of net deferred tax assets, the Company has provided a valuation allowance for the entire amount of its deferred tax assets. The valuation allowance will be reduced at such time as management believes it is more likely than not that the deferred tax assets will be realized. The increase in our valuation allowance was $4.1 million and $2.6 million for the years ended December 31, 2005 and 2004, respectively. Approximately $11.0 million of the valuation allowance for deferred tax assets at December 31, 2005 is attributable to unbenefitted stock option deductions, the benefit of which will be credited to equity if and when realized.

As of December 31, 2005, we had federal and state net operating loss (NOL) carryforwards of approximately $202.7 million and $123.7 million respectively. We also had federal and state tax credit carryforwards of approximately $6.7 million and $5.7 million respectively, at December 31, 2005. The federal net operating loss and tax credit carryforwards will expire beginning in 2014, if not utilized. The state net operating losses will expire beginning in 2006. The state tax credits carry forward indefinitely. Our ability to utilize the benefits of the NOLs and tax credit carryforwards is dependent on our generation of sufficient taxable income in future years. Utilization of the Company's net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration or elimination of the net operating loss and tax credit carryforwards before utilization.

## Note 9 — Segment Reporting

We provide business process integration software and services to businesses around the world. Since management's primary form of internal reporting is aligned with the offering of these software products and services, we believe that we have operated in one segment during each of the three years ended December 31, 2005, 2004 and 2003. We sell our products primarily to healthcare and insurance, telecommunications, manufacturing, and finance industries in the United States and in foreign countries through our direct sales personnel, resellers and system integrators.

Revenue is assigned based on the location of our customers. The U.S. accounted for approximately 53%, Canada and Japan each accounted for approximately 8% of total revenue in 2005. No one country other than the U.S. accounted for more than 10% of total revenue in 2004 or 2003.

Identifiable assets are classified based on the location of our facilities. Long-lived assets represent those material long-lived assets that can be associated with a particular geographic area. No one region or county other than the U.S. accounted for more than 10% of long-lived assets in 2005, 2004 or 2003.

Information regarding operations in different geographic areas is as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | *2005* | *2004* | *2003* |
| Revenue: | | | |
| United States | $28,462 | $32,957 | $50,242 |
| Canada | 4,313 | 6,343 | 5,248 |
| Japan | 4,079 | 5,966 | 4,690 |
| Other International | 16,830 | 16,619 | 20,539 |
| Total | $53,684 | $61,885 | $80,719 |
| Long-lived assets: | | | |
| United States | $ 1,602 | $ 1,144 | $ 3,044 |
| International | 277 | 96 | 506 |
| Total | $ 1,879 | $ 1,240 | $ 3,550 |

## Note 10 — Related Party Transactions

In December 2003, we sold our interest in our China operations to QilinSoft LLC (formerly referred to as ChiLin LLC). QilinSoft is owned and controlled by Dr. JoMei Chang, a director and a significant stockholder, and Dr. Dale Skeen, a director and our Chief Executive Officer and Chief Technology Officer, the spouse of Dr. Chang and a significant stockholder.

At the time of the sale, Vitria and QilinSoft entered into a license agreement whereby QilinSoft received a royalty-bearing license to distribute our products in China. In addition, Vitria and QilinSoft executed a development agreement in December 2003 pursuant to which QilinSoft performs development work and other fee-bearing services for us. In April 2004, Dr. Chang and Dr. Skeen entered into a confirmation agreement with us confirming the nature of their involvement and/or investment in QilinSoft including obligations with respect to non-solicitation and hiring of our employees and non-competition with Vitria. In July 2004, we entered into a professional services agreement with QilinSoft pursuant to which QilinSoft may order professional services from us. In November 2004, we entered into a two year marketing agreement with QilinSoft governing the marketing and sales relationship between the parties.

The following table is a summary of our related party revenue and service fees for the periods ending December 31, 2005, 2004 and 2003 (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Revenue from QilinSoft LLC | $ 200 | $100 | $— |
| R&D and Consulting expense incurred with QilinSoft LLC | $2,898 | $596 | $— |
| Trade A/R with QilinSoft LLC | $ 300 | $ — | $— |
| Trade A/P and Accruals with QilinSoft LLC | $ 441 | $102 | $— |

We experienced a significant increase in outsourced research and development costs incurred with QilinSoft LLC, during 2005, and we expect another substantial increase in 2006 over 2005 levels. This is because we are continuing to do more of our engineering for professional services work offshore and QilinSoft is an important provider of offshore engineering talent.

## Note 11 — Employee Benefit Plans

### *Deferred Compensation*

In December 1998, we established a nonqualified, unfunded deferred compensation plan for certain key executives providing for payments upon retirement, death or disability. Under the plan, certain employees receive payments equal to the sum of all amounts deferred at the election of the employee and any corporate contributions credited to the plan and due and owing to the employee, together with earning adjustments, minus any distributions. Through December 31, 2005, we did not make any contributions to the plan.

We have recorded the assets and liabilities for the deferred compensation at gross amounts in the accompanying balance sheet because such assets are not protected from our general creditors and, as such, these assets could be used to meet our obligations in the event of bankruptcy. The assets are recorded at fair value. Any changes in fair value are recognized as a reduction or increase in compensation expense. Plan assets equal plan liabilities and were each $195,000 at December 31, 2005 and $186,000 at December 31, 2004.

### *Equity Incentive Plans*

In March 1995, we adopted the 1995 Equity Incentive Plan, which provides for the granting of stock options, stock appreciation rights, stock bonuses and restricted stock to our employees, directors and consultants. In October 1998, we adopted the 1998 Executive Incentive Plan which provides for the granting of stock options to employees, directors and consultants. Options granted under the 1995 Equity Incentive Plan and the 1998 Executive Incentive Plan may be either incentive stock options (ISO) or nonqualified stock options (NSO). ISOs may be granted only to our employees (including officers and directors who are also Vitria employees). NSOs may be granted to our employees and outside consultants.

In June 1999, the Board of Directors adopted and, in July 1999 the stockholders approved, the 1999 Equity Incentive Plan, which amended the 1995 Equity Incentive Plan, and amended the 1998 Executive Incentive Plan, or the Amended Plans. The Amended Plans provide for the granting of stock options, stock appreciation rights, stock bonuses, and restricted stock purchase awards to employees, including officers, directors or consultants. We have reserved 24,806,874 shares of common stock for issuance under the Amended Plans. On December 31 of each year for 10 years, starting with the year 1999, the number of shares reserved automatically increases by 6.5% of the outstanding common stock calculated on a fully-diluted basis, with the number of options granted which qualify as incentive stock options never to exceed 8,000,000. Fully diluted common stock includes common stock subject to Vitria's right of repurchase and common stock issuable upon the exercise of stock options. The remaining number of authorized shares that could be issued under the Amended Plans was 15,127,505 at December 31, 2005.

In October 2000, the Board of Directors adopted the 1999 Equity Incentive Plan for French Employees, or the French Plan, which is a sub-plan to the 1999 Equity Incentive Plan. The French Plan only provides for the granting of stock options.

On June 22, 2001, the Board of Directors adopted the Vitria Technology UK Sub-Plan, or the UK Plan, which is a sub-plan to the 1999 Equity Incentive Plan. The UK Plan only provides for the granting of stock options.

On June 22, 2001, the Board of Directors adopted the 1999 Equity Incentive Plan Sub Plan for Italian Employees, the Italian Plan, which is a sub-plan to the 1999 Equity Incentive Plan. The Italian Plan only provides for the granting of stock options.

Options under the Amended Plans may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. Furthermore, under the 1998 Executive Incentive Plan, no employee shall be eligible to be granted options to purchase more than 400,000 shares of common stock during any calendar year. Options granted generally vest over a five year or four year period. A portion of the shares sold to employees prior to our initial public offering in September 1999 were subject to a right of repurchase by Vitria. The number of shares subject to repurchase decreased ratably over a five year period from their exercise date as the shares vested. As of December 31, 2005 and 2004 there were no shares subject to repurchase. As of December 31, 2003, there were 9,817 shares subject to repurchase.

The following table summarizes information about stock option transactions under the Amended Plans (in thousands, except per share amounts):

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2005 | | 2004 | | 2003 | |
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding at beginning of period | 5,809 | $6.68 | 6,801 | $7.05 | 5,012 | $10.63 |
| Granted below fair value | — | $ — | — | $ — | 1 | $ 4.12 |
| Granted at fair value | 1,645 | $3.29 | 2,154 | $3.78 | 3,993 | $ 4.46 |
| Grant above fair value | — | $ — | 5 | $3.04 | — | $ — |
| Exercised | (50) | $2.82 | (334) | $2.75 | (110) | $ 2.01 |
| Canceled | (1,629) | $5.43 | (2,817) | $5.80 | (2,095) | $10.94 |
| Outstanding at end of period | 5,775 | $6.11 | 5,809 | $6.68 | 6,801 | $ 7.05 |
| Options vested | 3,357 | | 2,932 | | 3,572 | |
| Weighted average fair value of options granted below fair value | | $ — | | $ — | | $ 3.52 |
| Weighted average fair value of options granted at fair value during the period | | $2.06 | | $2.63 | | $ 3.62 |
| Weighted average fair value of options granted above fair value | | $ — | | $1.59 | | $ — |
| Weighted average fair value of all options granted | | $2.06 | | $2.63 | | $ 3.62 |

The following table summarizes the information about stock options outstanding and exercisable as of December 31, 2005 (in thousands, except per share amounts):

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Price | Number Outstanding in Thousands | Weighted Average Remaining Contractual Life in Years | Weighted Average Exercise Price | Number Exercisable in Thousands | Weighted Average Exercise Price |
| $ 0.25 - 3.03 | 1,075 | 8.70 | $ 2.93 | 271 | $ 2.94 |
| $ 3.04 - 3.31 | 414 | 8.65 | $ 3.24 | 121 | $ 3.24 |
| $ 3.35 - 3.42 | 754 | 9.25 | $ 3.42 | 111 | $ 3.42 |
| $ 3.43 - 4.12 | 321 | 8.40 | $ 3.76 | 126 | $ 3.94 |
| $ 4.57 - 4.60 | 752 | 5.66 | $ 4.60 | 549 | $ 4.60 |
| $ 4.65 - 4.71 | 597 | 6.83 | $ 4.70 | 374 | $ 4.70 |
| $ 4.82 - 7.92 | 65 | 7.81 | $ 6.10 | 34 | $ 6.10 |
| $ 8.00 - 8.00 | 758 | 3.53 | $ 8.00 | 758 | $ 8.00 |
| $ 8.12 - 10.00 | 266 | 4.56 | $ 9.42 | 265 | $ 9.43 |
| $12.04 - 188.00 | 773 | 5.78 | $15.22 | 748 | $15.22 |
| Total options | 5,775 | 6.89 | $ 6.11 | 3,357 | $ 7.89 |

***Fair value disclosures***

We currently follow APB Opinion 25, *Accounting for Stock Issued to Employees* and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion 25, *Accounting for Stock Issued to Employees*, because the exercise price of our employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in our financial statements.

Pro forma information regarding net loss and net loss per share is required by SFAS 123. This information is required to be determined as if we had accounted for its employee stock options (including shares issued under the Employee Stock Purchase Plan, collectively called "stock based awards"), under the fair value method of that statement. Among other things, the Black-Scholes model considers the expected volatility of our stock price, determined in accordance with SFAS 123, in arriving at an option valuation.

The fair value of our stock based awards to employees was estimated using the following weighted-average assumptions:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Risk-free interest rates | 4.37% | 3.32% | 3.12% |
| Expected life (in years) | 6.25 | 3 | 4 |
| Dividend yield | 0% | 0% | 0% |
| Expected volatility | 65% | 118% | 130% |

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected volatility of the stock price. Because our stock based awards have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimates, in the opinion of management, the existing models may not necessarily provide a reliable single measure of the fair value of its stock based awards.

### *1999 Employee Stock Purchase Plan*

In June 1999, the Board of Directors adopted, and in July 1999 the stockholders approved, the 1999 Employee Stock Purchase Plan, or the Purchase Plan. Under the Purchase Plan, eligible employees can have up to 10% of their earnings withheld to be used to purchase shares of common stock on specified dates determined by the Board of Directors. The price of common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock on the commencement date of each offering period or the specified purchase date. The Board of Directors may specify a look-back period of up to 27 months.

The Purchase Plan provides for the issuance of shares of common stock pursuant to purchase rights granted to employees. At the time it was adopted by the Board of Directors, 1,500,000 shares were reserved for issuance under the Purchase Plan. On August 14 of each year for 10 years, starting with the year 2000, the number of shares reserved for issuance under the Purchase Plan automatically increases by the greater of (i) 2% of the outstanding shares on a fully-diluted basis, or (ii) the number of shares required to restore the reserve to 1,500,000 shares. Such automatic share reserve increases may not exceed 16,500,000 shares in the aggregate over a 10-year period. In 2005 and 2004, 673,650 and 680,116 shares, respectively, were added to the reserve. At December 31, 2005, 978,946 shares had been issued to date and 4,559,562 shares were reserved for future issuance.

On June 22, 2001, the Board of Directors adopted an initial offering of common stock under the Purchase Plan for employees of Vitria Technology, S.A.S. and Vitria Technology, S.R.L., organized under the laws of the Republic of France and Republic of Italy, respectively, or the French and Italian Offerings. As of December 31, 2005, there were no additional shares issued. In December 31, 2004, 1,919 shares had been issued pursuant to the French and Italian Offerings.

Under SFAS 123, pro forma compensation cost is reported for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model and the following assumptions:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Risk-free interest rates | 2.73% | 3.07% | 1.37% |
| Average expected lives (in years) | 1 | 2 | 1 |
| Dividend yield | 0% | 0% | 0% |
| Expected volatility | 91% | 125% | 130% |

The weighted average fair value of the purchase rights granted was $1.99, $1.27 and $1.56 per share in 2005, 2004 and 2003 respectively.

### *Stock-based compensation*

Total stock-based compensation expense was $126,000 in 2005 $354,000 in 2004 and $423,000 in 2003.

Stock-based compensation includes the amortization of unearned employee stock-based compensation on options issued to employees prior to our initial public offering in September 1999. Amortization of unearned employee stock-based compensation for options issued to employees prior to Vitria's initial public offering in September 1999 was amortized over a five year period and has been fully amortized as of December 31, 2004. For the years ended December 31, 2005, 2004, and 2003, we did not incur any stock-based compensation in connection with stock issued to non-employees for services rendered.

In 2004, we issued a stock grant to all Vitria employees. Each person who was a non-executive employee on the date of the grant received 250 shares of Vitria common stock. The fair market value of our common stock at the date of the grant was $2.88 per share. This stock grant resulted in stock based compensation expense of $207,000 in 2004. In accordance with APB Opinion 25, *Accounting for Stock Issued to Employees*, we recorded $67,000 stock-based compensation expense for stock option grant modifications made for a certain executive in 2004.

In the first quarter of 2005, we issued a restricted stock award. The expense related to this stock award is being recognized over a four year period as service is rendered. We recorded $71,000 in stock-based compensation expense related to this stock award for the period ending December 31, 2005. In addition, we recorded $55,000 in stock-based compensation expense for a stock award granted to a former member of our Board of Directors.

The breakdown of stock-based compensation is as follows (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2005 | 2004 | 2003 |
| Sales and marketing | $ 71 | $ 72 | $155 |
| Research and development | — | 88 | 154 |
| General and administrative | 55 | 117 | 80 |
| Cost of revenue | — | 77 | 34 |
| Total amortization of stock-based compensation expense | $126 | $354 | $423 |

### *401(k) Plan*

In May 1996, the Board of Directors adopted an employee savings and retirement plan, or the 401(k) Plan, covering substantially all of our employees. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the statutory prescribed limit and have the amount of such reduction contributed to the 401(k) Plan. We may make contributions to the 401(k) Plan on behalf of eligible employees. To date, we have not made any contributions to the 401(k) Plan.

## Schedule II

## Valuation and Qualifying Accounts

| Description | Balance at Beginning of Period | Charged to Profit and Loss | Deduction | Balance at End of Period |
| --- | --- | --- | --- | --- |
| Year ended December 31, 2003 | | | | |
| Account receivable allowance | $2,262 | $101 | $(1,965) | $398 |
| Year ended December 31, 2004 | | | | |
| Account receivable allowance | $ 398 | $ 89 | $ 45 | $532 |
| Year ended December 31, 2005 | | | | |
| Account receivable allowance | $ 532 | $ 89 | $ (79) | $542 |

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 30, 2006.

**VITRIA TECHNOLOGY, INC.**

By: /s/ M. Dale Skeen, Ph.D.

M. Dale Skeen, Ph.D.
Title: Chief Executive Officer and
Chief Technology Officer

**KNOW ALL PERSONS BY THESE PRESENTS**, that each person whose signature appears below constitutes and appoints M. Dale Skeen and Michael D. Perry, and each or any one of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do it person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signatures | Title | Date |
|---|---|---|
| /s/ M. Dale Skeen, Ph.D.<br>M. Dale Skeen, Ph.D. | Chief Executive Officer,<br>Chief Technology Officer and Director<br>(Principal Executive Officer) | March 30, 2006 |
| /s/ Michael D. Perry<br>Michael D. Perry | Senior Vice President and<br>Chief Financial Officer<br>(Principal Financial and Accounting Officer) | March 30, 2006 |
| /s/ JoMei Chang, Ph.D.<br>JoMei Chang, Ph.D. | Director | March 30, 2006 |
| /s/ Harry Van Wickle<br>Harry Van Wickle | Director | March 30, 2006 |
| /s/ Alberto J. Yepez<br>Alberto J. Yepez | Director | March 30, 2006 |
| /s/ Dennis P. Wolf<br>Dennis P. Wolf | Director | March 30, 2006 |

## EXHIBIT INDEX

| Exhibit Number | Description of Document |
|---|---|
| 3.1(1) | Amended and Restated Certificate of Incorporation of Vitria. |
| 3.2(2) | Certificate of Amendment of Restated Certificate of Incorporation. |
| 3.3(3) | Bylaws of Vitria. |
| 4.1 | Reference is made to Exhibits 3.1 through 3.3. |
| 4.2(3) | Specimen Stock Certificate. |
| 4.3(3) | Second Amended and Restated Investor Rights Agreement, dated May 20, 1999. |
| 10.1(3)* | Form of Indemnity Agreement. |
| 10.2(4)* | Amended and Restated 1999 Equity Incentive Plan. |
| 10.3(5)* | 1998 Executive Incentive Plan. |
| 10.4(6)* | 1999 Employee Stock Purchase Plan. |
| 10.5(3)* | 1998 Nonqualified Deferred Compensation Plan. |
| 10.6(3) | Sublease by and between Applied Materials, Inc. and Vitria, dated April 6, 1999. |
| 10.7(7) | First Amendment to Sublease by and between Applied Materials, Inc. and Vitria, dated December 14, 1999. |
| 10.8(8) | Lease by and between Opus/AEW Office Development Company, L.L.C. and Vitria, dated March 20, 2000. |
| 10.9(9) | Sublease by and between Lattice Semiconductor Corporation and Vitria, dated May 30, 2000. |
| 10.10(10)* | Key Employee Retention and Severance Plan, adopted January 22, 2002. |
| 10.11(11)* | Non-Employee Director Change of Control Plan, adopted January 22, 2002. |
| 10.12(12) | Loan and Security Agreement, by and between Silicon Valley Bank and Vitria, dated June 28, 2002. |
| 10.13(13) | Loan Modification Agreement, by and between Silicon Valley Bank and Vitria, dated November 6, 2002. |
| 10.14(14)* | Separation Agreement, by and between JoMei Chang and Vitria, dated December 27, 2003. |
| 10.15(15)† | License and Service Agreement, by and between ChiLin, LLC and Vitria, dated December 31, 2003. |
| 10.16(16) | Transfer Agreement for Ordinary Shares, by and between ChiLin, LLC and Vitria, dated December 31, 2003. |
| 10.17(17) | Development and Service Agreement, by and between ChiLin, LLC and Vitria, dated December 31, 2003. |
| 10.18(18) | Sublease by and between Proxim, Inc. and Vitria, dated June 6, 2003. |
| 10.19(19) | Second Loan Modification Agreement by and between Silicon Valley Bank and Vitria, dated June 26, 2003. |
| 10.20(20) | Third Loan Modification Agreement by and between Silicon Valley Bank and Vitria, dated June 11, 2004. |
| 10.21(21)* | Confirmation Agreement, by and between JoMei Chang, Dale Skeen and Vitria, dated April 22, 2004. |
| 10.22(22)* | Offer Letter, by and between Michael D. Perry and Vitria, dated June 14, 2004. |
| 10.23(23)* | Offer Letter Amendment, by and between Michael D. Perry and Vitria, dated September 23, 2004. |
| 10.24(24) | Marketing Agreement between QiLinSoft, LLC and Vitria, dated November 4, 2004. |
| 10.25(25)* | Form of Stock Option Agreement. |
| 10.26(26)* | Form of Stock Option Grant Notice. |
| 10.27(27)* | Form of Stock Award Grant Notice and Agreement. |
| 10.28(28)* | Form of Restricted Stock Award Agreement. |
| 10.29(29)* | From of Restricted Stock Award Grant Notice. |
| 10.30(30)* | Offer Letter, by and between Jim Davis and Vitria, dated February 25, 2005. |
| 10.31(31) | Professional Service Agreement between QiLinSoft, LLC and Vitria, dated July 20, 2004. |
| 10.32(32)* | Offer Letter by and between John Parillo and Vitria, dated May 12, 2005. |
| 10.33(33)* | Separation Agreement by and between James A. Davis and Vitria, dated August 5, 2005. |
| 10.34(34)* | Separation Agreement by and between Gregory Anderson and Vitria, effective as of September 12, 2005. |

| Exhibit Number | Description of Document |
|---|---|
| 10.35* | Non-Employee Director Compensation Policy. |
| 16.1(35) | Letter from Ernst & Young LLP to the U.S., Securities and Exchange Commission, dated as of September 28, 2004, stating its agreement with the statements made in From 8-K/A filed on September 28, 2004. |
| 23.1 | Consent of BDO Seidman LLP, Independent Registered Public Accounting Firm. |
| 23.2 | Consent of Independent Registered Pubic Accounting Firm. |
| 24 | Power of Attorney, Contained on Signature Page. |
| 31.1 | Certification of President and Chief Executive Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended. |
| 31.2 | Certification of Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended. |
| 32.1** | Certification of President and Chief Executive Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended. |
| 32.2** | Certification of Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended. |

---

(1) Filed as Exhibit 3.2 to our Registration Statement on Form S-1, as amended, File No. 333-81297, filed on June 22, 1999, and incorporated herein by reference.

(2) Filed as Exhibit 3.4 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed on August 14, 2003, and incorporated herein by reference.

(3) Filed as the like-numbered Exhibit to our Registration Statement on Form S-1, as amended, File No. 333-81297, filed on June 22, 1999, and incorporated herein by reference.

(4) Filed as Exhibit 10.2 to our Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 31, 2003, and incorporated herein by reference.

(5) Filed as Exhibit 10.3 to our Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 31, 2003, and incorporated herein by reference.

(6) Filed as Exhibit 99.3 to our Registration Statement on Form S-8, File No. 333-91325, filed on November 19, 1999, and incorporated herein by reference.

(7) Filed as the like-numbered Exhibit to our Registration Statement on Form S-1, as amended, File No. 333-95319, filed on January 25, 2000, and incorporated herein by reference.

(8) Filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed on May 15, 2000, and incorporated herein by reference.

(9) Filed as Exhibit 10.10 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed on August 14, 2000, and incorporated herein by reference.

(10) Filed as Exhibit 10.12 to our Annual Report on Form 10-K for the year ended December 31, 2001, filed on March 29, 2002, and incorporated herein by reference.

(11) Filed as Exhibit 10.13 to our Annual Report on Form 10-K for the year ended December 31, 2001, filed on March 29, 2002, and incorporated herein by reference.

(12) Filed as Exhibit 10.15 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed on November 14, 2002, and incorporated herein by reference.

(13) Filed as Exhibit 10.16 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed on November 14, 2002, and incorporated herein by reference.

(14) Filed as Exhibit 10.15 to our Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 12, 2004 and incorporated herein by reference.

(15) Filed as Exhibit 10.16 to our Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 12, 2004 and incorporated herein by reference.

(16) Filed as Exhibit 10.17 to our Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 12, 2004 and incorporated herein by reference.

(17) Filed as Exhibit 10.18 to our Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 12, 2004 and incorporated herein by reference.

(18) Filed as Exhibit 10.15 to our Quarterly Report on 10-Q for the quarter ended June 30, 2003, filed August 14, 2003, and incorporated herein by reference.

(19) Filed as Exhibit 10.16 to our Quarterly Report on 10-Q for the quarter ended June 30, 2003, filed August 14, 2003, and incorporated herein by reference.

(20) Filed as Exhibit 10.24 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed on August 9, 2004 and incorporated herein by reference.

(21) Filed as Exhibit 10.30 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed on August 9, 2004 and incorporated herein by reference.

(22) Filed as Exhibit 10.31 to our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2004, filed on August 17, 2004 and incorporated herein by reference.

(23) Filed as Exhibit 10.32 to our Current Report on Form 8-K, filed on September 27, 2004 and incorporated herein by reference.

(24) Filed as Exhibit 10.32 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed on November 9, 2004 and incorporated herein by reference.

(25) Filed as Exhibit 10.33 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed on November 9, 2004 and incorporated herein by reference.

(26) Filed as Exhibit 10.34 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed on November 9, 2004 and incorporated herein by reference.

(27) Filed as Exhibit 10.35 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, filed on November 9, 2004 and incorporated herein by reference.

(28) Filed as Exhibit 10.36 to our Current Report on Form 8-K, filed on March 8, 2005, and incorporated herein by reference.

(29) Filed as Exhibit 10.37 to our Current Report on Form 8-K, filed on March 8, 2005, and incorporated herein by reference.

(30) Filed as Exhibit 10.38 to our Current Report on Form 8-K, filed on March 8, 2005, and incorporated herein by reference.

(31) Filed as Exhibit 10.40 to our Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005 and incorporated herein by reference.

(32) Filed as Exhibit 10.41 to our Current Report on Form 8-K, filed on May 18, 2005 and incorporated herein by reference.

(33) Filed as Exhibit 10.43 to our Current Report on Form 8-K, filed on August 11, 2005 and incorporated herein by reference.

(34) Filed as Exhibit 10.44 to our Current Report on Form 8-K, filed on September 15, 2005 and incorporated herein by reference.

(35) Filed as Exhibit 16.1 to our Current Report on Form 8-K/A, filed on September 28, 2004, and incorporated herein by reference.

† Confidential treatment has been granted for portions of this exhibit.

* Indicates a management contract or compensatory plan or arrangement.

** The certifications attached as Exhibits 32.1 and 32.2 accompany this Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission, and are not to be incorporated by reference into an filing of Vitria Technology, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.